The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities and they are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-206020

SUBJECT TO COMPLETION, DATED MAY 8, 2017

Prospectus Supplement to Prospectus dated May 8, 2017

Becton, Dickinson and Company
$2,250,000,000
Common Stock

We are offering           shares (the “firm shares”) of our common stock, par value $1.00 per share (our “common stock”). We will receive all of the net proceeds from this offering.

Concurrently with this offering, we are offering           depositary shares, each representing a 1/20th ownership interest in a share of our          % mandatory convertible preferred stock, par value $1.00 per share (our “mandatory convertible preferred stock”) (or           depositary shares if the underwriters in that offering exercise their overallotment option to purchase additional depositary shares in full) (the “concurrent offering”). The concurrent offering is being made by means of a separate prospectus supplement and not by means of this prospectus supplement. This prospectus supplement is not an offer to sell or a solicitation of an offer to buy any securities being offered in the concurrent offering. This offering of our common stock and the concurrent offering are not contingent on one another.

We intend to use the proceeds of this offering, together with the proceeds of the concurrent offering and borrowings under the Term Loan Facility (as defined herein), to finance a portion of the Cash Consideration (as defined herein) payable in connection with the Bard Acquisition (as defined herein) and to pay related fees and expenses. The closing of this offering and the concurrent offering are not conditioned on each other or on the closing of the Bard Acquisition which, if completed, will occur subsequent to the closing of this offering. See “Summary—The Bard Acquisition” and “Use of Proceeds.”

Our common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “BDX.” On May 5, 2017, the last reported sale price of our common stock on the NYSE was $185.40 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section of this prospectus supplement beginning on page S-22 and in our annual report on Form 10-K and quarterly reports on Form 10-Q, which are incorporated by reference into this prospectus supplement (as such risk factors may be updated from time to time in our public filings).

	Per Share	Total
Public offering price	$	$(1)
Underwriting discounts and commissions	$	$(1)
Proceeds, before expenses, to us	$	$(1)
(1)	Assumes no exercise of the underwriters’ option to purchase additional shares described below.

We have granted the underwriters an option exercisable within a 30-day period beginning on, and including, the date of this prospectus supplement, to purchase up to           additional shares of our common stock (representing 10% of the firm shares being offered, the “additional shares” and, together with the firm shares, the “shares”) from us at the public offering price, less the underwriting discounts and commissions. See “Underwriting.”

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the related prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares on or about          , 2017.

Joint book-running managers
Citigroup	J.P. Morgan	Morgan Stanley	Wells Fargo Securities
BNP PARIBAS	MUFG	Barclays
Co-managers
Scotiabank	BTIG	BNY Mellon Capital Markets, LLC
ING	Loop Capital Markets	The Williams Capital Group, L.P.

The date of this prospectus supplement is          , 2017

Prospectus supplement

Prospectus

Neither we nor the underwriters have authorized any other person to give any information not contained in or incorporated by reference into this prospectus supplement or the accompanying prospectus or in any free writing prospectus relating to this offering prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus and any free writing prospectus relating to this offering prepared by or on behalf of us or to which we have referred you constitute an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained or incorporated by reference into this prospectus supplement and

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the accompanying prospectus and in any free writing prospectus relating to this offering prepared by or on behalf of us or to which we have referred you is current only as of the respective dates of such documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement which contains specific information about the terms of this offering. This prospectus supplement also adds and updates information contained in, or incorporated by reference into, the accompanying prospectus. The second part, the accompanying prospectus, provides more general information about us and securities we may offer from time to time, some of which may not apply to this offering of shares. This prospectus supplement and the accompanying prospectus incorporate by reference important business and financial information about us that is not included in or delivered with this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus together with the additional information below under the heading “Where You Can Find More Information and Incorporation by Reference.” If there is any inconsistency between the information in this prospectus supplement and the accompanying prospectus or any document incorporated herein or therein by reference, you should rely on the information in this prospectus supplement.

As used in this prospectus supplement, unless otherwise specified or unless the context indicates otherwise, the terms “Company,” “Becton, Dickinson,” “BD,” “we,” “us,” and “our” refer to Becton, Dickinson and Company and its consolidated subsidiaries.

References herein to “$” and “dollars” are to the lawful currency of the United States. The financial information presented or incorporated by reference in this prospectus supplement and the accompanying prospectus has been prepared in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”).

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WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement (of which this prospectus supplement and accompanying prospectus form a part) and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus supplement and the accompanying prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than, in each case, documents or information deemed to have been furnished but not filed in accordance with SEC rules), on or after the date of this prospectus supplement until the termination of the offering under this prospectus supplement:

(a)	our Annual Report on Form 10-K for the fiscal year ended September 30, 2016;
(b)	our Quarterly Reports on Form 10-Q for the three months ended December 31, 2016 and March 31, 2017;
(c)	the portions of our Proxy Statement on Schedule 14A for our 2017 annual meeting of stockholders filed with the SEC on December 15, 2016 that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2016;
(d)	our Current Reports on Form 8-K filed with the SEC on December 1, 2016, December 2, 2016, December 5, 2016, December 9, 2016, January 19, 2017, January 26, 2017, April 24, 2017 and May 8, 2017; and
(e)	the description of our common stock, par value $1.00 per share, contained in our registration statement on Form 8-A relating to such common stock, including any further amendment or report filed for the purpose of updating such description.

You may request a copy of our filings, at no cost, by writing or telephoning the Office of the Corporate Secretary of Becton, Dickinson and Company, 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, telephone (201) 847-6800 or by going to our Internet website at www.bd.com. Our Internet website address is provided as an inactive textual reference only. The information provided on our Internet website is not part of this prospectus supplement and, therefore, is not incorporated herein by reference.

Bard (as defined below) is also subject to the information and reporting requirements of the Exchange Act and files periodic reports and other information with the SEC. These periodic reports and other information are available for inspection and copying at the SEC’s public reference room and by accessing the website of the SEC referred to above.

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FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “plan,” “expect,” “believe,” “intend,” “will,” “may,” “anticipate,” “estimate,” “pro forma” and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance (including volume growth, sales and earnings per share growth, and cash flows) and statements regarding our strategy for growth, future product development, regulatory approvals, competitive position and expenditures. All statements that address our future operating performance or events or developments that we expect or anticipate will occur in the future are forward-looking statements.

Forward-looking statements are, and will be, based on management’s then-current views and assumptions regarding future events, developments and operating performance and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate, or risks or uncertainties materialize, actual results could vary materially from expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events and developments or otherwise, except as required by applicable law or regulations.

The following are some important factors that could cause actual results of our combined company, or either us or Bard individually, to differ from our expectations and, with respect to “Summary—Recent Developments—Bard,” Bard’s disclosed expectations, in any forward-looking statements. For further discussion of certain of these factors, see “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and in our future filings and Bard’s filings with the SEC. See “Where You Can Find More Information and Incorporation by Reference.”

•	Risks related to the pending Bard Acquisition, including our ability to complete the Bard Acquisition on anticipated terms and timing, including failure to obtain, delays in obtaining or adverse conditions contained in any required shareholder or regulatory approvals for the acquisition and potential unforeseen liabilities, our ability to successfully integrate operations and manage, expand and grow the combined company, BD’s ability to realize anticipated cost savings and margin improvements, our ability to migrate Bard’s operations from Bard owned and operated systems and processes to our owned and operated systems and processes successfully, failure to enter into or obtain, or delays in entering into or obtaining, certain agreements and consents necessary to operate the acquired business as planned, and increased expenses incurred due to activities related to the Bard Acquisition;
•	The outcome of any legal proceedings related to the Bard Acquisition;
•	The ability of the Bridge Commitment Parties (as defined herein) that have provided the Bridge Facility (as defined herein) to meet their obligations thereunder in the event we are required to draw on such bridge financing;
•	Our ability to raise, on terms reasonable and acceptable to us, all or a portion of the financing to replace the Bridge Facility prior to the closing of the Bard Acquisition, which, if the Bard Acquisition is ultimately not consummated or is delayed, could require us to pay significant interest expense, dividends and other costs in connection with the financing without achieving the expected benefits of the Bard Acquisition;
•	Our ability to consummate the Exchange Offers (as defined herein) and to receive the requisite consents sought in the related Consent Solicitations (as defined herein);
•	The significant additional indebtedness we expect to incur in connection with the financing of the Bard Acquisition and the impact this increased indebtedness may have on our ability to operate the combined company;
•	Weakness in the global economy and financial markets, which could increase the cost of operating our or Bard’s businesses, weaken demand for our or Bard’s products and services, negatively impact the prices we or Bard can charge for our respective products and services, or impair our or Bard’s ability to produce our respective products;

S-iv

•	Competitive factors that could adversely affect our or Bard’s operations, including new product introductions (for example, new forms of drug delivery) by our or Bard’s current or future competitors, increased pricing pressure due to the impact of low-cost manufacturers as certain competitors have established manufacturing sites or have contracted with suppliers in low-cost manufacturing locations as a means to lower their costs, patents attained by competitors (particularly as patents on our or Bard’s products expire), and new entrants into our or Bard’s markets;
•	The adverse financial impact resulting from unfavorable changes in foreign currency exchange rates;
•	Regional, national and foreign economic factors, including inflation, deflation, and fluctuations in interest rates, and their potential effect on our or Bard’s operating performance;
•	The loss of key senior management or other associates;
•	The anticipated demand for our and Bard’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures;
•	Our or Bard’s ability to achieve our or Bard’s respective projected level or mix of product sales, as our and Bard’s respective earnings forecasts are based on projected sales volumes and pricing of many product types, some of which are more profitable than others;
•	Changes in reimbursement practices of third-party payers or adverse decisions relating to our or Bard’s products by such payers, which could reduce demand for our respective products or the price we or Bard can charge for such products;
•	The impact of the Patient Protection and Affordable Care Act in the United States, which implemented an excise tax on U.S. sales of certain medical devices (which has been suspended until January 1, 2018), and which could result in reduced demand for our or Bard’s products, increased pricing pressures or otherwise adversely affect our or Bard’s businesses;
•	Future healthcare reform in the countries in which we or Bard do business that may involve changes in government pricing and reimbursement policies or other cost containment reforms;
•	Changes in domestic and foreign healthcare industry practices that result in a reduction in procedures using our or Bard’s products or increased pricing pressures, including the continued consolidation among healthcare providers and trends toward managed care and healthcare cost containment;
•	Fluctuations in the cost and availability of oil-based resins and other raw materials, as well as certain components used in our or Bard’s products, the ability to maintain favorable supplier arrangements and relationships (particularly with respect to sole-source suppliers), and the potential adverse effects of any disruption in the availability of such items;
•	Security breaches of our or Bard’s information technology systems or our or Bard’s products, which could impair our or Bard’s ability to conduct business, result in the loss of our or Bard’s trade secrets or otherwise compromise sensitive information of us, Bard or our respective customers, suppliers and other business partners, or of customers’ patients, or result in product efficacy or safety concerns for certain of our or Bard’s products;
•	Difficulties inherent in product development, including the potential inability to successfully continue technological innovation, successfully complete clinical trials, obtain regulatory approvals in the United States and abroad, obtain intellectual property protection for our or Bard’s products, obtain coverage and adequate reimbursement for new products, or gain and maintain market approval of products, as well as the possibility of infringement claims by competitors with respect to patents or other intellectual property rights, all of which can preclude or delay commercialization of a product. Delays in obtaining necessary approvals or clearances from the U.S. Food and Drug Administration (“FDA”) or other regulatory agencies or changes in the regulatory process may also delay product launches and increase development costs;
•	The impact of business combinations, including any volatility in earnings relating to acquisition-related costs, and our ability to successfully integrate any business we may acquire;

S-v

•	Our or Bard’s ability to penetrate or expand our or Bard’s respective operations in emerging markets, which depends on local economic and political conditions, the ability to register products in local jurisdictions and how well we or Bard are able to acquire or form strategic business alliances with local companies and make necessary infrastructure enhancements to production facilities and distribution networks. Our and Bard’s international operations also increase our and Bard’s compliance risks, including risks under the Foreign Corrupt Practices Act and other anti-corruption laws;
•	Political conditions in international markets, including civil unrest, terrorist activity, governmental changes, trade barriers, restrictions on the ability to transfer capital across borders and governmental expropriation of assets. This includes the possible impact of the June 2016 advisory referendum by British voters to exit the European Union, which has created uncertainties affecting business operations in the United Kingdom and the EU;
•	Deficit reduction efforts or other actions that reduce the availability of government funding for healthcare and research, which could weaken demand for our or Bard’s products and result in additional pricing pressures, as well as create potential collection risks associated with such sales;
•	Fluctuations in university or United States and international governmental funding and policies for life sciences research;
•	Fluctuations in the demand for products we or Bard sell to pharmaceutical companies that are used to manufacture, or are sold with, the products of such companies, as a result of funding constraints, consolidation or otherwise;
•	The effects of events that adversely impact our or Bard’s ability to manufacture our respective products (particularly where production of a product line is concentrated in one or more plants) or our or Bard’s ability to source materials or components from suppliers (including sole-source suppliers) that are needed for such manufacturing;
•	Pending and potential future litigation or other proceedings adverse to BD or Bard, including antitrust, product liability, mass tort liability, environmental and patent infringement, and the availability or collectability of insurance relating to any such claims;
•	New or changing laws and regulations affecting our or Bard’s domestic and foreign operations, or changes in enforcement practices, including laws relating to trade, monetary and fiscal policies, taxation (including tax reforms that could adversely impact multinational corporations), sales practices, environmental protection, price controls, and licensing and regulatory requirements for new products and products in the postmarketing phase. In particular, the U.S. and other countries may impose new requirements regarding registration, labeling or prohibited materials that may require us or Bard to re-register products already on the market or otherwise impact our or Bard’s ability to market our or Bard’s products. Environmental laws, particularly with respect to the emission of greenhouse gases, are also becoming more stringent throughout the world, which may increase our or Bard’s costs of operations or necessitate changes in our or Bard’s manufacturing plants or processes or those of our or Bard’s suppliers, or result in liability to us or Bard;
•	Product efficacy or safety concerns regarding our or Bard’s products resulting in product recalls, regulatory action on the part of the FDA or foreign counterparts, declining sales and product liability claims, particularly in light of the current regulatory environment, in which there has been increased enforcement activity by the FDA. As a result of the CareFusion Acquisition (as defined below), we are operating under a consent decree with the FDA relating to our U.S. infusion pump business. The consent decree authorizes the FDA, in the event of any violations in the future, to order us to cease manufacturing and distributing products, recall products or take other actions, and we may be required to pay significant monetary damages if we fail to comply with any provision of the consent decree;
•	Risks relating to our acquisition of CareFusion (as defined below), including our ability to continue to successfully combine and integrate the CareFusion operations in order to fully obtain the anticipated benefits and costs savings from the transaction;
•	The effect of adverse media exposure or other publicity regarding our or Bard’s business or operations, including the effect on our or Bard’s reputation or demand for our respective products;

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•	The effect of market fluctuations on the value of assets in our or Bard’s pension plans and on actuarial interest rate and asset return assumptions, which could require us or Bard to make additional contributions to the plans or increase our or Bard’s pension plan expense;
•	Our or Bard’s ability to obtain the anticipated benefits of restructuring programs, if any, that we or Bard may undertake; and
•	Issuance of new or revised accounting standards by the Financial Accounting Standards Board or the SEC.

The foregoing list sets forth many, but not all, of the factors that could impact our or Bard’s or the combined company’s ability to achieve results described in any forward-looking statements. In addition, certain risks associated with our or Bard’s industry and business described above and elsewhere herein and in our or Bard’s public filings may become more significant following consummation of the Bard Acquisition. Investors should understand that it is not possible to predict or identify all such factors and should not consider this list to be a complete statement of all potential risks and uncertainties.

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SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because this is a summary, it may not contain all of the information that is important to you. Before making an investment decision, you should read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference, including the section entitled “Risk Factors” in this prospectus supplement and “Part I, Item 1A—Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2016 (as such risk factors may be updated from time to time in our public filings, including in our Quarterly Reports on Form 10-Q incorporated by reference herein).

OUR COMPANY

We are a global medical technology company that is advancing the world of health by improving medical discovery, diagnostics and the delivery of care. We lead in patient and health care worker safety and the technologies that enable medical research and clinical laboratories. We provide innovative solutions that help advance medical research and genomics, enhance the diagnosis of infectious disease and cancer, improve medication management, promote infection prevention, equip surgical and interventional procedures, and support the management of diabetes. We partner with organizations around the world to address some of the most challenging global health issues. We have nearly 50,000 associates across 50 countries who work in close collaboration with customers and partners to help enhance outcomes, lower health care delivery costs, increase efficiencies, improve health care safety and expand access to health.

We were incorporated under the laws of the State of New Jersey in November 1906, as successor to a New York business started in 1897. Our executive offices are located at 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, and our telephone number is (201) 847-6800. Our Internet website is www.bd.com. The information provided on our Internet website is not a part of this prospectus supplement and, therefore, is not incorporated herein by reference.

The Bard Acquisition

On April 23, 2017, we entered into an Agreement and Plan of Merger (the “Bard Merger Agreement”) with C. R. Bard, Inc., a New Jersey corporation (“Bard”), and Lambda Corp., a New Jersey corporation and our wholly owned subsidiary (“Merger Corp”). The Bard Merger Agreement provides, among other things, that upon the terms and subject to the conditions set forth therein, Merger Corp will merge with and into Bard, with Bard surviving as our wholly owned subsidiary (the “Bard Acquisition”).

In the Bard Acquisition, each issued and outstanding share of common stock, par value $0.25 per share of Bard (other than shares owned, directly or indirectly, by us, Bard or Merger Corp), will be converted into the right to receive (i) $222.93 in cash, without interest (the “Cash Consideration”), and (ii) 0.5077 of a validly issued, fully paid and non-assessable share of our common stock (the “Equity Consideration” and, together with the Cash Consideration, the “Bard Acquisition Consideration”). Under the terms of the Bard Merger Agreement, if the number of shares issuable as a result of the Bard Acquisition would exceed 19.9% of the issued and outstanding shares of our common stock immediately prior to the entry into Bard Merger Agreement, the Equity Consideration will be adjusted downward by the minimum extent necessary so that no more than such number of shares becomes issuable in the Bard Acquisition, and the Cash Consideration will be correspondingly increased as set forth in the Bard Merger Agreement. The total implied value of Bard Acquisition Consideration will amount to approximately $24.0 billion (based on the Company’s closing stock price as of April 21, 2017), approximately $16.1 billion of which will be in the form of Cash Consideration. Completion of the Bard Acquisition is subject to customary closing conditions, including regulatory approvals and approval of Bard’s shareholders, and is expected to close in the fall of 2017. For additional information, see “Description of the Bard Acquisition.”

There can be no assurance that we will be able to consummate the Bard Acquisition on a timely basis or at all. See “Risk Factors—Risks Related to the Bard Acquisition.” This offering is not contingent on the consummation of the Bard Acquisition.

We believe the combination will create a highly differentiated medical technology company uniquely positioned to improve both the process of care and the treatment of disease for patients and healthcare providers. The Bard Acquisition is expected to build on our leadership position in medication management and infection prevention with an expanded offering of solutions across the care continuum.

•	Provides End-to-End Solutions in Medication Management and Infection Prevention. We believe the combined company combines the leadership and innovation of BD’s IV drug preparation, dispensing, delivery and administration and Bard’s vascular access segments (peripherally inserted central catheters, midlines and drug delivery ports). Bard also expands BD’s presence in infection prevention, with offerings positioned to address a substantial portion of the most costly and frequent healthcare associated infections.
•	Increases Opportunities in Fast Growing Clinical Areas. We believe Bard’s clinically differentiated offerings will create more meaningful scale and relevance for BD in the high-growth categories of oncology and surgery and will expand BD’s focus on the treatment of disease states beyond diabetes to include peripheral vascular disease, urology, hernia and cancer.
•	Expands the Company’s Global Capabilities. The transaction is expected to further accelerate the combined company’s growth outside of the United States, with opportunities to drive near-term revenue synergies, including Bard’s strong presence in vascular access and surgery driving sales of the highly complementary CareFusion portfolio. The combined company will also have a large and growing presence in emerging markets.
•	Strengthens Financial Profile. We expect the Bard Acquisition to accelerate top-line growth, expand BD’s addressable market opportunity, improve BD’s gross margins and generate strong cash flow.
•	Significant Synergies. We expect the Bard Acquisition to generate $300 million of estimated annual, pre-tax, run-rate cost synergies by fiscal year 2020, and a benefit from revenue synergies beginning in fiscal year 2019.

Financing of the Bard Acquisition

Concurrent Offering

Concurrently with this offering, we are offering, by means of a separate prospectus supplement,           depositary shares, each representing a 1/20th interest in a share of our          % mandatory convertible preferred stock, par value $1.00 per share, for aggregate gross proceeds to us of $2.25 billion, plus up to an additional           depositary shares that the underwriters of such offering have the option to purchase from us, in each case, at the public offering price of $          per depositary share. The closing of the concurrent offering is not conditioned on the closing of this offering or the consummation of the Bard Acquisition. The closing of this offering is not conditioned on the closing of the concurrent offering. For more information, see “Concurrent Offering.”

Bridge Commitment

On April 23, 2017, in connection with the execution of the Bard Merger Agreement, we entered into a commitment letter (the “Bridge Commitment Letter”) with Citigroup Global Markets Inc. (“Citi”, and such financial institution, together with Citibank, N.A., JPMorgan Chase Bank, N.A., The Bank of Tokyo-Mitsubishi UFJ, Ltd., Barclays Bank PLC, Morgan Stanley Bank, N.A., Wells Fargo Bank, N.A., The Bank of Nova Scotia, U.S. Bank National Association, Standard Chartered Bank, The Bank of New York Mellon, ING Bank N.V., Dublin Branch, The Northern Trust Company and Svenska Handelsbanken AB (publ), New York Branch, being referred to as the “Bridge Commitment Parties”), pursuant to which the Bridge Commitment Parties have committed to provide a senior unsecured 364-day bridge loan facility (the “Bridge Facility”) for a total amount of $15.7 billion for the purpose of funding: (i) the Cash Consideration for the Bard Acquisition and (ii) the fees and expenses and any applicable premiums incurred in connection with the transactions contemplated by the Bard Merger Agreement. The commitments in respect of the Bridge Facility will be automatically reduced, subject to certain exceptions and limitations, on a dollar-for-dollar basis by (i) the net cash proceeds of any issuance of notes by the Company, (ii) the net cash proceeds of the incurrence by the Company of certain other indebtedness for borrowed money, (iii) the net cash proceeds from any issuance of equity by the Company, including the proceeds from the concurrent offering and the sale of the securities in this offering, (iv) the committed amount or (without duplication) the net cash proceeds of loans under the Term Loan Facility and (v) the net cash proceeds of certain sales of assets outside the ordinary course of business. The financing commitments of the Bridge Commitment Parties are currently undrawn and are subject to various conditions set forth in the Bridge Commitment Letter.

New Credit Facilities

On April 23, 2017, in connection with the execution of the Bard Merger Agreement, we entered into a commitment letter (the “Bank Facilities Commitment Letter”) with Citi, pursuant to which Citi has (A) committed to provide (1) $250.0 million of a senior unsecured term loan facility (the “Term Loan Facility”) expected to total up to $2.25 billion for the purpose of funding (i) a portion of the Cash Consideration for the Bard Acquisition and (ii) the fees and expenses incurred in connection therewith and (2) $250.0 million of either a refinancing or a replacement of our existing revolving credit facility, which shall result in us having a $2.25 billion senior unsecured revolving credit facility (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Bank Facilities”), for the purpose of funding (i) general corporate needs and (ii) the redemption or repurchase of Bard’s existing 1.375% notes due 2018 (the “Bard 2018 Notes”) and (B) agreed to act as arranger for the Bank Facilities to assist in arranging commitments from other financial institutions for the remaining $2.0 billion for each Bank Facility. The financing commitments of Citi are currently undrawn and are subject to various conditions set forth in the Bank Facilities Commitment Letter, including obtaining commitments from other financial institutions for at least $2.0 billion of the Term Loan Facility. Certain of the underwriters or their affiliates have agreed to provide us with the New Credit Facilities. See “Underwriting.”

The balance of the financing in connection with the Bard Acquisition could take any of several forms or any combination of them, including but not limited to the following: (i) we may issue senior notes in the public and/or private capital markets; (ii) we may enter into one or more senior term loan facilities; (iii) we may use cash on hand; and (iv) we may draw funds under the Bridge Facility. See “Description of the Bard Acquisition.”

Exchange Offers and Consent Solicitations and Redemption

On May 5, 2017, we commenced offers to exchange (collectively, the “Exchange Offers”) any and all of the outstanding $500.0 million aggregate principal amount of Bard’s 4.400% Notes due 2021, $500.0 million aggregate principal amount of Bard’s 3.000% Notes due 2026 and $149.82 million aggregate principal amount of Bard’s 6.700% Notes due 2026 (collectively, the “Exchange Offer Notes”) for up to approximately $1.15 billion aggregate principal amount of new notes issued by BD and cash. Each new BD note will accrue interest at the same annual interest rate, have the same interest payment dates, same redemption terms and same maturity date as the existing Bard note for which it is exchanged.

In conjunction with the Exchange Offers, we are also soliciting consents (collectively, the “Consent Solicitations”), on behalf of Bard, to adopt certain proposed amendments to each of the indentures governing the Exchange Offer Notes to (i) eliminate substantially all of the restrictive covenants in the indentures and (ii) limit the reporting covenants under the indentures so that Bard is only required to comply with the reporting requirements under the Trust Indenture Act of 1939. Each Exchange Offer and Consent Solicitation is conditioned upon the completion of each other Exchange Offer and Consent Solicitation, although we may waive such condition at any time with respect to an Exchange Offer. Any waiver of a condition by us with respect to an Exchange Offer will automatically waive such condition with respect to the corresponding Consent Solicitation, as applicable.

The Exchange Offers and Consent Solicitations are being made in a private transaction pursuant to the terms and subject to the conditions set forth in the offering memorandum and consent solicitation statement dated May 5, 2017 (the “Offering Memorandum and Consent Solicitation Statement”) and only to certain eligible holders of Exchange Offer Notes. The Exchange Offers and Consent Solicitations are initially scheduled to expire on June 5, 2017, unless extended (the “Expiration Date”), and holders who validly tender their Exchange Offer Notes prior to the Expiration Date will receive the consideration set forth in the Offering Memorandum and Consent Solicitation Statement. The Exchange Offers and Consent Solicitations are subject to certain additional conditions, including the closing of the Bard Acquisition. We may amend, modify or waive these conditions other than the condition that the Bard Acquisition shall have been consummated. Holders who validly tender their Exchange Offer Notes before the early exchange date (currently May 18, 2017) will also receive the “early tender premium” set forth in the Offering Memorandum and Consent Solicitation Statement. Subject to applicable law and the terms of the applicable indenture governing the Exchange Offer Notes, holders are permitted to withdraw their tendered notes and related consents upon the earlier of 5:00 p.m., New York time, on May 18, 2017 and the execution of the supplemental indenture to the corresponding series of Exchange Offer Notes implementing the applicable proposed amendments.

In addition, we expect a notice of redemption to be issued for all of the $500.0 million outstanding aggregate principal amount of the Bard 2018 Notes immediately prior to the closing of the Bard Acquisition.

This prospectus supplement is not an offer to exchange any Exchange Offer Notes and should not be construed as a notice of redemption for the Bard 2018 Notes. The Exchange Offers and Consent Solicitations are being made only by and pursuant to the Offering Memorandum and Consent Solicitation Statement. This offering is not conditioned on the consummation of the Exchange Offers and Consent Solicitations.

Use of Proceeds

We intend to use the net proceeds of this offering, together with the proceeds of the concurrent offering and borrowings under the Term Loan Facility, to finance a portion of the Cash Consideration payable in connection with the Bard Acquisition and to pay related fees and expenses. The proceeds of this offering together with the proceeds of the concurrent offering and the Term Loan Facility will reduce the commitments under the Bridge Facility. The balance of the financing in connection with the Bard Acquisition could take any of several forms or any combination of them, including but not limited to the following: (i) we may issue senior notes in the public and/or private capital markets; (ii) we may enter into one or more senior unsecured term loan facilities; (iii) we may use cash on hand; and (iv) we may draw funds under the Bridge Facility. See “Use of Proceeds.”

Bard

The information below about Bard has been derived from the periodic reports that Bard has filed with the SEC.

General

Bard and its subsidiaries are engaged in the design, manufacture, packaging, distribution and sale of medical, surgical, diagnostic and patient care devices. Charles Russell Bard founded Bard in 1907. In 1923, Bard was incorporated as C. R. Bard, Inc. and distributed an assortment of urological and surgical products. Bard became a publicly traded company in 1963 and began trading on the NYSE five years later. Currently, Bard sells a broad range of products to hospitals, individual healthcare professionals, extended care facilities and alternate site facilities on a global basis. In general, Bard’s products are intended to be used once and then discarded or either temporarily or permanently implanted. Bard participates in the markets for vascular, urology, oncology and surgical specialty products. Bard’s product strategy is based on the following tenets, which are designed to position Bard for continued growth:

•	Clinician Preference - Bard targets markets where clinicians drive purchasing decisions based on the benefits a product provides to patients;
•	Product Leadership - Bard pursues opportunities in markets where products that consistently provide superior clinical outcomes and medical economic value can attain a leadership position;
•	Market Growth - Bard focuses its investments in fast-growing and/or under-served markets;
•	Competitive Advantage - Bard strives to achieve a sustainable competitive advantage through product quality and innovation, intellectual property protection and a core competency in managing complex clinical and regulatory requirements; and
•	Product Diversity - Bard offers a broad, diverse product portfolio to balance the risks inherent in the highly competitive and complex medical device industry.

Bard’s execution of this strategy has helped Bard establish market leadership positions across its four product group categories.

Product Group Information

Bard reports its sales in four major product group categories: vascular, urology, oncology and surgical specialties. Bard also has a product group of other products. The following table sets forth for the three years ended December 31, 2016, 2015 and 2014 the approximate percentage contribution by category to Bard’s consolidated net sales on a worldwide basis.

	For the Years Ended December 31,
	2016	2015	2014
Vascular	27%	28%	28%
Urology	26%	25%	25%
Oncology	27%	27%	27%
Surgical Specialties	17%	17%	17%
Other	3%	3%	3%
Consolidated net sales	100%	100%	100%

Vascular Products

Bard’s vascular products cover a wide range of minimally invasive devices for the treatment of peripheral vascular disease (“PVD”) and end-stage renal disease (“ESRD”). These products include: percutaneous transluminal angioplasty (“PTA”) catheters, chronic total occlusion (“CTO”) catheters, guidewires, fabrics, meshes, introducers and accessories; valvuloplasty balloons; peripheral vascular stents, self-expanding and balloon-expandable covered stents and vascular grafts; vena cava filters; and biopsy devices. Bard’s low-profile catheter and high-pressure balloon technology has made Conquest®, Atlas® and Dorado® PTA catheters leading choices of clinicians for the treatment of arterial venous access stenosis and other PVDs. Bard began selling the Lutonix® drug-coated PTA balloon for the treatment and prevention of vascular disease in Europe in 2012 and in the United States in October 2014, upon receipt of regulatory approval from the FDA. Bard’s Ultraverse® and VascuTrak® PTA catheters and Crosser™ CTO catheter give Bard one of the broadest offerings in the small-vessel segment of the PVD market. Bard’s line of peripheral vascular stents, covered stents and vascular grafts includes the Flair® AV (arterial venous) Access Stent Graft, E•Luminexx® and LifeStar® Iliac Stents, and the LifeStent® family of stents approved for use in the superficial femoral and proximal popliteal arteries. Bard’s vena cava filters product line includes devices that can be either permanently implanted or retrieved after the threat of blood clots traveling from the lower extremities to a patient’s lungs has passed. Bard also offers products for the treatment of ESRD through a broad line of long-term dialysis catheters with market leading products including GlidePath™, Equistream®, Decathlon®, Hickman® and Reliance® catheters. Bard also offers a market leading portfolio of automatic core needle biopsy devices including MaxCore®, Magnum®, the Mission™ lightweight semi-automatic biopsy device and the Marquee™ disposable core biopsy instrument. Bard’s Vacora® and Finesse® devices combine the benefits of a vacuum-assisted biopsy technology with a portable, self-contained needle system for the diagnosis of breast tumors. Bard offers a wide variety of products across the percutaneous breast biopsy and tissue marker segments. The EnCor® and EnCor Enspire® breast biopsy systems allow for ultrasound-, stereotactic- and MRI-guided breast biopsy procedures, and Bard’s breast tissue markers include the SenoMark®, StarchMark®, Gel Mark®, UltraClip® and UltraCor® product lines. In 2014, Bard began recording revenue related to royalty payments received from W.L. Gore & Associates Inc.

Urology Products

Bard’s urology products include basic urology drainage products, fecal and urinary continence products, urological specialty products and Targeted Temperature Management™ products. The Foley catheter, which Bard introduced in 1934, remains one of the most frequently used products in the urology field. Bard has a market-leading position in Foley catheters, including the infection control Foley catheter (Bardex® I.C. Foley catheter), which has been proven to substantially reduce the rate of urinary tract infections. Bard also has a line of intermittent self-catheters and male external catheters, primarily used in non-acute settings. In January 2016, Bard acquired Liberator Medical Holdings, Inc., a durable medical equipment supplier, to vertically integrate and expand its presence in the non-acute segment of the market. Other products include: fecal incontinence products; brachytherapy devices and radioactive seeds used to treat prostate cancer; intermittent urinary drainage catheters, urine monitoring and collection systems; ureteral stents; and specialty devices for stone removal procedures. Bard markets the proprietary line of StatLock® catheter stabilization devices, which are used primarily to secure peripheral intravenous catheters, thereby reducing restarts and other complications. These devices are also used to secure many other types of catheters sold by Bard and other companies, including Foley catheters. In addition, Bard markets the Arctic Sun® system with proprietary ArcticGel™ pads providing therapy for patients requiring Targeted Temperature Management™.

Oncology Products

Bard’s oncology products cover a wide range of devices used in the treatment and management of various cancers and other diseases and disorders. These include specialty vascular access catheters and ports, vascular access ultrasound devices, dialysis access catheters and enteral feeding devices. Bard’s specialty vascular access products serve a well-established market in which Bard holds a leading position. The features and benefits of Bard’s broad line of peripherally inserted central catheters (“PICCs”) have allowed Bard to capitalize on this important segment of the specialty vascular access market. Bard’s PowerPICC® catheters and PowerPort® devices can also be used to inject contrast media at high flow rates. These devices eliminate the need to place an additional catheter in the significant number of PICC and port recipients who also require contrast enhanced CT (computed tomography) scans. Bard’s Site-Rite® vascular access ultrasound device and Sherlock™ tip locator system help nurses place a PICC at a patient’s bedside, making PICCs a more convenient and cost-effective treatment option. Bard’s 3CG Tip Confirmation System™ can be used in place of imaging technologies such as x-rays to confirm proper placement of the PICC prior to treatment. Both Sherlock™ and Sherlock 3CG™ can be integrated into the Site Rite® system facilitating bedside placement. For patients not requiring central venous access, Bard offers a wide range of midline catheters as well as guidewire-assisted peripheral intravenous lines.

Surgical Specialty Products

Bard’s surgical specialty products include implanted grafts and fixation devices for hernia and soft tissue repairs in addition to hemostats and surgical sealants. Bard’s soft tissue repair products consist of hernia repair grafts, including permanent synthetic and bioresorbable synthetic products, natural-tissue configurations, and hernia fixation devices. Bard has a full line of products for inguinal (groin) hernias including the Perfix® Plug and 3D Max® product lines. Bard has products for the repair of ventral (abdominal) hernias including the Ventrio®, Ventrio® ST, Ventralex®, Ventralex® ST and Ventralight® ST synthetic grafts. In addition, Bard markets the ECHO PS® Positioning System which helps facilitate mesh deployment in laparoscopic surgical repair. Bard also markets the Phasix™ line of products for both inguinal and ventral hernias. The product incorporates advanced polymer technology based on a fully resorbable platform that is resorbed naturally by the body over time. Bard’s Phasix™ ST incorporates an anti-adhesion layer allowing for laparoscopic placement. Bard’s line of natural-tissue products includes the XenMatrix® and Allomax® grafts used to repair complex ventral hernias and soft tissue reconstruction. Bard also sells XenMatrix® AB, the first of its kind anti-bacterial natural-tissue surgical graft. Bard’s hernia fixation devices include OptiFix™, a bioresorbable-tack fixation device and Capsure®, a permanent fixation device for use in laparoscopic and open surgical procedures. Bard also offers the Progel© surgical sealant, which is the only FDA-approved product available for intraoperative sealing of air leaks in connection with open, video-assisted and robotic thoracic surgery. Bard’s Arista® AH hemostat product line complements Bard’s Progel© surgical sealant technology and is a plant based hemostat that is used as an adjunct to mechanical techniques to control bleeding in a variety of surgical procedures.

International

Bard markets its products through subsidiaries to customers in over 100 countries outside the United States. The products sold in the international markets include many of the products described above. However, the principal markets, products and methods of distribution in Bard’s international businesses vary with market size and stage of development. Bard’s principal international markets are currently in Europe, China and Japan. Approximately 72% of international sales are of products manufactured by Bard in the United States, Puerto Rico or Mexico.

Bard’s foreign operations are subject to certain financial and other risks, and international operations in general present complex tax and cash management issues. Relationships with customers and effective terms of sale frequently vary by country. Trade receivable balances outside the United States generally are outstanding for longer periods than in the United States, particularly in Europe. Inventory management is also an important business concern due to the potential for rapidly changing business conditions and currency exposure. Foreign currency exchange rate fluctuations can affect income and cash flows of international operations. Bard attempts to hedge some of these currency exposures to help reduce the effects of foreign exchange fluctuations on the business.

THE OFFERING

The summary below contains basic information about this offering. It does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus supplement and accompanying prospectus and the information included or incorporated and deemed to be incorporated by reference herein and therein before making an investment decision. As used in this section, except where otherwise indicated, the terms “us,” “we” and “our” refer to Becton, Dickinson and Company and not to any of its subsidiaries.

Issuer
Becton, Dickinson and Company, a New Jersey corporation.
Securities offered
          shares.
Number of shares to be outstanding after this
offering
          shares(1).
NYSE symbol for our common stock
BDX.
Underwriters’ option
We have granted the underwriters a 30-day option to purchase up to           additional shares of our common stock (representing 10% of the firm shares being offered) at the public offering price, less the underwriting discounts and commissions.
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $          billion (or approximately $          billion if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses.

We intend to use the proceeds of this offering, together with the proceeds of the concurrent offering and borrowings under the Term Loan Facility, to finance a portion of the Cash Consideration payable in connection with the Bard Acquisition and to pay related fees and expenses. See “Description of the Bard Acquisition” and “Use of Proceeds.”

Neither this offering nor the concurrent offering is conditioned on the consummation of the Bard Acquisition, and there can be no assurance that the Bard Acquisition will be consummated on the terms described herein or at all. If the Bard Acquisition is not consummated, we intend to use the proceeds of this offering and the proceeds of the concurrent offering, net of certain fees and expenses and net of the aggregate redemption amount paid in cash if we choose to exercise our option to redeem all of the mandatory convertible preferred stock underlying the depositary shares issued in the concurrent offering, for general corporate purposes, which may include acquisitions, share repurchases or debt repayment.

Concurrent offering of depositary shares
Concurrently with this offering, we are offering, by means of a separate prospectus supplement,           depositary shares, each representing a 1/20th ownership interest in a share of our          % mandatory convertible preferred stock (plus up to an additional           depositary shares that the underwriters of such offering have the option to purchase from us, in each case, at the public offering price of $          per depositary share).

The closing of the concurrent offering is not conditioned on the closing of this offering or the consummation of the Bard Acquisition. The closing of this offering is not conditioned on the closing of the concurrent offering. However, if the Bard Acquisition is not consummated on or before April 23, 2018, or, if prior to such date, the Bard Merger Agreement is terminated or we determine in our reasonable judgment that the Bard Acquisition will not occur, we may, at our sole option, redeem all of the mandatory convertible preferred stock underlying the depositary shares issued in the concurrent offering at a redemption amount (which may include cash, additional shares of our common stock or a combination of both) specified in the prospectus supplement relating to the concurrent offering.

Dividend policy
We paid quarterly cash dividends of $0.66 per common share in fiscal year 2016 and $0.73 per common share for the three months ended December 31, 2016. On January 23, 2017, we declared a quarterly dividend of $0.73 per common share for the three months ended March 31, 2017, payable on March 31, 2017 to holders of record on March 10, 2017.

Holders of our common stock are entitled to receive dividends, if declared by our board of directors, out of any funds legally available for dividends. We will pay dividends on our common stock only if we have paid or provided for dividends on any outstanding series of preferred stock (including the mandatory convertible preferred stock underlying the depositary shares offered in the concurrent offering) for all prior periods.

Transfer agent and registrar
The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.
Payment and settlement
The shares are expected to be delivered against payment on          , 2017. The shares will be registered in the name of a nominee of The Depository Trust Company (“DTC”) in New York, New York. In general, beneficial ownership interests in the shares will be shown on, and transfers of these beneficial ownership interests will be effected only through, records maintained by DTC and its direct and indirect participants.
(1)	The number of shares of common stock outstanding immediately after this offering that appears above is based on 213,327,517 shares of our common stock outstanding as of May 1, 2017 plus the shares that we are offering pursuant to this prospectus supplement, but excluding:
•	shares of our common stock issuable on the exercise of the underwriters’ option to purchase additional shares of our common stock in this offering;
•	shares of our common stock issuable upon conversion of the mandatory convertible preferred stock represented by the depositary shares issued in the concurrent offering;
•	an aggregate of approximately 10,890,606 shares of our common stock reserved for issuance under our various share-based and deferred compensation plans as of May 1, 2017; and
•	shares issuable in connection with the Bard Acquisition.

Except as otherwise noted, all information in this prospectus supplement assumes that the underwriters’ option to purchase additional shares is not exercised in this offering and the underwriters in the concurrent offering do not exercise their option to purchase additional depositary shares in the concurrent offering.

Risk factors

In evaluating an investment in the shares, prospective investors should carefully consider the risk factors and other cautionary statements contained in this prospectus supplement, including those described under “Risk Factors” beginning on page S-22, as well as the risk factors described in Part I, Item 1A “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2016, along with the other information set forth or incorporated by reference in this prospectus supplement, including our Quarterly Reports on Form 10-Q incorporated by reference herein.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BECTON DICKINSON

The following summary historical consolidated financial information for each of the six months ended March 31, 2017 and 2016 has been derived from our unaudited interim consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus. In the opinion of our management, all adjustments considered necessary for a fair presentation of such interim financial information have been included. The following summary historical consolidated financial information as of September 30, 2016 and 2015 and for each of the years in the three-year period ended September 30, 2016 has been derived from our audited consolidated financial statements incorporated by reference into this prospectus supplement and the accompanying prospectus. The following summary historical consolidated balance sheet data as of March 31, 2016 and September 30, 2014 has been derived from our consolidated financial statements not included or incorporated by reference into this prospectus supplement and the accompanying prospectus. Our operating results for the six months ended March 31, 2017 are not necessarily indicative of the results to be expected for any future periods.

On March 17, 2015, we completed the acquisition of Carefusion Corporation (“Carefusion”) in which we acquired a 100% interest in Carefusion (the “Carefusion Acquisition”). Accordingly, our operating results for the periods following the CareFusion Acquisition may not be comparable to the periods prior to the CareFusion Acquisition.

This information is only a summary and should be read in conjunction with our management’s discussion and analysis of financial condition and results of operations incorporated by reference into this prospectus supplement and the accompanying prospectus and the historical consolidated financial statements and the notes thereto referred to above. See “Where You Can Find More Information and Incorporation by Reference” in this prospectus supplement.

	As of and For the Six Months Ended March 31,		As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016	2016	2015	2014
Statement of Income Data:
Revenue	$5,892	$6,054	$12,483	$10,282	$8,446
Cost of Products Sold	3,007	3,162	6,492	5,587	4,145
Selling and Administrative Expense	1,432	1,480	3,005	2,563	2,145
Research and Development Expense	368	369	828	632	550
Acquisitions and Other Restructurings	163	225	728	426	—
Other Operating (Income) Expense	(335)	—	—	—	—
Total Operating Costs and Expenses	4,635	5,236	11,053	9,207	6,840
Operating Income	1,257	818	1,430	1,074	1,606
Interest Expense	(181)	(196)	(388)	(371)	(135)
Interest Income	12	9	21	15	46
Other income (expense), net	(34)	11	11	21	5
Income Before Income Taxes	1,054	642	1,074	739	1,522
Income Tax Provision	149	75	97	44	337
Net Income	$905	$567	$976	$695	$1,185
Basic Earnings Per Share	$4.24	$2.67	$4.59	$3.43	$6.13
Diluted Earnings Per Share	$4.15	$2.62	$4.49	$3.35	$5.99
Balance Sheet Data:
Total Current Assets(1)	$4,891	$6,612	$6,367	$5,659	$5,775
Total Assets(1)	24,121	26,236	25,586	26,478	12,384
Short-term Debt	1,224	1,651	1,001	1,452	203
Total Current Liabilities(1)	4,018	4,380	4,400	4,381	2,225
Long-term Debt	9,082	10,864	10,550	11,370	3,768
Total Shareholders’ Equity	7,963	7,666	7,633	7,164	5,053

	As of and For the Six Months Ended March 31,		As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016	2016	2015	2014
	(unaudited)
Other Data(2):
EBITDA(a)	$1,758	$1,407	$2,575	$2,001	$2,219
Adjusted Revenues(b)	5,892	6,054	12,497	10,302	8,446
Adjusted Earnings Per Share(c)	4.63	4.13	8.59	7.16	6.50
Free Cash Flow(d)	761	751	1,841	1,097	1,093
(1)	Amounts as of September 30, 2014 reflect the adoption of an accounting standard update that requires all deferred tax assets and liabilities to be reported as non-current in the consolidated balance sheets.
(2)	EBITDA, adjusted revenues, adjusted earnings per share, and free cash flow are non-GAAP financial measures which are defined in the accompanying footnotes below. Reconciliations of the differences between these non-GAAP financial measures and their most comparable financial measures calculated and presented in accordance with GAAP are also set forth below.

Management provides non-GAAP measures to investors on a supplemental basis in addition to GAAP results, as these measures provide additional insight into the Company’s financial results. Management believes the non-GAAP results provide a reasonable measure of the Company’s underlying performance before the effects of items that are considered by management to be outside of the Company’s underlying operational results or that affect period to period comparability. However, non-GAAP results should not be considered in isolation and are not in accordance with, or a substitute for, GAAP results. Also, the Company’s non-GAAP results may differ from similar measures used by other companies, even if similar terms are used to identify such measures. Although management believes non-GAAP results are useful in evaluating the performance of its business, its reliance on these measures is limited since items excluded from such measures may have a material impact on the Company’s net income, earnings per share or cash flows calculated in accordance with GAAP. Therefore, management typically uses non-GAAP results in conjunction with GAAP results to address these limitations. Investors should also consider these limitations when evaluating the Company’s results.

Management uses each of these non-GAAP measures in its own evaluation of the Company’s performance, particularly when comparing performance to past periods and to the performance of peer companies. Management also uses the non-GAAP results for budget planning purposes on a quarterly and annual basis.

While we utilize these non-GAAP financial measures in managing and analyzing our business and financial condition and believe they are useful to management and to investors for the reasons described above, these non-GAAP measures have certain shortcomings. Management compensates for the shortcomings by utilizing EBITDA, adjusted revenues, adjusted earnings per share and free cash flow in conjunction with comparable GAAP financial measures. The information presented in this section should be read in conjunction with the consolidated financial statements and the related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

a)	EBITDA is defined as net income plus interest expense, taxes, depreciation and amortization. The following are the components of EBITDA for the six months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended September 30, 2016.
	For the Six Months Ended March 31,		For the Year Ended September 30,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net income	$905	$567	$976	$695	$1,185
Interest expense	181	196	388	371	135
Income taxes	149	75	97	44	337
Depreciation and amortization	523	569	1,114	891	562
EBITDA	$1,758	$1,407	$2,575	$2,001	$2,219
b)	Adjusted revenue is defined as revenue as reported, adjusted for the amortization of a write-down of CareFusion’s deferred revenue, which was written down in the related purchase price allocation as a fair value-based adjustment. The deferred revenue adjustments relate to revenue for software maintenance contracts in the United States that are typically deferred and recognized over the term of the contracts. These write downs served to lower reported revenues for these periods, and management makes these adjustments so investors can better understand the Company’s underlying revenue growth rates. See the table presented below for a reconciliation of revenues as reported to adjusted revenues for the six months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended September 30, 2016.
	For the Six Months Ended March 31,		For the Year Ended September 30,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Revenues as reported	$5,892	$6,054	$12,483	$10,282	$8,446
Deferred revenue adjustment	—	—	14	20	—
Adjusted revenues	$5,892	$6,054	$12,497	$10,302	$8,446

c)	Adjusted earnings per share is defined as adjusted net income divided by the number of diluted weighted average shares outstanding. Management presents adjusted earnings per share after adjusting net income for items that management believes affect the comparability of the periods presented. The accompanying footnotes to the table below describe the adjustments used by management to arrive at adjusted net income. These items are not considered by management to be part of the Company’s ordinary operations, and these adjustments allow investors to better understand the underlying operating results of the Company and facilitate comparisons between the periods shown. See the table presented below for a reconciliation of net income as reported to adjusted earnings per share presented for the six months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended September 30, 2016.
	For the Six Months Ended March 31,		For the Year Ended September 30,
$ and shares in millions	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net income as reported	$905	$567	$976	$695	$1,185
Adjustments:
Purchase accounting adjustments(1)	255	268	527	645	74
Restructuring costs(2)	46	149	526	271	—
Integration costs(2)	109	75	192	95	—
Transaction costs(2)	14	—	10	59	6
Pension settlement charges(3)	—	—	6	—	3
Financing costs(2)	—	—	—	107	—
Employee termination-related charges(2)	—	—	—	(5)	36
Litigation-related charges(4)	(336)	—	—	12	—
Loss on debt extinguishment(5)	42	—	—	—	—
Research and development charges(6)	—	—	—	—	26
Other specified items, net(7)	—	—	—	—	8
Subtotal of adjustments	130	492	1,261	1,184	153
Income tax benefit of special items	(27)	(164)	(369)	(400)	(52)
Adjusted net income	$1,008	$895	$1,868	$1,479	$1,286
Weighted average shares outstanding - diluted	218.0	216.7	217.5	207.5	197.7
Earnings per share	$4.63	$4.13	$8.59	$7.14	$6.50
Dilutive share impact(8)	—	—	—	0.02	—
Adjusted earnings per share	$4.63	$4.13	$8.59	$7.16	$6.50

Note: individual amounts have been rounded to ensure clerical accuracy.

(1)	Primarily represents non-cash amortization expense associated with acquisition-related identifiable intangible assets. The Company’s amortization expense is primarily recorded in cost of products sold. Amortization and depreciation expense relating to assets acquired in the CareFusion transaction was $492 million in fiscal year 2016 compared with $284 million in fiscal year 2015. The adjustments in fiscal year 2016 also included a net decrease in the fair value of certain contingent consideration liabilities of $25 million. The adjustments in fiscal year 2015 included a fair value step-up adjustment of $293 million recorded relative to CareFusion’s inventory on the acquisition date and a pre-tax acquisition-date accounting gain of $9 million on a previously held investment. The adjustment in fiscal year 2014 all relates to non-cash amortization expense of intangible assets.
(2)	Primarily represents restructuring, integration, transaction and financing costs associated with the CareFusion Acquisition and portfolio rationalization, as well as other employee-related termination costs.
(3)	Represents pension settlement charges associated with lump sum benefit payments made from the Company’s U.S. supplemental pension plan, as such payments exceeded the service and interest components of the plan’s pension cost.
(4)	$(336) million for the six months ended March 31, 2017 represents the reversal of certain reserves related to an appellate court decision which, among other things, reversed an unfavorable antitrust judgment in the Retractable Technologies, Inc. (“RTI”) case. $12 million in fiscal year 2015 represents a charge for RTI’s attorneys’ fees.
(5)	Represents a loss recognized upon the extinguishment of certain long-term senior notes.
(6)	Represents charges incurred in fiscal year 2014 by the Medical and Life Sciences segments of $6 million and $20 million, respectively, in connection with the segments’ terminations of certain development programs.
(7)	Primarily represents $11 million contract termination costs that resulted from the early termination of a European distributor arrangement, a $5 million held-for-sale asset adjustment and a gain of $(8) million related to a sale of an equity investment.
(8)	Represents the dilutive impact of Company shares issued as part of the purchase consideration for the CareFusion Acquisition prior to the consolidation of its operating results beginning on April 1, 2015.

d)	Free cash flow is defined as cash from our operating activities, less capital expenditures and capitalized software expenditures. See the table presented below for a reconciliation of net cash provided by operating activities to free cash flow for the six months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended September 30, 2016.
	For the Six Months Ended March 31,		For the Year Ended September 30,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net cash provided by operating activities	$1,040	$1,020	$2,559	$1,730	$1,746
Less capital expenditures	(272)	(258)	(693)	(596)	(592)
Less capitalized software expenditures	(7)	(11)	(25)	(37)	(61)
Free cash flow	$761	$751	$1,841	$1,097	$1,093

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION OF BARD

The following summary historical consolidated financial information as of and for each of the three months ended March 31, 2017 and 2016 has been derived from the unaudited interim consolidated financial statements of Bard incorporated by reference into this prospectus supplement and the accompanying prospectus. The following summary historical consolidated financial information as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 has been derived from the audited consolidated financial statements of Bard incorporated by reference into this prospectus supplement and the accompanying prospectus. The following summary historical consolidated balance sheet data as of March 31, 2016 and December 31, 2014 has been derived from Bard’s consolidated financial statements not included or incorporated by reference into this prospectus supplement and the accompanying prospectus. Bard’s operating results for the three months ended March 31, 2017 are not necessarily indicative of the results to be expected for any future periods.

This information is only a summary and should be read in conjunction with the historical consolidated financial statements of Bard. See “Where You Can Find More Information and Incorporation by Reference” in this prospectus supplement and the accompanying prospectus.

	As of and For the Three Months Ended March 31,		As of and For the Year Ended December 31,
($ in millions except per share amounts)	2017	2016	2016	2015	2014
	(unaudited)
Statement of Income Data:
Net Sales	$939	$874	$3,714	$3,416	$3,324
Cost and Expenses:
Cost of Goods Sold	354	321	1,372	1,301	1,259
Marketing, Selling and Administrative Expense	285	271	1,102	1,012	981
Research and Development Expense	70	68	293	259	302
Interest Expense	15	11	54	45	45
Other Expense, Net	13	60	229	450	291
Total Costs and Expenses	737	731	3,050	3,067	2,878
Income from Operations Before Income Taxes	202	143	664	349	446
Income Tax Provision	24	27	133	214	151
Net Income	$178	$116	$531	$135	$295
Basic Earnings Per Share Available to Common Shareholders	$2.42	$1.56	$7.15	$1.80	$3.83
Diluted Earnings Per Share Available to Common Shareholders	$2.37	$1.54	$7.03	$1.77	$3.76
Balance Sheet Data:
Total Current Assets(1)	$2,301	$1,978	$2,316	$1,969	$1,954
Total Assets(1)	5,245	5,101	5,306	4,844	5,009
Short-term Borrowings and Current maturities of Long-term Debt	609	526	—	250	78
Total Current Liabilities(1)	1,559	1,393	1,109	1,261	615
Long-term Debt	1,143	1,145	1,642	1,144	1,397
Total Shareholders’ Investment	1,672	1,460	1,675	1,455	1,805
Other Data(2):
EBITDA(a)	$268	$207	$931	$587	$665
Adjusted Earnings Per Share(b)	2.87	2.34	10.29	9.08	8.40
Free Cash Flow(c)	118	46	447	695	533
(1)	Amounts as of March 31, 2016 and December 31, 2014 reflect the adoption of an accounting standard update that requires all deferred tax assets and liabilities to be reported as non-current in the consolidated balance sheets.

(2)	Adjusted earnings per share is Bard’s historical non-GAAP financial measure. In addition, Bard presents EBITDA and free cash flow, as Bard believes they are recognized tools used by investors and securities analysts to evaluate certain aspects of Bard’s operating performance. These measures are defined in the accompanying footnotes below.

Bard believes that these non-GAAP measures provide an additional and meaningful assessment of Bard’s ongoing operating performance. Because Bard has historically reported non-GAAP results to the investment community, Bard also believes that the inclusion of these non-GAAP measures provides consistency in its financial reporting and facilitates investors’ understanding of Bard’s historic operating trends by providing an additional basis for comparisons to prior periods. Bard uses these non-GAAP measures: (1) to establish financial and operational goals; (2) to monitor the company’s actual performance in relation to its business plan and operating budgets; (3) to evaluate the company’s core operating performance and understand key trends within the business; and (4) as part of several components it considers in determining incentive compensation.

Bard recognizes that the use of these non-GAAP measures has limitations, including the fact that they may not be comparable with similar non-GAAP measures used by other companies and that Bard must exercise judgment in determining which types of charges or other items should be excluded from the non-GAAP information. Bard compensates for these limitations by providing disclosure of each non-GAAP measure and a reconciliation to the most directly comparable GAAP measure. All non-GAAP measures are intended to supplement the applicable GAAP disclosures and should not be considered in isolation from, or as a replacement for, financial information prepared in accordance with GAAP. For a reconciliation of these non-GAAP measures to the most comparable GAAP measures, please see the below tables.

a)	EBITDA is defined as net income plus interest expense, taxes, depreciation and amortization. The following are the components of EBITDA for the three months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2016.
	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net income	$178	$116	$531	$135	$295
Interest expense	15	11	54	45	45
Income taxes	24	27	133	214	151
Depreciation and amortization	51	53	213	193	174
EBITDA	$268	$207	$931	$587	$665
b)	Adjusted earnings per share is defined as adjusted net income available to common shareholders divided by the number of diluted weighted average shares outstanding. Bard presents adjusted earnings per share after adjusting net income for items that Bard believes affect the comparability of the periods presented. The accompanying footnotes to the table below describe the adjustments used by Bard to arrive at adjusted net income. These items are not considered by Bard’s management to be part of Bard’s ordinary operations, and these adjustments allow investors to better understand the underlying operating results of Bard and facilitate comparisons between the periods shown. See the table presented below for a reconciliation of net income as reported to adjusted earnings per share presented for the three months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2016.
	For the Three Months Ended March 31,		For the Year Ended December 31,
($ and shares in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net income as reported	$178	$116	$531	$135	$295
Adjustments:
Amortization of intangible assets(1)	32	32	131	120	109
Acquisition-related items(2)	3	5	7	32	32
Asset impairments(3)	—	—	1	4	6
Litigation charges, net(4)	12	49	205	595	289
Gore litigation gain(5)	—	—	—	(211)	—
Restructuring and productivity initiative costs(6)	3	10	30	42	12
Gain on sale of investment(7)	—	—	—	—	(7)
Medical device excise tax(8)	—	—	—	—	(4)
Tax item(9)	—	—	(3)	—	(11)
Subtotal of adjustments	50	96	371	582	426
Income tax benefit of special items	(13)	(35)	(125)	(22)	(63)
Adjusted net income	$215	$177	$777	$695	$658
Adjusted net income	$215	$177	$777	$695	$658
Less: income allocated to participating securities	(1)	(1)	(4)	(10)	(11)
Adjusted net income available to common shareholders	$214	$176	$773	$685	$647

Weighted average shares outstanding - diluted	74.7	75.2	75.2	75.4	77.1
Adjusted earnings per share	$2.87	$2.34	$10.29	$9.08	$8.40

Note: individual amounts have been rounded to ensure clerical accuracy.

(1)	Represents amortization expense of intangible assets that is included in cost of goods sold on an “as reported” basis.

(2)	Represents acquisition-related costs primarily including purchased research and development, transaction costs, purchase accounting adjustments and integration costs.
(3)	Relates to certain non-cash asset impairment charges.
(4)	Primarily represents estimated costs for product liability and other litigation-related matters.
(5)	Represents a gain related to a patent infringement litigation against W.L. Gore & Associates, Inc.
(6)	Represents certain costs incurred in connection with productivity initiatives to optimize and streamline certain manufacturing and administrative functions and includes consulting costs, primarily related to program creation and management, employee separation costs under the company’s existing severance program, and other related costs.
(7)	Represents a gain related to the sale of an equity investment.
(8)	Represents a credit related to the excise tax paid on U.S. medical device sales in 2013 associated with an agreement reached with the IRS during 2014.
(9)	Represents adjustments for decreases in the income tax provision as a result of the completion of certain IRS examinations.
c)	Free cash flow is defined as cash from Bard’s operating activities, less capital expenditures (including capitalized software). See the table presented below for a reconciliation of net cash provided by operating activities to free cash flow for the three months ended March 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2016.
	For the Three Months Ended March 31,		For the Year Ended December 31,
($ in millions)	2017	2016	2016	2015	2014
	(unaudited)		(unaudited)
Net cash provided by operating activities	$141	$67	$547	$798	$660
Less capital expenditures	(23)	(21)	(100)	(103)	(127)
Free cash flow	$118	$46	$447	$695	$533

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined balance sheet of the Company as of March 31, 2017 gives effect to (i) this offering and the concurrent offering (together, the “Equity Financing”), (ii) the financing of the Term Loan Facility and the Bridge Facility (the “Debt Financing”), and (iii) the Bard Acquisition, each as more fully described below in the notes to the unaudited pro forma condensed combined financial information contained elsewhere in this prospectus supplement, as if they each occurred as of March 31, 2017. The following summary unaudited pro forma condensed combined statements of income of the Company for the six-month period ended March 31, 2017 and the fiscal year ended September 30, 2016 similarly give effect to the Equity Financing, the Debt Financing and the Bard Acquisition, as if they each occurred at the beginning of the period on October 1, 2015. The Equity Financing, the Debt Financing, and the Bard Acquisition are collectively referred to as the “Transactions.”

The summary unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, our historical audited and interim unaudited consolidated financial statements, including the notes thereto, and Bard’s historical audited and interim unaudited consolidated financial statements, including the notes thereto. Our financial statements are included in our Annual Report on Form 10-K for the year ended September 30, 2016 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which have been incorporated by reference herein. The financial statements of Bard for the year ended December 31, 2016 and for the quarter ended March 31, 2017 are included in our Current Report on Form 8-K dated May 8, 2017, which is incorporated by reference herein. The historical interim financial information of Bard for the six months ended March 31, 2017 also was derived from Bard’s unaudited interim consolidated financial statements for the quarter ended September 30, 2016, which are not included or incorporated by reference herein. The notes to the unaudited pro forma condensed combined financial information contained elsewhere in this prospectus supplement describe the method of calculating the statement of income of Bard for the six months ended March 31, 2017. In order to conform Bard’s fiscal period to the Company’s for pro forma purposes, the annual 2016 and interim 2017 unaudited pro forma condensed combined statements of income presented elsewhere herein include Bard’s historical fourth calendar quarter of 2016 in both the annual and interim periods.

The summary unaudited pro forma condensed combined financial information includes unaudited pro forma adjustments that are factually supportable and directly attributed to the Transactions. In addition, with respect to the summary unaudited pro forma condensed combined statements of income, the unaudited pro forma adjustments are expected to have a continuing impact on the Company’s consolidated results. Assumptions underlying the pro forma adjustments are described in the notes to the unaudited pro forma condensed combined financial information contained elsewhere in this prospectus supplement, which should be read in conjunction with the summary unaudited pro forma condensed combined financial information contained below and the unaudited pro forma condensed combined financial information contained elsewhere in this prospectus supplement.

The unaudited pro forma adjustments are based upon available information and certain assumptions that our management believe are reasonable. The summary unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of our financial position or results of operations that would have occurred had the events been consummated as of the dates indicated. In addition, the summary unaudited pro forma condensed combined financial information is not necessarily indicative of our future financial condition or operating results.

Management expects that the strategic and financial benefits of the Bard Acquisition will result in certain cost savings opportunities. However, given the preliminary nature of those cost savings, they have not been reflected in the accompanying unaudited pro forma condensed combined statements of income for either period.

The Bard Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Accordingly, the cost to acquire such interests will be allocated to the underlying net assets in proportion to their respective fair values. The fair value of Bard’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of March 31, 2017. Any excess of the purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill. The allocation of purchase price is preliminary at this time, and will remain as such until we complete valuations and other studies in order to finalize the valuation of the net assets acquired, which is not expected to be substantially completed until December 31, 2017. The final allocation of the purchase price is dependent on a number of factors, including the final valuation of the fair value of all tangible and intangible assets acquired and liabilities assumed as of the closing date of the Bard Acquisition when additional information will be available. Such final adjustments, including changes to amortizable tangible and intangible assets, may be material.

For pro forma purposes only, the purchase price allocation discussed above was based on the value of the Company’s common stock expected to be transferred as part of the purchase consideration as of April 21, 2017 (which was the last trading day before the public announcement of the Bard Acquisition). The final value of the consideration to be transferred for accounting purposes will ultimately be based on the closing share price of the Company’s common stock on the last trading day prior to the closing date of the Bard Acquisition. Accordingly, the purchase price and its related allocation to the underlying net assets of Bard could change materially.

The consummation of the Bard Acquisition remains subject to the satisfaction of customary closing conditions, including the receipt of regulatory and Bard shareholder approvals. This information is only a summary and should be read in conjunction with the sections titled “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information” and the historical financial statements and related notes thereto for both the Company and Bard, incorporated by reference in this prospectus supplement.

	As of and For the Six Months Ended March 31,	As of and For the Year Ended September 30,
($ in millions except per share data)	2017	2016
	(unaudited)
Statement of Income Data:
Revenue	$7,798	$16,197
Cost of Products Sold(1)	4,002	8,451
Selling and Administrative Expense(1)	2,043	4,197
Research and Development Expense(1)	517	1,121
Acquisitions and Other Restructurings	165	757
Other Operating (Income) Expense	(277)	205
Total Operating Costs and Expenses	6,450	14,731
Operating Income	1,348	1,466
Interest Expense	(452)	(889)
Interest Income	12	21
Other (Expense) Income, Net	(31)	16
Income Before Income Taxes	877	614
Income Tax Provision	(6)	(196)
Net Income	883	810
Preferred Dividend	(71)	(141)
Net Income Attributable to Common Shareholders	$812	$669
Basic Earnings Per Common Share	$3.10	$2.56
Diluted Earnings Per Common Share	$2.98	$2.46
Balance Sheet Data:
Total Current Assets	$6,292
Total Assets	54,936
Short-term Debt	1,833
Total Current Liabilities	5,541
Long-term Debt	20,716
Total Shareholders’ Equity	19,952
Other Data:(2)
EBITDA(a)	$2,294	$3,507
Adjusted Revenues(b)	7,798	16,211
Adjusted Earnings Per Share(c)	4.44	8.18
Free Cash Flow(d)	938	2,090

(1)	Includes depreciation and amortization expense of $965 for the six months ended March 31, 2017 and $2,004 for the year ended September 30, 2016.
(2)	The following tables and accompanying footnotes present and describe pro forma non-GAAP measures for the six months ended March 31, 2017 and the year ended September 30, 2016, as calculated by the Company. For an explanation of management’s definition, presentation and use of these non-GAAP measures, see footnote (2) under “Summary Historical Consolidated Financial Information of Becton Dickinson.” For an explanation of Bard’s definition, presentation and use of these non-GAAP measures, see footnote (2) under “Summary Historical Consolidated Financial Information of Bard.” The information presented in this section should be read in conjunction with the section titled “Unaudited Pro Forma Condensed Combined Financial Information” in this prospectus supplement.
(a)	EBITDA on a pro forma basis is defined as pro forma combined net income plus the sum of pro forma interest expense, taxes, depreciation and amortization.
	For the Six Months Ended March 31,	For the Year Ended September 30,
($ in millions)	2017	2016
	(unaudited)
Pro forma net income	$883	$810
Interest expense	452	889
Income taxes	(6)	(196)
Depreciation and amortization	965	2,004
Pro forma EBITDA	$2,294	$3,507
(b)	Adjusted revenues on a pro forma basis represent the pro forma combined revenues of the Company and Bard, adjusted for the Company’s amortization of a write-down of CareFusion’s deferred revenue balance (see footnote (2)(b) under “Summary Historical Consolidated Financial Information of Becton Dickinson” for more information).
	For the Six Months Ended March 31,	For the Year Ended September 30,
($ in millions)	2017	2016
	(unaudited)
Pro forma revenues	$7,798	$16,197
Deferred revenue adjustment	—	14
Pro forma adjusted revenues	$7,798	$16,211
(c)	Adjusted earnings per share on a pro forma basis is defined as pro forma combined, adjusted net income attributable to common shareholders divided by the number of pro forma diluted weighted average shares outstanding.
	For the Six Months Ended March 31,	For the Year Ended September 30,
($ in millions)	2017(3)	2016(3)
	(unaudited)
Pro forma net income	$883	$810
Adjustments(1):
Purchase accounting adjustments	320	658
Restructuring costs	53	556
Integration costs	106	199
Transaction costs	14	10
Pension settlement charges	—	6
Litigation-related charges	(279)	205
Loss on debt extinguishment	42	—
Asset impairments	—	1
Tax item	—	(3)
Subtotal of adjustments	256	1,632
Income tax benefit of special items(1)	(66)	(494)
Pro forma adjustment for amortization of intangibles(2)	339	677
Pro forma adjustment for income tax benefit on amortization of intangibles(2)	(129)	(257)
Pro forma adjusted net income	1,283	2,368
Less: preferred dividends(2)	(71)	(141)

	For the Six Months Ended March 31,	For the Year Ended September 30,
($ in millions)	2017(3)	2016(3)
	(unaudited)
Pro forma adjusted net income attributable to common shareholders	$1,212	$2,227
Pro forma weighted average shares outstanding - diluted	272.7	272.2
Pro forma adjusted earnings per share - diluted	$4.44	$8.18
(1)	See footnote (2) under “Summary Historical Consolidated Financial Information of Becton Dickinson” for details of non-GAAP adjustments included by the Company and see footnote (2) under “Summary Historical Consolidated Financial Information of Bard” for details of non-GAAP adjustments included by Bard.
(2)	See Note 6 in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement.
(3)	Pro forma adjusted earnings per share for the year ended September 30, 2016 was calculated by adding the historical adjusted earnings per share data together for (i) the Company for its fiscal year ended September 30, 2016, (ii) Bard for its fiscal year ended December 31, 2016, and (iii) any pro forma adjustments for each respective period presented in “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement. In addition to any pro forma adjustments, the following reconciliation sets forth the compilation of historical adjusted earnings per share data necessary to align Bard’s interim period to the Company’s interim period for the six months ended March 31, 2017.
	Historical Bard					Historical Company	Combined
($ in millions)	Twelve Months Ended December 31, 2016	Less: Nine Months Ended September 30, 2016	Three Months Ended December 31, 2016	Add: Three Months Ended March 31, 2017	Six Months Ended March 31, 2017	Six Months Ended March 31, 2017	Six Months Ended March 31, 2017
	(unaudited)
Adjustments:
Purchase accounting adjustments(i)	$131	$98	$33	$32	$65	$255	$320
Restructuring costs	30	26	4	3	7	46	53
Integration costs(ii)	7	13	(6)	3	(3)	109	106
Transaction costs	—	—	—	—	—	14	14
Litigation-related charges	205	160	45	12	57	(336)	(279)
Loss on debt extinguishment	—	—	—	—	—	42	42
Asset impairments	1	1	—	—	—	—	—
Tax item	(3)	(3)	—	—	—	—	—
Subtotal of adjustments	$371	$295	$76	$50	$126	$130	$256
Income tax benefit of special items	$(125)	$(99)	$(26)	$(13)	$(39)	$(27)	$(66)
(i)	Bard historically presents these non-GAAP adjustments under the line item “Amortization of intangible assets.”
(ii)	Bard historically presents these non-GAAP adjustments under the line item “Acquisition-related items.”
(d)	Free cash flow on a pro forma basis is a representation of the historical combined free cash flows of the Company and Bard, along with any pro forma adjustments, for the periods presented below.

	For the Six Months Ended March 31,	For the Year Ended September 30,
($ in millions)	2017(1)	2016(1)
	(unaudited)
Net cash provided by operating activities	$1,384	$3,106
Less capital expenditures	(330)	(793)
Less capitalized software expenditures	(7)	(25)
Free cash flow - historical combined	$1,047	$2,288
Pro forma adjustment for cash interest(2)	(176)	(319)
Pro forma adjustment for cash tax benefits(2)	67	121
Free cash flow - pro forma	$938	$2,090
(1)	Pro forma free cash flow for the year ended September 30, 2016 was calculated by adding the historical financial data together for (i) the Company for its fiscal year ended September 30, 2016, (ii) Bard for its fiscal year ended December 31, 2016, and (iii) any pro forma adjustments for each respective period presented in “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this prospectus supplement. In addition to any pro forma adjustments, the following reconciliation sets forth the compilation of historical combined free cash flow necessary to align Bard’s interim period to the Company’s interim period for the six months ended March 31, 2017.
	Historical Bard					Historical Company	Combined
($ in millions)	Twelve Months Ended December 31, 2016	Less: Nine Months Ended September 30, 2016	Three Months Ended December 31, 2016	Add: Three Months Ended March 31, 2017	Six Months Ended March 31, 2017	Six Months Ended March 31, 2017	Six Months Ended March 31, 2017
	(unaudited)
Net cash provided by operating activities	$547	$344	$203	$141	$344	$1,040	$1,384
Less capital expenditures(i)	(100)	(65)	(35)	(23)	(58)	(272)	(330)
Less capitalized software expenditures(i)	—	—	—	—	—	(7)	(7)
Free cash flow - historical combined	$447	$279	$168	$118	$286	$761	$1,047
(i)	Bard’s historical capitalized expenditures include capitalized software expenditures.
(2)	See Note 6 in the section titled “Unaudited Pro Forma Condensed Combined FinancialInformation” included elsewhere in this prospectus supplement.

RISK FACTORS

An investment in our common stock involves a number of risks. You should carefully consider all the information set forth in this prospectus supplement and the accompanying prospectus and incorporated by reference herein before deciding to invest in the common stock. In particular, we urge you to consider carefully the factors set forth below and under Item 1A. “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended September 30, 2016 (as such risk factors may be updated from time to time in our public filings, including our Quarterly Reports on Form 10-Q incorporated by reference herein), which is incorporated by reference herein. Any of these risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this prospectus supplement and the accompanying prospectus. While we believe we have identified and discussed below and in the documents incorporated by reference herein the material risks affecting our business, there may be additional risks and uncertainties that we do not presently know or that we do not currently believe to be material that may adversely affect such business, financial condition and results of operations in the future.

Risks Related to the Bard Acquisition

Completion of the Bard Acquisition is subject to conditions and if these conditions are not satisfied or waived, the Bard Acquisition will not be completed.

The obligations of us and Bard to complete the Bard Acquisition are subject to satisfaction or waiver of a number of conditions, including approval of the Bard Acquisition by the Bard stockholders, the expiration or termination of the applicable waiting period in connection with the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the receipt of any authorization or consent from certain other governmental authorities required to be obtained with respect to the merger under applicable foreign antitrust laws, the effectiveness of a registration statement on Form S-4 to be filed with respect to shares of our common stock to be issued in the Bard Acquisition, approval of the listing on the NYSE of shares of our common stock to be issued in the Bard Acquisition, and the absence of an injunction prohibiting the Bard Acquisition. Each party’s obligation to complete the Bard Acquisition is subject to the satisfaction or waiver (to the extent permitted under applicable law) of certain other customary conditions, the accuracy of the representations and warranties of the other party under the Bard Merger Agreement (subject to the materiality standards set forth in the Bard Merger Agreement), the performance by the other party of its respective obligations under the Bard Merger Agreement in all material respects and delivery of officer certificates by the other party certifying satisfaction of the two preceding conditions. Either we or Bard may, subject to certain exceptions, terminate the Bard Merger Agreement upon mutual consent or if the Bard Acquisition has not been consummated on or before January 23, 2018 (or before April 23, 2018 if all closing conditions have been satisfied other than the receipt of required competition approvals).

The failure to satisfy all of the required conditions could delay the completion of the Bard Acquisition for a significant period of time or prevent it from occurring. If the Bard Acquisition is not completed, our ongoing business may be materially adversely affected and, without realizing any of the benefits of having completed the Bard Acquisition, we will be subject to a number of risks, including the following:

•	the market price of our common stock could decline;
•	if the Bard Merger Agreement is terminated and our board of directors seeks another business combination, our stockholders cannot be certain that we will be able to find a party willing to enter into a transaction on terms equivalent to or more attractive than the terms that Bard has agreed to in the Bard Merger Agreement;
•	time and resources, financial and other, committed by our management to matters relating to the Bard Acquisition could otherwise have been devoted to pursuing other beneficial opportunities for our company;
•	we may experience negative reactions from the financial markets or from our customers or employees; and
•	we will be required to pay our respective costs relating to the Bard Acquisition, including legal, accounting, financial advisory, financing and printing fees, whether or not the Bard Acquisition is completed.

In addition, if the Bard Acquisition is not completed, we could be subject to litigation related to any failure to complete the Bard Acquisition or related to any enforcement proceeding commenced against us to perform our obligations under the Bard Merger Agreement. The materialization of any of these risks could materially and adversely impact our ongoing business.

Similarly, any delay in completing the Bard Acquisition could, among other things, result in additional transaction costs, loss of revenue or other negative effects associated with uncertainty about completion of the Bard Acquisition and cause us not to realize some or all of the benefits that we expect to achieve if the Bard Acquisition is successfully completed within its expected timeframe. There can be no assurance that the conditions to the closing of the Bard Acquisition will be satisfied or waived or that the Bard Acquisition will be consummated.

In order to complete the Bard Acquisition, we and Bard must make certain governmental filings and obtain certain governmental authorizations, and if such filings and authorizations are not made or granted or are granted with conditions, completion of the Bard Acquisition may be jeopardized or the anticipated benefits of the Bard Acquisition could be reduced.

Although we and Bard have agreed in the Bard Merger Agreement to use reasonable best efforts, subject to certain limitations, to make certain governmental filings, to obtain the required expiration or termination of the waiting period under the HSR Act and to obtain any authorization or consent from certain other governmental authorities required to be obtained with respect to the merger under applicable foreign antitrust laws, there can be no assurance that such approvals will be obtained. As a condition to granting termination of the waiting period under the HSR Act and to adoption of approvals of the Bard Acquisition, governmental authorities may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of our business after completion of the Bard Acquisition.

Under the terms of the Bard Merger Agreement, subject to certain exceptions, we and our subsidiaries are required to accept certain conditions and take certain actions imposed by governmental authorities that would apply to, or affect, the businesses, assets or properties of us, our subsidiaries or Bard and its subsidiaries. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of (i) delaying completion of the Bard Acquisition, (ii) imposing additional material costs on or materially limiting the revenues of the combined company following the Bard Acquisition, or (iii) otherwise adversely affecting our businesses and results of operations after completion of the Bard Acquisition. In addition, we can provide no assurance that these conditions, terms, obligations or restrictions will not result in the delay or abandonment of the Bard Acquisition.

Each party is subject to business uncertainties while the proposed merger is pending, which could adversely affect each party’s or the combined company’s business and operations.

In connection with the pendency of the Bard Acquisition, it is possible that some customers, suppliers and other persons with whom we or Bard have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with us or Bard, as the case may be, as a result of the Bard Acquisition, which could negatively affect our or Bard’s respective revenues, earnings and cash flows, regardless of whether the Bard Acquisition is completed. If the Bard Acquisition is completed, such terminations, changes or renegotiations could negatively affect the revenues, earnings and cash flows of the combined company.

These risks may be exacerbated by delays or other adverse developments with respect to the completion of the Bard Acquisition.

Risks Relating to the Combined Company After Completion of the Bard Acquisition

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the Bard Acquisition may not be realized.

We and Bard have operated and, until the completion of the Bard Acquisition, will continue to operate, independently. The success of the Bard Acquisition, including anticipated benefits and cost savings, will depend, in part, on our ability to successfully combine and integrate our business with the business of Bard.

The Bard Acquisition will involve the integration of Bard’s business with our existing business, which is a complex, costly and time-consuming process. It is possible that the pendency of the Bard Acquisition and/or the integration process could result in material challenges, including, without limitation:

•	the diversion of management’s attention from ongoing business concerns and performance shortfalls at one or both of the companies as a result of the devotion of management’s attention to the Bard Acquisition;
•	managing a larger combined company;
•	maintaining employee morale and retaining key management and other employees;
•	the possibility of faulty assumptions underlying expectations regarding the integration process;
•	retaining existing business and operational relationships and attracting new business and operational relationships;
•	consolidating corporate and administrative infrastructures and eliminating duplicative operations and inconsistencies in standards, controls, procedures and policies;
•	coordinating geographically separate organizations;
•	unanticipated issues in integrating information technology, communications and other systems; and
•	unforeseen expenses or delays associated with the Bard Acquisition.

Many of these factors will be outside of the combined company’s control and any one of them could result in delays, increased costs, decreases in revenues and diversion of management’s time and energy, which could materially affect the combined company’s financial position, results of operations and cash flows.

If we experience difficulties with the integration process, the anticipated benefits of the Bard Acquisition may not be realized fully or at all, or may take longer to realize than expected. These integration matters could have an adverse effect on (i) each of us and Bard during this transition period and (ii) the combined company for an undetermined period after completion of the Bard Acquisition. In addition, the actual cost savings of the Bard Acquisition could be less than anticipated.

In addition, certain risks associated with our industry and business described herein and in our public filings may become more significant following consummation of the Bard Acquisition, including, but not limited to, risks relating to: the continued focus by third-party payors on cost containment and government scrutiny of the healthcare industry’s sales and marketing practices, various healthcare reform proposals that have emerged on the federal and state levels and in other jurisdictions where the combined company sells its products, collective bargaining and labor activity and the integrity of our information systems that are run by third party vendors and such vendors’ ability to maintain their systems and reduce any vulnerability to natural and system disruptions and prevent cyber-attacks and other unauthorized access.

The future results of the combined company may be adversely impacted if the combined company does not effectively manage its expanded operations following the completion of the Bard Acquisition.

Following the completion of the Bard Acquisition, the size of the combined company’s business will be significantly larger than the current size of either our or Bard’s respective businesses. The combined company’s ability to successfully manage this expanded business will depend, in part, upon management’s ability to design and implement strategic initiatives that address not only the integration of two discrete companies, but also the increased scale and scope of the combined business with its associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the Bard Acquisition.

The combined company is expected to incur substantial expenses related to the completion of the Bard Acquisition and the integration of BD and Bard.

We and Bard have incurred, and expect to continue to incur, a number of non-recurring costs associated with the Bard Acquisition and combining the operations of the two companies. The substantial majority of non-recurring expenses will be comprised of transaction and regulatory costs related to the Bard Acquisition.

We also will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. We continue to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Bard Acquisition and the integration of the two companies’ businesses. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

In connection with the Bard Acquisition, we will incur significant additional indebtedness, and certain of Bard’s indebtedness will remain outstanding, which could adversely affect us, including by decreasing our business flexibility, and will increase our interest expense.

Our consolidated indebtedness as of March 31, 2017 was approximately $10.3 billion. Our pro forma indebtedness as of March 31, 2017, after giving effect to the Bard Acquisition, this offering, the concurrent offering and the other adjustments set forth under “Unaudited Pro Forma Condensed Combined Financial Information”, would have been approximately $22.5 billion on a consolidated basis. For a more complete description of the financial impact of the combined company’s indebtedness, see “Unaudited Pro Forma Condensed Combined Financial Information.” We will have substantially increased indebtedness following completion of the Bard Acquisition in comparison to our indebtedness on a recent historical basis, which could have the effect of, among other things, reducing our flexibility to respond to changing business and economic conditions and increasing our interest expense.

The amount of cash required to pay interest on our increased indebtedness levels following completion of the Bard Acquisition, and thus the demands on our cash resources, will be greater than the amount of cash flows required to service our indebtedness prior to the Bard Acquisition. The increased levels of indebtedness following completion of the Bard Acquisition could also reduce funds available for working capital, capital expenditures, acquisitions, the repayment or refinancing of our indebtedness as it becomes due and other general corporate purposes and may create competitive disadvantages for us relative to other companies with lower debt levels. In addition, certain of the indebtedness to be incurred in connection with the Bard Acquisition is expected to bear interest at variable interest rates. If interest rates increase, variable rate debt will create higher debt service requirements, which could further adversely affect our cash flows. If we do not achieve the expected benefits and cost savings from the Bard Acquisition, or if the financial performance of the combined company does not meet current expectations, then our ability to service our indebtedness may be adversely impacted.

In addition, our credit ratings affect the cost and availability of future borrowings and, accordingly, our cost of capital. Our ratings reflect each rating organization’s opinion of our financial strength, operating performance and ability to meet our debt obligations. In connection with the debt financing for the Bard Acquisition, it is anticipated that we will seek ratings of our indebtedness from one or more nationally recognized statistical rating organizations. There can be no assurance that we will achieve a particular rating or maintain a particular rating in the future or that we will be able to maintain our current rating. Furthermore, we expect that our combined company’s credit ratings will be lower following the Bard Acquisition, including below “investment grade” by Moody’s Investors Service, Inc., which may further increase the combined company’s future borrowing costs and reduce the combined company’s access to capital.

Moreover, in the future we may be required to raise substantial additional financing to fund working capital, capital expenditures, the repayment or refinancing of our indebtedness, acquisitions or other general corporate requirements. Our ability to arrange additional financing or refinancing will depend on, among other factors, our financial position and performance, as well as prevailing market conditions and other factors beyond our control. We cannot assure you that it will be able to obtain additional financing or refinancing on terms acceptable to us or at all.

We may not be able to service all of the combined company’s indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful. Our failure to meet our debt service obligations could have a material adverse effect on our business, financial condition and results of operations.

We depend on cash on hand and cash flows from operations to make scheduled debt payments. We expect to be able to meet the estimated cash interest payments on the combined company’s debt following the Bard Acquisition through a combination of the expected cash flows from operations of the combined company. However, our ability to generate sufficient cash flow from operations of the combined company and to utilize other methods to make scheduled payments will depend on a range of economic, competitive and business factors, many of which are outside of our control. There can be no assurance that these sources will be adequate. If we are unable to service our indebtedness and fund our operations, we will be forced to reduce or delay capital expenditures, seek additional capital, sell assets or refinance our indebtedness. Any such action may not be successful and we may be unable to service our indebtedness and fund our operations, which could have a material adverse effect on our business, financial condition or results of operations.

The agreements that will govern the indebtedness to be incurred in connection with the Bard Acquisition, including the credit agreement in connection with the Term Loan Facility, may contain various covenants that impose restrictions on us and certain of our subsidiaries that may affect our ability to operate our businesses.

The agreements that will govern the indebtedness to be incurred in connection with the Bard Acquisition, including the credit agreement in connection with the Term Loan Facility, will contain various affirmative and negative covenants that may, subject to certain significant exceptions, restrict the ability of certain of our subsidiaries to incur debt and the ability of us and certain of our subsidiaries to, among other things, have liens on our property, and/or merge or consolidate with any other person or sell or convey certain of our assets to any one person, engage in certain transactions with affiliates and change the nature of our business. In addition, the credit agreement governing the Term Loan Facility and Revolving Credit Facility is also expected to require us to comply with certain financial covenants, including financial ratios. The ability of us and our subsidiaries to comply with these provisions may be affected by events beyond our control. Failure to comply with these covenants could result in an event of default, which, if not cured or waived, could accelerate our repayment obligations and could result in a default and acceleration under other agreements containing cross-default provisions. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations.

In the event the Bard Acquisition does not close, we will have broad discretion to use the proceeds from this offering and the concurrent offering, if consummated.

Because the closing of the Bard Acquisition is subject to a number of closing conditions, we cannot assure you that the Bard Acquisition will close on the terms described herein or at all. If the Bard Acquisition does not close, we will have significant discretion to allocate the proceeds from this offering and the concurrent offering, if consummated, to other uses, including for general corporate purposes, acquisitions, share repurchases or debt repayment. In addition, while we have the option, we are not required to redeem the mandatory convertible preferred stock represented by the depositary shares issued in the concurrent offering if the Bard Acquisition does not close. We can make no assurances that we will exercise such redemption option or that we will otherwise have opportunities to allocate the proceeds from this offering and the concurrent offering, if consummated, for other productive uses or that other uses of the proceeds from this offering and the concurrent offering will result in a favorable return to investors.

Uncertainties associated with the Bard Acquisition may cause a loss of management personnel and other key employees of Bard or us, which could adversely affect the future business and operations of the combined company following the Bard Acquisition.

We and Bard are dependent on the experience and industry knowledge of our respective officers and other key employees to execute our respective business plans. The combined company’s success after the Bard Acquisition will depend in part upon its ability to retain key management personnel and other key employees of us and Bard. Current and prospective employees of us and Bard may experience uncertainty about their future roles with the combined company following the Bard Acquisition, which may materially adversely affect the ability of each of us and Bard to attract and retain key personnel during the pendency of and after the Bard Acquisition. Accordingly, no assurance can be given that the combined company will be able to retain key management personnel and other key employees of us and Bard.

The unaudited pro forma condensed combined financial information included in this prospectus supplement is preliminary and the actual financial condition and results of operations after the Bard Acquisition may differ materially.

The unaudited pro forma condensed combined financial information included in this prospectus supplement is presented for illustrative purposes only and is not necessarily indicative of what our actual financial condition or results of operations would have been had the Bard Acquisition and the related financing transactions been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon assumptions, preliminary estimates and accounting reclassifications, to record the Bard identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The purchase price allocation reflected in the unaudited pro forma condensed combined financial information in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of Bard as of the date of the completion of the Bard Acquisition. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in the unaudited pro forma condensed combined financial information in this prospectus supplement.

In addition, we expect to file a registration statement on Form S-4 with the SEC in connection with the registration of the shares of our common stock to be issued in the Bard Acquisition. In the course of the SEC’s review of such registration statement, we may be required to modify, reformulate or delete certain descriptions of our and Bard’s business and financial or other information included or incorporated by reference in this prospectus supplement. Any such modification, reformulation or deletion could be material.

Completion of the Bard Acquisition will trigger change in control or other provisions in certain agreements to which Bard is a party, which may have an adverse impact on the combined company’s business and results of operations.

The completion of the Bard Acquisition will trigger change in control and other provisions in certain agreements to which Bard is a party. If we and Bard are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if we and Bard are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Bard or the combined company. Any of the foregoing or similar developments may have an adverse impact on the combined company’s business and results of operations.

In addition, in the event that we fail to receive the requisite consents as part of the Consent Solicitations and/or the redemption of the Bard 2018 Notes is not completed and the ratings of the applicable series of notes are reduced beyond certain thresholds within certain time periods prior to or following the consummation of the Bard Acquisition, Bard could be required to offer to repurchase such notes at 101% of the aggregate principal amount of such notes plus any accrued and unpaid interest to the repurchase date. While we have commenced the Exchange Offers and Consent Solicitations to amend the indentures governing the Existing Bard Notes to eliminate substantially all of the restrictive covenants contained therein, including the relevant change of control provisions, and expect a notice of redemption with respect to the Bard 2018 Notes to be issued immediately prior to the closing of the Bard Acquisition, there can be no assurance that we will receive the requisite consents to implement such amendments or that the redemption of the Bard 2018 Notes will be completed. We may not receive the requisite consents as part of the Consent Solicitations in respect of one or more series of Bard Notes despite receiving the requisite consents in Consent Solicitations in respect of the remaining series of Bard Notes.

Following the consummation of the Bard Acquisition, the combined company will assume certain potential liabilities relating to Bard.

Following the consummation of the Bard Acquisition, the combined company will have assumed certain potential liabilities relating to Bard, including certain products liability and mass tort claims with respect to the design, manufacture and marketing of medical devices and related settlement agreements and judgements. Such claims include Hernia Product Claims, Women’s Health Product Claims, Filter Product Claims and other claims, as further described in “Note 10. Commitments and Contingencies” of the notes to Bard’s financial statements for the fiscal year ended December 31, 2016 and “Note 7. Contingencies” of the notes to Bard’s financial statements for the three months ended March 31, 2017, each of which are incorporated by reference into this prospectus supplement from our Current Report on Form 8-K filed on May 8, 2017. As of May 1, 2017 there were: (i) approximately 30 federal and 80 state lawsuits involving individual claims by approximately 110 plaintiffs, as well as one putative class action in the United States, are currently pending against Bard with respect to the Hernia Product Claims, (ii) product liability lawsuits involving individual claims by approximately 5,230 plaintiffs are currently pending against Bard in various federal and state jurisdictions with respect to the Women’s Health Product Claims and (iii) product liability lawsuits involving individual claims by approximately 1,880 plaintiffs are currently pending against Bard in various federal and state jurisdictions with respect to the Filter Product Claims.

Bard does not maintain or has limited remaining insurance coverage for certain of these claims and the combined company may not be able to obtain additional insurance on acceptable terms or at all that will provide adequate protection against potential liabilities. Moreover, in some circumstances adverse events arising from or associated with the design, manufacture, quality or marketing of the combined company’s products could result in the FDA suspending or delaying its review of our applications for new product approvals, or imposing post market approval requirements. In addition, reserves established by Bard or the combined company for estimated losses, including with respect to these claims, do not represent an exact calculation of actual liability but instead represent estimates of the probable loss at the time the reserve is established. Due to the inherent uncertainty underlying loss reserve estimates, additional reserves may be established from time-to-time, and actual losses may be materially higher or lower than the related reserve. Any of the foregoing could have a material adverse effect on our business, financial condition or results of operations.

We cannot guarantee that any strategic transactions to which we are or may become a party, including acquisitions, divestitures, investments or alliances, will be successful.

We may seek to supplement our internal growth strategy through various strategic transactions, including acquisitions, divestitures, investments and alliances. The success of any acquisition, investment or alliance may be affected by a number of factors, including our ability to properly assess and value the potential business opportunity or to successfully integrate any business we may acquire into our existing business. From time to time we also receive third-party indications of interest with respect to the purchase of certain of our operations, which may be significant to our business, results of operations and financial condition. Any such divestitures could affect our value and the value of the combined company after the Bard Acquisition. Although we are not currently a party to any binding agreements or letters of intent with respect to any such transaction, we could enter into agreements or letters of intent with respect thereto at any time. These strategic transactions are inherently risky and may require significant effort and management attention. There can be no assurance as to the likelihood or terms of any future transactions or that any past or future transaction will be successful.

Risks Related to Ownership of Our Common Stock

Our stock price has fluctuated in the past and may fluctuate in the future. Accordingly, you may not be able to resell your shares at or above the price at which you purchased them.

The trading price of our common stock has fluctuated in the past. The trading price of our common stock could fluctuate significantly in the future and could be negatively affected in response to various factors, including:

•	market conditions in the broader stock market in general;
•	our ability to make investments with attractive risk-adjusted returns;
•	market perception of our current and projected financial condition, potential growth, future earnings and future cash dividends;
•	announcements we make regarding dividends;
•	actual or anticipated fluctuations in our quarterly financial and operating results;
•	additional offerings of our common stock or equity-linked securities;
•	actions by rating agencies;
•	short sales of our common stock;
•	any decision to pursue a distribution or disposition of a meaningful portion of our assets;

•	issuance of new or changed securities analysts’ reports or recommendations;
•	market perception or media coverage of us, other similar companies or the outlook of the markets and industries in which we compete;
•	major reductions in trading volumes on the exchanges on which we operate;
•	legislative or regulatory developments, including changes in the status of our regulatory approvals or licenses; and
•	litigation and governmental investigations.

These and other factors may cause the market price and demand for our common stock to fluctuate substantially, which may negatively affect the price or liquidity of our common stock.

In addition, the market price of our common stock may fluctuate significantly following consummation of the Bard Acquisition if, among other things, the combined company is unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of our and Bard’s businesses are not realized, or if the transaction costs relating to the merger are greater than expected, or if the financing relating to the transaction is on unfavorable terms. The market price also may decline if the combined company does not achieve the perceived benefits of the Bard Acquisition as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the Bard Acquisition on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, our business differs from that of Bard, and accordingly, the results of operations of the combined company and the market price of our common stock after the completion of the Bard Acquisition may be affected by factors different from those currently affecting the independent results of operations of each of our and Bard’s business.

When the market price of a stock has been volatile or has decreased significantly in the past, holders of that stock have, at times, instituted securities class action litigation against the company that issued the stock. If any of our stockholders brought a lawsuit against us, we could incur substantial costs defending, settling or paying any resulting judgments related to the lawsuit. Such a lawsuit could also divert the time and attention of our management from our business and hurt our share price.

Shares eligible for future sale may adversely affect our common stock price.

Sales of our common stock or other securities (including our depositary shares) in the public or private market, or the perception that these sales may occur, or the conversion of the mandatory convertible preferred stock underlying the depositary shares or the payment of dividends on the mandatory convertible preferred stock underlying the depositary shares in the form of our common stock, or the perception that such conversions or dividends could occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Under our certificate of incorporation, we are authorized to issue up to 640,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. We cannot predict the size of future issuances of our common stock or other securities or the effect, if any, that the concurrent offering of our mandatory convertible preferred stock and future sales and issuances of our common stock and other securities would have on the market price of our common stock.

The mandatory convertible preferred stock underlying the depositary shares offered in the concurrent offering may adversely affect the market price of our common stock.

The market price of our common stock is likely to be influenced by the mandatory convertible preferred stock underlying the depositary shares offered in the concurrent offering, if such offer is consummated. For example, the market price of our common stock could become more volatile and could be depressed by:

•	investors’ anticipation of the potential resale in the market of a substantial number of additional shares of our common stock received upon conversion of the mandatory convertible preferred stock;
•	possible sales of our common stock by investors who view the depositary shares as a more attractive means of equity participation in us than owning shares of our common stock; and
•	hedging or arbitrage trading activity that may develop involving the depositary shares and our common stock.

Future sales and issuances of our shares of common stock could reduce the market price of our shares of common stock.

We will issue a significant number of shares of our common stock in connection with the Bard Acquisition. Many Bard stockholders may decide not to hold the shares of our common stock they will receive in the Bard Acquisition. Other Bard stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of our common stock that they receive in the Bard Acquisition. Such sales of our common stock could have the effect of depressing the market price for our common stock and may take place promptly following the Bard Acquisition.

In addition, in the future we may issue additional securities to raise capital. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock in addition to the mandatory convertible preferred stock underlying the depositary shares offered in the concurrent offering.

Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

Our shares of common stock will rank junior to all of our consolidated liabilities.

In the event of a bankruptcy, liquidation, dissolution or winding up, our assets will be available to pay obligations on the common stock only after all of our consolidated liabilities have been paid. In the event of a bankruptcy, liquidation, dissolution or winding up, there may not be sufficient assets remaining, after paying our and our subsidiaries’ liabilities, to pay any amounts with respect to the common stock then outstanding. Additionally, in the event of our bankruptcy, liquidation, dissolution or winding up, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the mandatory convertible preferred stock underlying the depositary shares issued in the concurrent offering a liquidation preference equal to $1,000.00 per share plus accumulated and unpaid dividends. We have a significant amount of indebtedness, which amounted to $10.3 billion at March 31, 2017, with $1.5 billion of availability under our existing revolving credit facility and access to an additional $500.0 million of availability subject to lender commitments. We expect to incur additional indebtedness to fund the Bard Acquisition. On a pro forma basis to give effect to the Bard Acquisition and the other events described under “Unaudited Pro Forma Condensed Combined Financial Information,” we would have had $22.5 billion of outstanding indebtedness on a consolidated basis as of March 31, 2017, with $2.25 billion of availability under our Revolving Credit Facility, and may also take on additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under the terms of our existing indebtedness.

We cannot assure that we will be able to continue paying dividends on our common stock.

During the first three months of fiscal year 2017, we paid cash dividends of $156 million. During fiscal year 2016, we paid cash dividends of $562 million. On January 23, 2017, we announced that our board of directors declared an equal cash dividend of $0.73 per share of common stock for the second quarter of 2017, payable on March 31, 2017 to holders of record at the close of business on March 10, 2017. Purchasers in this offering will not receive the March 31, 2017 dividend with respect to the securities purchased in this offering. The amount and timing of future dividend payments and our ability to make other distributions is subject to applicable law and will be made at the discretion of our board of directors based on factors such as our cash flow and cash requirements, capital expenditure requirements, financial condition and other factors. No dividends may be declared or paid on our common stock unless full cumulative dividends have been paid or set aside for payment on all outstanding preferred stock (including the mandatory convertible preferred stock underlying the depositary shares offered in the concurrent offering) for all accrued dividend periods.

Additionally, our ability to declare and pay dividends and make other distributions with respect to our capital stock may be restricted by the terms of financing arrangements that we enter into in the future. In the event that the agreements governing any such potential future indebtedness restrict our ability to declare and pay dividends in cash on our capital stock, we may be unable to declare and pay such dividends in cash unless we can repay or refinance the amounts outstanding under such agreements.

We have and the combined company will have a significant amount of goodwill and other intangible assets on our balance sheet. If our goodwill or other intangible assets become impaired, we may be required to record a non-cash charge to earnings and reduce our stockholders’ equity.

Under GAAP, intangible assets are reviewed for impairment on an annual basis or more frequently whenever events or circumstances indicate that their carrying value may not be recoverable. We monitor relevant circumstances, including expected synergies from combining operations of an acquiree and an acquirer as well as from intangible assets that do not qualify for separate recognition, our overall financial performance and the market prices for our depositary shares and common stock, and the potential impact that changes in such circumstances might have on the valuation of our goodwill or other intangible assets. If our goodwill or other intangible assets are determined to be impaired in the future, we may be required to record a non-cash charge to earnings during the period in which the impairment is determined, which would reduce our stockholders’ equity.

Certain provisions of the New Jersey Business Corporation Act and our charter and bylaws may delay, defer, or prevent a change of control in us, which could have an adverse impact on the value of our common stock.

Both BD and our shareholders are subject to the terms and provisions of the New Jersey Business Corporation Act (“NJBCA”). Certain provisions of the NJBCA and our charter and bylaws may have anti-takeover effects and could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in such shareholder’s best interests, including attempts that might result in a premium over the market price for the shares held by shareholders, and may make removal of the incumbent management and directors more difficult.

Business Combinations with Interested Shareholders. The NJBCA provides that no corporation organized under the laws of New Jersey (a “resident domestic corporation”) may engage in any “business combination” (as defined in the NJBCA) with any interested shareholder (generally a 10% or greater shareholder) of such corporation for a period of five years following such interested shareholder’s stock acquisition, unless such business combination is approved by the board of directors of such corporation prior to the stock acquisition. A resident domestic corporation, such as BD, cannot opt out of the foregoing provisions of the NJBCA.

In addition, no resident domestic corporation may engage, at any time, in any business combination with any interested shareholder of such corporation other than: (i) a business combination approved by the board of directors prior to the stock acquisition, (ii) a business combination approved by the affirmative vote of the holders of two-thirds of the voting stock not beneficially owned by such interested shareholder at a meeting called for such purpose, or (iii) a business combination in which the interested shareholder pays a formula price designed to ensure that all other shareholders receive at least the highest price per share paid by such interested shareholder.

Constituency Provisions. The NJBCA provides that the board of directors, in determining the best interests of the corporation, in addition to considering the effects of any action (including any offer or proposal to acquire the corporation) on its shareholders, may consider:

•	the effects of the action on the corporation’s employees, suppliers, creditors and customers;
•	the effects of the action on the community in which the corporation operates; and
•	the long-term as well as the short-term interests of the corporation and its shareholders, including the possibility that these interests may best be served by the continued independence of the corporation.

In addition, our charter and bylaws contain provisions that:

•	authorize our board of directors to establish one or more series of preferred stock, the terms of which can be determined by our board of directors at the time of issuance;
•	provide advanced written notice procedures and limitations with respect to shareholder proposals and the nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors;
•	state that special meetings of our shareholders may be called by the Chairman of our board of directors, the Chief Executive Officer or the President and must be called on the request in writing or by vote of a majority of our board of directors or on request in writing of shareholders of record owning 25% of the voting power of our outstanding capital stock entitled to vote;

•	allow our directors to fill vacancies on our board of directors, including vacancies resulting from removal or enlargement of our board of directors;
•	grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote; and
•	permit a majority of our board of directors to fix the number of directors.

These provisions may also make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt of BD that is opposed by our management or our board of directors.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $       billion (or approximately $       billion if the underwriters exercise their option to purchase additional shares in full), after deducting the underwriters’ discounts and commissions and estimated offering expenses. We estimate that the net proceeds from the concurrent offering will be approximately $       billion (or approximately $       billion if the underwriters exercise their overallotment option to purchase additional depositary shares in full), after deducting underwriting discounts and commissions and estimated offering expenses. We intend to use the proceeds of this offering, together with the proceeds of the concurrent offering and borrowings under the Term Loan Facility, to finance a portion of the Cash Consideration payable in connection with the Bard Acquisition and to pay related fees and expenses. The balance of the financing in connection with the Bard Acquisition could take any of several forms or any combination of them, including but not limited to the following: (i) we may issue senior notes in the public and/or private capital markets; (ii) we may enter into one or more senior term loan facilities; (iii) we may use cash on hand; and (iv) we may draw funds under the Bridge Facility. See “Description of the Bard Acquisition.”

Neither this offering nor the concurrent offering is conditioned on the consummation of the Bard Acquisition, and there can be no assurance that the Bard Acquisition will be consummated on the terms described herein or at all. If the Bard Acquisition is not consummated, we intend to use the proceeds of this offering and the proceeds from the concurrent offering, net of certain fees and expenses and net of the aggregate redemption amount paid in cash if we choose to exercise our option to redeem all of the mandatory convertible preferred stock underlying the depositary shares issued in the concurrent offering, for general corporate purposes, which may include acquisitions, share repurchases or debt repayment.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2017 on:

•	an actual basis; and
•	an as adjusted basis giving effect to this offering and the concurrent offering, but without giving effect to the application of the net proceeds thereof or the Bard Acquisition and any related debt financing transactions.

You should read this table in conjunction with “Use of Proceeds” appearing elsewhere in this prospectus supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited financial statements and the accompanying notes, which are incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the three months ended March 31, 2017. You should also read this table in conjunction with the unaudited pro forma condensed combined financial information included in this prospectus supplement.

	As of March 31, 2017
	Historical	As Adjusted
($ in millions)
Cash and cash equivalents	$548	$4,948
Short-term indebtedness	$1,224	$1,224
Long-term indebtedness	9,082	9,082
Total indebtedness(1)	10,306	10,306
Shareholders’ equity:
Preferred stock, $1.00 par value; 5 million authorized shares, actual and as adjusted; 0 shares issued and outstanding, actual, and shares issued and outstanding, as adjusted	—	2
Common stock, $1.00 par value; 640 million authorized shares, actual and as adjusted; 333.3 million shares issued and 213.3 million outstanding, actual, and shares issued and shares outstanding, as adjusted	333	345
Capital in excess of par value	4,742	9,128
Common stock in treasury, at cost (119.4 million)	(8,445)	(8,445)
Retained earnings	13,320	13,320
Deferred compensation	22	22
Accumulated other comprehensive loss	(2,009)	(2,009)
Total shareholders’ equity	7,963	12,363
Total capitalization	$18,269	$22,669
(1)	As of March 31, 2017, we had $150.0 million of borrowings under our existing commercial paper program and $1.5 billion of availability under our existing revolving credit facility, and access to an additional $500.0 million of availability subject to lender commitments.

CONCURRENT OFFERING

Concurrently with this offering, we are offering, by means of a separate prospectus supplement,           depositary shares, each representing a 1/20th ownership interest in a share of our      % mandatory convertible preferred stock, Series A, par value $1.00 per share (or           depositary shares if the underwriters exercise in full their overallotment option to purchase additional depositary shares). We intend to use the proceeds of the concurrent offering, together with the proceeds of this offering and borrowings under the Term Loan Facility, to finance a portion of the Cash Consideration payable in connection with the Bard Acquisition and to pay related fees and expenses. The closing of this offering and the concurrent offering are not conditioned on each other or on the closing of the Bard Acquisition which, if completed, will occur subsequent to the closing of this offering. While we expect to use the net proceeds from the concurrent offering in connection with the Bard Acquisition, there is no guarantee that the Bard Acquisition will be consummated, and if it is not consummated, we may use the proceeds of the concurrent offering for other purposes. See “Use of Proceeds.”

Our common stock will rank junior to the mandatory convertible preferred stock with respect to the payment of dividends and amounts payable in the event of our liquidation, dissolution or winding up. No dividends may be declared or paid on our common stock unless full cumulative dividends have been paid or set aside for payment on all outstanding mandatory convertible preferred stock for all accumulated dividend periods. Likewise, in the event of our bankruptcy, liquidation, dissolution or winding up, no distribution of our assets may be made to holders of our common stock until we have paid to holders of the mandatory convertible preferred stock a liquidation preference per share plus accumulated and unpaid dividends. Each share of our mandatory convertible preferred stock has a liquidation preference of $1,000 (and, correspondingly, each depositary share represents a liquidation preference of $50.00).

Dividends on the mandatory convertible preferred stock will be payable on a cumulative basis when, as and if declared by our board of directors or an authorized committee thereof, at an annual rate of    % on the liquidation preference of $1,000.00 per share. We may pay declared dividends in cash or, subject to certain limitations, in shares of our common stock, or by delivery of any combination of cash and shares of our common stock, at our election, subject to certain limitations, on the first business day of each of February, May, August and November of each year, commencing on August 1, 2017 and to, and including, May 1, 2020 to holders of record of the mandatory convertible preferred stock on the 15th calendar day immediately preceding the month in which such dividend payment date falls. Each dividend paid on a depositary share will be in an amount equal to 1/20th of the dividend paid on the related share of the mandatory convertible preferred stock.

Each share of the mandatory convertible preferred stock will automatically convert on May 1, 2020 (subject to postponement in certain cases, the “mandatory conversion date”), into between    and    shares of our common stock, subject to anti-dilution adjustments, depending on the average VWAP (as defined below) per share of our common stock over the 20 consecutive trading day (as defined below) period beginning on, and including, the 22nd scheduled trading day (as defined below) immediately preceding the mandatory conversion date, and each depositary share will automatically convert into a number of shares of common stock equal to a proportionate fractional interest in such shares of common stock.

At any time prior to the mandatory conversion date, other than during a fundamental change conversion period (described below), holders may elect to convert all or a portion of their shares of the mandatory convertible preferred stock into shares of our common stock at the minimum conversion rate of    shares of our common stock per share of the mandatory convertible preferred stock (equivalent to     shares of common stock per depositary share), subject to anti-dilution adjustments. Because each depositary share represents a 1/20th fractional interest in a share of the mandatory convertible preferred stock, a holder of depositary shares may convert its depositary shares only in lots of 20 depositary shares. Assuming a maximum conversion rate based on the last reported sale price of our common stock on the NYSE on May    , 2017 of $    per share, an aggregate of     shares of our common stock would be issuable upon settlement of the mandatory convertible preferred stock (subject to any anti-dilution adjustments) pursuant to the terms of the mandatory convertible preferred stock (    shares if the underwriters in the concurrent offering exercise their overallotment option to purchase additional mandatory convertible preferred stock in full).

Upon the occurrence of certain specified events constituting a “fundamental change”, holders of shares of the mandatory convertible preferred stock may elect (and holders of each 20 depositary shares may elect to cause the bank depositary) to convert their shares of the mandatory convertible preferred stock during a specified period, beginning on the effective date of a fundamental change, into shares of our common stock at the fundamental change conversion rate. The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price per share of our common stock paid or deemed paid in such fundamental change. Holders who convert their mandatory convertible preferred stock within the fundamental change conversion period will also receive (i) a “fundamental change dividend make-whole amount,” in cash (to the extent we are legally permitted to do so) or in shares of our common stock or a combination thereof, equal to the present value (computed using a discount rate of    % per annum) of all remaining dividend payments on their shares of the mandatory convertible preferred stock (excluding any accumulated and unpaid dividends for all dividend periods ending on or prior to the dividend payment date immediately preceding the effective date of the fundamental change as well as dividends accumulated to the effective date of the fundamental change) from such effective date to, but excluding, the mandatory conversion date and (ii) an “accumulated dividend amount”, to the extent that, as of the effective date of the fundamental change, we have not declared any or all of the accumulated dividends on the mandatory convertible preferred stock as of such effective date, payable in cash (to the extent we are legally permitted to do so) or shares of our common stock, or any combination thereof at our election.

If the Bard Acquisition has not closed on or before April 23, 2018, the Bard Merger Agreement is terminated or if we determine in our reasonable judgment that the Bard Acquisition will not occur, we may, at our option, in our sole discretion, redeem the mandatory convertible preferred stock. If we decide to make such redemption, then on the acquisition termination redemption date, we will be required to redeem the shares of mandatory convertible preferred stock, in whole but not in part, at a redemption amount per share of mandatory convertible preferred stock equal to the acquisition termination make-whole amount (described in the separate prospectus supplement for the offering of mandatory convertible preferred stock). If redeemed, we will pay the acquisition termination make-whole amount in cash unless the acquisition termination share price is greater than the initial price. If the acquisition termination share price is greater than the initial price, we will pay the acquisition termination make-whole amount in shares of our common stock and cash, unless we elect, subject to certain limitations, to pay cash or shares of our common stock in lieu of such amounts. If we redeem shares of the mandatory convertible preferred stock held by the bank depositary, because each depositary share represents a 1/20th interest in a share of mandatory convertible preferred stock, the bank depositary will redeem, on the acquisition termination redemption date, the depositary shares at a per depositary share price equal to 1/20th of the acquisition termination make-whole amount payable with respect to one share of mandatory convertible preferred stock.

“VWAP” per share of our common stock on any trading day means such price as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page BDX <Equity> AQR (or its equivalent successor if such page is not available) in respect of the period from the scheduled open to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the volume weighted average price means the market value per share of our common stock on such trading day as determined, using a volume-weighted average method, by a nationally recognized independent investment banking firm retained by us for this purpose. The “average VWAP” means, for any period, the average of the volume weighted average prices for each trading day in such period.

A “trading day” is any day on which: (i) there is no market disruption event (as defined below); and (ii) the NYSE is open for trading, or, if our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) is not listed on the NYSE, any day on which the principal national securities exchange on which our common stock (or such other security) is listed is open for trading, or, if the common stock (or such other security) is not listed on a national securities exchange, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m., New York City time, or the then standard closing time for regular trading on the relevant exchange or trading system.

A “market disruption event” means any of the following events: (i) any suspension of, or limitation imposed on, trading by the relevant exchange or quotation system during any period or periods aggregating one half-hour or longer and whether by reason of movements in price exceeding limits permitted by the relevant exchange or quotation system or otherwise relating to our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) or in futures or option contracts relating to our common stock (or such other security) on the relevant exchange or quotation system; (ii) any event (other than a failure to open or a closure as described below) that disrupts or impairs the ability of market participants during any period or periods aggregating one half-hour or longer in general to effect transactions in, or obtain market values for, our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) on the relevant exchange or quotation system or futures or options contracts relating to our common stock (or such other security) on any relevant exchange or quotation system; or (iii) the failure to open of one of the exchanges or quotation systems on which futures or options contracts relating to our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) are traded or the closure of such exchange or quotation system prior to its respective scheduled closing time for the regular trading session on such day (without regard to after-hours or other trading outside the regular trading session hours) unless such earlier closing time is announced by such exchange or quotation system at least one hour prior to the earlier of the actual closing time for the regular trading session on such day and the submission deadline for orders to be entered into such exchange or quotation system for execution at the actual closing time on such day.

For purposes of the first two bullets of the definition of “market disruption event” above, the relevant exchange or quotation system will be the NYSE; provided that if our common stock (or any other security into which the mandatory convertible preferred stock becomes convertible in connection with any reorganization event) is not listed on the NYSE, such relevant exchange or quotation system will be the principal national securities exchange on which our common stock (or such other security) is then listed for trading.

A “scheduled trading day” is any day that is scheduled to be a trading day, except that if our common stock is not listed on a national securities exchange, “scheduled trading day” means a business day.

DESCRIPTION OF THE BARD ACQUISITION

On April 23, 2017, we entered into an Agreement and Plan of Merger with Bard and Merger Corp. The consummation of the Bard Acquisition is subject to regulatory and Bard shareholder approvals and customary closing conditions. We expect the Bard Acquisition to close in the fall of 2017. There can be no assurance that we will be able to consummate the Bard Acquisition on a timely basis or at all.

The Bard Merger Agreement

The following summary of the Bard Merger Agreement is not complete and is subject to, and is qualified in its entirety by reference to, all provisions of the Bard Merger Agreement (including the definitions of terms used therein). You should read the Bard Merger Agreement for provisions that may be important to you. A copy of the Bard Merger Agreement was filed as Exhibit 2.1 to our Current Report on Form 8-K filed with the SEC on April 24, 2017, which is incorporated by reference herein. See “Where You Can Find More Information and Incorporation by Reference” in this prospectus supplement.

In the Bard Acquisition, each issued and outstanding share of common stock, par value $0.25 per share of Bard, (other than shares owned, directly or indirectly, by us, Bard or Merger Corp), will be converted into the right to receive the Bard Acquisition Consideration. The total Bard Acquisition Consideration will amount to approximately $24.0 billion (based on the Company’s closing stock price as of April 21, 2017), approximately $16.1 billion of which will be in the form of Cash Consideration. Under the terms of the Bard Merger Agreement, if the number of shares issuable as a result of the Bard Acquisition would exceed 19.9% of the issued and outstanding shares of our common stock immediately prior to the entry into Bard Merger Agreement, the Equity Consideration will be adjusted downward by the minimum extent necessary so that no more than such number of shares becomes issuable in the Bard Acquisition, and the Cash Consideration will be correspondingly increased as set forth in the Bard Merger Agreement.

The Bard Merger Agreement contains customary representations and warranties that expire at the effective time of the Bard Acquisition, as well as customary covenants, including, subject to certain exceptions or unless approved in writing (such approval not to be unreasonably withheld, conditioned or delayed), covenants providing for each of the parties and their subsidiaries to use commercially reasonable efforts to conduct its business in all material respects in the ordinary course consistent with past practice during the period between the execution of the Bard Merger Agreement and the effective time of the Bard Acquisition, and to use reasonable best efforts to obtain required government approvals and consents, subject to certain exceptions. The Bard Merger Agreement also includes covenants requiring Bard (i) not to solicit, initiate, knowingly encourage, or take any other action designed to facilitate, any inquiry or the making or submission of any inquiry, proposal, indication of interest, or offer that constitutes, or would reasonably be expected to lead to, a “company acquisition proposal” (as defined in the Bard Merger Agreement); (ii) not to approve or recommend, or propose to approve or recommend, a company acquisition proposal; (iii) not to approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding relating to a company acquisition proposal (other than a confidentiality agreement in connection with a company acquisition proposal) or a “superior proposal” (as defined in the Bard Merger Agreement); (iv) not to enter into, continue or otherwise participate in any discussions or negotiations regarding any company acquisition proposal and (v) to call and hold a special meeting of Bard’s stockholders and, subject to certain exceptions, recommend that Bard’s stockholders approve the Bard Merger Agreement (the “Bard Recommendation”).

The Bard Merger Agreement also contains certain termination rights for both us and Bard, and provides that, in connection with a termination of the Bard Merger Agreement under specified circumstances, including a change in the Bard Recommendation or a termination of the Bard Merger Agreement by Bard to enter into a definitive agreement for a superior proposal, Bard will be required to pay us a cash termination fee of $750 million (less any expense reimbursement payments made by Bard).

Completion of the Bard Acquisition is subject to customary closing conditions, including, among others, (i) the approval of the Bard Merger Agreement by Bard’s stockholders, (ii) declaration of the effectiveness by the SEC of the Registration Statement on Form S-4 to be filed with the SEC by us in connection with the registration of the shares of our common stock to be issued in the Bard Acquisition, (iii) approval for listing on the NYSE of our common stock to be issued in the Bard Acquisition, (iv) obtaining antitrust approvals in the United States and certain other jurisdictions and (v) subject to certain exceptions, the accuracy of the representations and warranties in the Bard Merger Agreement. The Bard Acquisition remains subject to other customary closing conditions. The Bard Acquisition is expected to close in the fall of 2017.

There can be no assurance that we will be able to consummate the Bard Acquisition on a timely basis or at all. See “Risk Factors—Risks Related to the Bard Acquisition.” This offering is not contingent on the consummation of the Bard Acquisition.

Financing of the Bard Acquisition

Concurrent Offering

Concurrently with this offering, we are offering, by means of a separate prospectus supplement,     depositary shares, each representing a 1/20th interest in a share of our       % mandatory convertible preferred stock, par value $1.00 per share, for aggregate gross proceeds to us of $2.25 billion, plus up to an additional     depositary shares that the underwriters of such offering have the option to purchase from us, in each case, at the public offering price of $       per depositary share. The closing of the concurrent offering is not conditioned on the closing of this offering or the consummation of the Bard Acquisition. For more information, see “Concurrent Offering.”

Bridge Commitment

On April 23, 2017, in connection with the execution of the Bard Merger Agreement, we entered into the Bridge Commitment Letter, pursuant to which the Bridge Commitment Parties have committed to provide the Bridge Facility for a total amount of $15.7 billion for the purpose of funding: (i) the Cash Consideration for the Bard Acquisition and (ii) the fees and expenses and any applicable premiums incurred in connection with the transactions contemplated by the Bard Merger Agreement. The commitments in respect of the Bridge Facility will be automatically reduced, subject to certain exceptions and limitations, on a dollar-for-dollar basis by (i) the net cash proceeds of any issuance of notes by the Company, (ii) the net cash proceeds of the incurrence by the Company of certain other indebtedness for borrowed money, (iii) the net cash proceeds from any issuance of equity by the Company, including the proceeds from the concurrent offering and the sale of the securities in this offering, (iv) the committed amount or (without duplication) the net cash proceeds of loans under the Term Loan Facility and (v) the net cash proceeds of certain sales of assets outside the ordinary course of business. The financing commitments of the Bridge Commitment Parties are currently undrawn and are subject to various conditions set forth in the Bridge Commitment Letter.

New Credit Facilities

On April 23, 2017, in connection with the execution of the Bard Merger Agreement, we entered into the Bank Facilities Commitment Letter with Citi, pursuant to which Citi has (A) committed to provide (1) $250.0 million of the Term Loan Facility for the purpose of funding (i) a portion of the Cash Consideration for the Bard Acquisition and (ii) the fees and expenses incurred in connection therewith and (2) $250.0 million of the Revolving Credit Facility for the purpose of funding (i) general corporate needs and (ii) the redemption or repurchase of the Bard 2018 Notes and (B) agreed to act as arranger for the Bank Facilities to assist in arranging commitments from other financial institutions for the remaining $2.0 billion for each Bank Facility. The financing commitments of Citi are currently undrawn and are subject to various conditions set forth in the Bank Facilities Commitment Letter, including obtaining commitments from other financial institutions for at least $2.0 billion of the Term Loan Facility.

The balance of the financing in connection with the Bard Acquisition could take any of several forms or any combination of them, including but not limited to the following: (i) we may issue senior notes in the public and/or private capital markets; (ii) we may enter into one or more senior term loan facilities; (iii) we may use cash on hand; and (iv) we may draw funds under the Bridge Facility.

Exchange Offers and Consent Solicitations and Redemption

On May 5, 2017, we commenced offers to exchange any and all of the outstanding $500.0 million aggregate principal amount of Bard’s 4.400% Notes due 2021, $500.0 million aggregate principal amount of Bard’s 3.000% Notes due 2026 and $149.82 million aggregate principal amount of Bard’s 6.700% Notes due 2026 for up to approximately $1.15 billion aggregate principal amount of new notes issued by BD and cash. Each new BD note will accrue interest at the same annual interest rate, have the same interest payment dates, same redemption terms and same maturity date as the existing Bard note for which it is exchanged.

In conjunction with the Exchange Offers, we are also soliciting consents, on behalf of Bard, to adopt certain proposed amendments to each of the indentures governing the Exchange Offer Notes to (i) eliminate substantially all of the restrictive covenants in the indentures and (ii) limit the reporting covenants under the indentures so that Bard is only required to comply with the reporting requirements under the Trust Indenture Act of 1939. Each Exchange Offer and Consent Solicitation is conditioned upon the completion of each other Exchange Offer and Consent Solicitation, although we may waive such condition at any time with respect to an Exchange Offer. Any waiver of a condition by us with respect to an Exchange Offer will automatically waive such condition with respect to the corresponding Consent Solicitation, as applicable.

The Exchange Offers and Consent Solicitations are being made in a private transaction pursuant to the terms and subject to the conditions set forth in the Offering Memorandum and Consent Solicitation Statement and only to certain eligible holders of Exchange Offer Notes. The Exchange Offers and Consent Solicitations are initially scheduled to expire on June 5, 2017, unless extended, and holders who validly tender their Exchange Offer Notes prior to the Expiration Date will receive the consideration set forth in the Offering Memorandum and Consent Solicitation Statement. The Exchange Offers and Consent Solicitations are subject to certain additional conditions, including the closing of the Bard Acquisition. We may amend, modify or waive these conditions other than the condition that the Bard Acquisition shall have been consummated. Holders who validly tender their Exchange Offer Notes before the early exchange date (currently May 18, 2017) will also receive the “early tender premium” set forth in the Offering Memorandum and Consent Solicitation Statement. Subject to applicable law and the terms of the applicable indenture governing the Exchange Offer Notes, holders are permitted to withdraw their tendered notes and related consents upon the earlier of 5:00 p.m., New York time, on May 18, 2017 and the execution of the supplemental indenture to the corresponding series of Exchange Offer Notes implementing the applicable proposed amendments.

In addition, we expect a notice of redemption to be issued for all of the $500.0 million outstanding aggregate principal amount of the Bard 2018 Notes immediately prior to the closing of the Bard Acquisition.

This prospectus supplement is not an offer to exchange any Exchange Offer Notes and should not be construed as a notice of redemption for the Bard 2018 Notes. The Exchange Offers and Consent Solicitations are being made only by and pursuant to the Offering Memorandum and Consent Solicitation Statement. This offering is not conditioned on the consummation of the Exchange Offers and Consent Solicitations.

Use of Proceeds

We intend to use the proceeds of this offering, along with the proceeds of the concurrent offering and borrowings under the Term Loan Facility, to finance a portion of the Cash Consideration payable in connection with the Bard Acquisition and to pay related fees and expenses. The proceeds of this offering together with the proceeds of the concurrent offering and the Term Loan Facility will reduce the commitments under the Bridge Facility. The balance of the financing in connection with the Bard Acquisition could take any of several forms or any combination of them, including but not limited to the following: (i) we may issue senior notes in the public and/or private capital markets; (ii) we may enter into one or more senior unsecured term loan facilities; (iii) we may use cash on hand; and (iv) we may draw funds under the Bridge Facility. See “Use of Proceeds.”

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet of the Company as of March 31, 2017 gives effect to (i) the Equity Financing, (ii) the Debt Financing, and (iii) the Bard Acquisition, each as more fully described below in Note 1, as if they each occurred as of March 31, 2017. The following unaudited pro forma condensed combined statements of income of the Company for the six-month period ended March 31, 2017 and the fiscal year ended September 30, 2016 similarly give effect to the Equity Financing, the Debt Financing and the Bard Acquisition, as if they each occurred at the beginning of the period on October 1, 2015.

The unaudited pro forma condensed combined financial information has been derived from, and should be read in conjunction with, the Company’s historical audited and interim unaudited consolidated financial statements, including the notes thereto, and Bard’s historical audited and interim unaudited consolidated financial statements, including the notes thereto. The financial statements of the Company are included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2016 and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which have been incorporated by reference herein. The financial statements of Bard for the year ended December 31, 2016 and for the quarter ended March 31, 2017 are included in the Company’s Current Report on Form 8-K dated May 8, 2017, which is incorporated by reference herein. The historical interim financial information of Bard for the six months ended March 31, 2017 also was derived from Bard’s unaudited interim consolidated financial statements for the quarter ended September 30, 2016, which are not included or incorporated by reference herein. Note 2 describes the method of calculating the statement of income of Bard for the six months ended March 31, 2017.

The unaudited pro forma condensed combined financial information includes unaudited pro forma adjustments that are factually supportable and directly attributed to the Transactions. In addition, with respect to the unaudited pro forma condensed combined statements of income, the unaudited pro forma adjustments are expected to have a continuing impact on the Company's consolidated results. Assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed combined financial information.

The unaudited pro forma adjustments are based upon available information and certain assumptions that the Company’s management believe are reasonable. The unaudited pro forma condensed combined financial information is presented for informational purposes only and is not necessarily indicative of the Company’s financial position or results of operations that would have occurred had the events been consummated as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information is not necessarily indicative of the Company’s future financial condition or operating results.

Management expects that the strategic and financial benefits of the Bard Acquisition will result in certain cost savings opportunities. However, given the preliminary nature of those cost savings, they have not been reflected in the accompanying unaudited pro forma condensed combined statements of income for either period.

The Bard Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which will establish a new basis of accounting for all identifiable assets acquired and liabilities assumed at fair value as of the date control is obtained. Accordingly, the cost to acquire such interests will be allocated to the underlying net assets in proportion to their respective fair values. The fair value of Bard’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of March 31, 2017. Any excess of the purchase price over the estimated fair value of the net assets acquired will be recorded as goodwill. The establishment of the fair value of consideration for acquisitions and related allocation to acquired assets and liabilities requires the extensive use of significant estimates and management’s judgment. Since the Bard Acquisition has not been consummated, the Company’s access to information to make such estimates is limited and therefore, certain market based assumptions were used when data was not available; however, management believes the fair values recognized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions based on information currently available. As more fully described in the notes to the unaudited pro forma condensed combined financial information, a preliminary allocation of the purchase price has been made to increase the value of inventory to fair value by approximately $500 million; and to recognize the value of identifiable intangible assets at fair value in the aggregate amount of approximately $12.1 billion. It is expected that, in addition to developed products and technology, such identifiable intangible assets will include customer relationships, in-process research and development costs, and brands and trademarks. All other tangible assets acquired and liabilities assumed have been recognized preliminarily in the accompanying pro forma condensed combined balance sheet at their respective book values, which management believes materially approximate their respective fair values. The excess of the estimated purchase price over the estimated fair value of the net assets acquired of $16.6 billion has been preliminarily allocated to goodwill in the accompanying pro forma condensed combined balance sheet. The allocation of purchase price is preliminary at this time, and will remain as such until the Company completes valuations and other studies in order to finalize the valuation of the net assets acquired, which is not expected to be substantially completed until December 31, 2017. The final allocation of the purchase price is dependent on a number of factors, including the final valuation of the fair value of all tangible and intangible assets acquired and liabilities assumed as of the closing date of the Bard Acquisition when additional information will be available. Such final adjustments, including changes to amortizable tangible and intangible assets, may be material.

For pro forma purposes only, the purchase price allocation discussed above was based on the value of the Company's common stock expected to be transferred as part of the purchase consideration as of April 21, 2017 (which was the last trading day before the public announcement of the Bard Acquisition). The final value of the consideration to be transferred for accounting purposes will ultimately be based on the closing share price of the Company's common stock on the last trading day prior to the closing date of the Bard Acquisition. Accordingly, the purchase price and its related allocation to the underlying net assets of Bard could change materially.

The consummation of the Bard Acquisition remains subject to the satisfaction of customary closing conditions, including the receipt of regulatory and Bard shareholder approvals.

Becton, Dickinson and Company
Unaudited Pro Forma Condensed Combined Balance Sheet
March 31, 2017

	Historical Company	Historical Bard	Reclassifications	Equity Financing and Debt Financing	Bard Acquisition	Note References	Pro Forma Combined
(in millions)
ASSETS
Current Assets:
Cash and cash equivalents	$548	$891	$—	$14,891	$(16,291)	5a, 5d	$39
Restricted cash	—	179	—	—	—		179
Short-term investments	8	—	—	—	—		8
Trade receivables, net	1,569	450	—	—	—		2,019
Current portion of net investment in sales-type leases	355	—	—	—	—		355
Inventories	1,747	497	—	—	500	5e	2,744
Prepaid expenses and other	664	284	—	—	—		948
Total Current Assets	4,891	2,301	—	14,891	(15,791)		6,292

Property, plant and equipment, net	3,941	494	—	—	—		4,435
Goodwill	7,405	1,261	—	—	15,327	5f	23,993
Other intangibles, net	6,118	984	—	—	11,143	5g	18,245
Net investment in sales-type leases, less current portion	817	—	—	—	—		817
Deferred tax assets	—	39	(39)	—	—	4	—
Other assets	949	166	39	—	—	4	1,154
Total Assets	$24,121	$5,245	$—	$14,891	$10,679		$54,936

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Short-term debt and current maturities of long-term debt	$1,224	$609	$—	$—	$—		$1,833
Payables and accrued expenses	2,794	950	—	—	(36)	5h	3,708
Total Current Liabilities	4,018	1,559	—	—	(36)		5,541

Long-term debt	9,082	1,143	—	10,491	—	5b	20,716
Long-term employee benefit obligations	1,356	—	—	—	—		1,356
Deferred income taxes and other	1,702	871	—	—	4,798	5i	7,371

Shareholders’ Equity:
Preferred stock	—	—	—	2	—	5c	2
Common stock	333	18	—	12	19	5c, 5j	382
Capital in excess of par value	4,742	2,389	—	4,386	5,229	5c, 5j	16,746
Retained earnings	13,320	(514)	—	—	448	5j	13,254
Deferred compensation	22	—	—	—	—		22
Common stock in treasury – at cost	(8,445)	—	—	—	—		(8,445)
Accumulated other comprehensive loss	(2,009)	(221)	—	—	221	5j	(2,009)
Total Shareholders’ Equity	7,963	1,672	—	4,400	5,917		19,952
Total Liabilities and Shareholders’ Equity	$24,121	$5,245	$—	$14,891	$10,679		$54,936

Becton, Dickinson and Company
Unaudited Pro Forma Condensed Combined Statement of Income
Six Months Ended March 31, 2017

	Historical Company	Historical Bard	Reclassifications	Equity Financing and Debt Financing	Bard Acquisition	Note References	Total Pro Forma
(in millions, except per share data)
Revenues	$5,892	$1,906	$—	$—	$—		$7,798

Cost of products sold(a)	3,007	702	(46)	—	339	4, 6a	4,002
Selling and administrative expense(a)	1,432	565	46	—	—	4	2,043
Research and development expense(a)	368	149	—	—	—		517
Acquisitions and other restructurings	163	—	2	—	—	4	165
Other operating (income) expense	(335)	—	58	—	—	4	(277)
Total operating costs and expenses	4,635	1,416	60	—	339		6,450

Operating income	1,257	490	(60)	—	(339)		1,348

Interest expense	(181)	(30)	—	(241)	—	6b	(452)
Interest income	12	—	—	—	—		12
Other (expense) income, net	(34)	(57)	60	—	—	4	(31)

Income before income taxes	1,054	403	—	(241)	(339)		877
Income tax provision (benefit)	149	66	—	(92)	(129)	6c	(6)
Net income	905	337	—	(149)	(210)		883

Less: preferred dividends	—	—	—	(71)	—	6d	(71)

Net income attributable to common shareholders	$905	$337	$—	$(220)	$(210)		$812

Earnings per common share
Basic	$4.24						$3.10
Diluted	$4.15						$2.98

Weighted average common shares:
Basic	213.3			12.2	36.8		262.3
Diluted	218.0			12.2	42.5		272.7

(a) Includes depreciation and amortization expense of:	$523	$103	$—	$—	$339		$965

Becton, Dickinson and Company
Unaudited Pro Forma Condensed Combined Statement of Income
Year Ended September 30, 2016

	Historical Company	Historical Bard	Reclassifications	Equity Financing and Debt Financing	Bard Acquisition	Note References	Total Pro Forma
(in millions, except per share data)
Revenues	$12,483	$3,714	$—	$—	$—		$16,197

Cost of products sold(a)	6,492	1,372	(90)	—	677	4, 6a	8,451
Selling and administrative expense(a)	3,005	1,102	90	—	—	4	4,197
Research and development expense(a)	828	293	—	—	—		1,121
Acquisitions and other restructurings	728	—	29	—	—	4	757
Other operating (income) expense	—	—	205	—	—	4	205
Total operating costs and expenses	11,053	2,767	234	—	677		14,731

Operating income	1,430	947	(234)	—	(677)		1,466

Interest expense	(388)	(54)	—	(447)	—	6b	(889)
Interest income	21	—	—	—	—		21
Other (expense) income, net	11	(229)	234	—	—	4	16

Income before income taxes	1,074	664	—	(447)	(677)		614
Income tax provision (benefit)	98	133	—	(170)	(257)	6c	(196)
Net income	976	531	—	(277)	(420)		810

Less: preferred dividends	—	—	—	(141)	—	6d	(141)

Net income attributable to common shareholders	$976	$531	$—	$(418)	$(420)		$669

Earnings per common share
Basic	$4.59						$2.56
Diluted	$4.49						$2.46

Weighted average common shares:
Basic	212.7			12.2	36.8		261.7
Diluted	217.5			12.2	42.5		272.2

(a) Includes depreciation and amortization expense of:	$1,114	$213	$—	$—	$677		$2,004

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Description of the Transactions

   The Bard Acquisition

On April 23, 2017, the Company announced a definitive agreement under which it will acquire Bard for $222.93 in cash (the “Cash Consideration”) and 0.5077 shares of Company common stock (the “Equity Consideration”) per share of Bard common stock (other than shares owned, directly or indirectly, by the Company, Bard or Merger Corp.). This is expected to result in a purchase price for Bard of approximately $16.1 billion in Cash Consideration (exclusive of transaction costs) and $7.9 billion in Equity Consideration, based on the closing market price of the Company’s common stock in effect as of April 21, 2017 (which was the last trading day before the public announcement of the Bard Acquisition). This is used for pro forma purposes only. The value of the consideration transferred for accounting purposes will ultimately be based on the closing share price of the Company’s common stock on the last trading day prior to the closing date of the acquisition, and could change materially.

The Cash Consideration is expected to be funded with approximately $4.4 billion of net proceeds raised in the Equity Financing, approximately $10.5 billion of net proceeds raised under the Company’s Debt Financing, and approximately $1.4 billion of available cash and cash equivalents expected to be on hand from the combined companies’ balance sheets. The mix of funding between cash on hand and debt financing could change based on the amount of cash on hand at the date of acquisition. The Company also will assume Bard’s indebtedness.

Under the terms of the Bard Merger Agreement, if the number of shares issuable as part of the Bard Acquisition would exceed 19.9% of the issued and outstanding shares of the Company’s common stock immediately prior to the entry into the Bard Merger Agreement, the Equity Consideration will be adjusted downward by the minimum extent necessary so that no more than such number of shares becomes issuable in the Bard Acquisition, and the Cash Consideration will be correspondingly increased as set forth in the Bard Merger Agreement.

   The Equity Financing

The Company is giving effect to the issuance of approximately 12.2 million shares of common stock at an assumed price of $185.29 per share (the “Common Stock Offering”), representing the closing market price of the Company’s common stock in effect as of April 21, 2017 (which was the last trading day before the public announcement of the Bard Acquisition). In addition, the Company expects to issue depositary shares in the concurrent offering, each representing a 1/20th ownership interest in a share of Preferred Stock, which is expected to result in approximately 2.3 million shares of the Preferred Stock being outstanding (the “Preferred Stock Offering”). Aggregate net proceeds assumed to be raised in connection with the Equity Financing are assumed to be approximately $4.4 billion.

The shares of Preferred Stock are assumed to be convertible to a minimum of 10.1 million and up to a maximum of 12.2 million shares of Company common stock at an exchange ratio, based on the market price of the Company’s common stock at the date of conversion and no later than the mandatory convertibility date of the third anniversary of the issuance of the Preferred Stock. Each share of Preferred Stock also is assumed to be entitled to a quarterly cash dividend payable at an assumed rate of 6.25% per annum.

   The Debt Financing

In addition to the net proceeds raised in connection with the Equity Financing, the Company expects to fund a substantial portion of the Cash Consideration and related transactions costs with debt financing. As such, the Company has already secured commitments for a bridge financing facility that provides up to $15.7 billion of availability (the “Bridge Facility”) and for new credit facilities, each as described further below.

   The Bridge Facility

Borrowings under the Bridge Facility bear interest at the rate of LIBOR plus 150 basis points, with quarterly increases of 25 basis points for each quarter the Bridge Facility is outstanding. In addition, in order to secure commitments under the Bridge Facility, the Company agreed to pay certain one-time, upfront fees and other periodic fees generally based on the duration of the Bridge Facility. For pro forma purposes, such one-time fees are amortized to interest expense over the expected life of the Bridge Facility, which has the effect of significantly increasing the Company’s effective cost of borrowing as reflected in the accompanying unaudited pro forma combined financial information. For pro forma purposes, the Bridge Facility is assumed to extend for the 1.5 years reflected in the pro forma period.

The financing commitments in respect of the Bridge Facility will be automatically reduced, subject to certain exceptions and limitations, on a dollar-for-dollar basis by (i) the net cash proceeds of any issuance of notes by the Company, (ii) the net cash proceeds of the incurrence by the Company of certain other indebtedness for borrowed money, (iii) the net cash proceeds from any issuance of equity by the Company, including the proceeds assumed to be raised from the Equity Financing, (iv) the committed amount or (without duplication) the net cash proceeds of loans under a Term Loan Facility (as defined below) expected to be entered into in connection with the Company’s New Credit Facilities (as defined below) and (v) the net cash proceeds of certain sales of assets outside the ordinary course of business. The financing commitments of the Bridge Commitment Parties are currently undrawn and are subject to various conditions set forth in the Bridge Commitment Letter.

   New Credit Facilities

The Company has also secured commitments for new credit facilities, consisting of (i) a senior unsecured term loan facility that provides for borrowings of up to $2.25 billion (the “Term Loan Facility”) and (ii) a senior unsecured revolving credit facility that provides for borrowing of up to $2.25 billion (the “Revolving Credit Facility” and, when taken together with the Term Loan Facility, the “New Credit Facilities”), which will either refinance or replace the Company’s existing revolving credit facility. The Company intends to utilize the Term Loan Facility to fund $2.25 billion of the Cash Consideration. The new Revolving Credit facility is intended to be used for general corporate purposes and/or the refinancing in the future of certain of Bard’s indebtedness assumed as part of the Bard Acquisition.

   The Exchange Offers

On May 5, 2017, the Company commenced an offer to exchange certain fixed-rate debt securities of Bard in an aggregate principal amount of approximately $1.15 billion for a like-amount of new notes and cash to be issued by the Company. Each new note issued by the Company under the Exchange Offers will have the same interest rate, the same interest payment dates, the same redemption terms and the same maturity dates as the existing Bard debt securities for which it is being exchanged. The Exchange Offers are subject to certain conditions, including the closing of the Bard Acquisition. Because the Exchange Offers are not expected to have a material effect on the Company’s financial position, operating results or liquidity, no pro forma effect of the Exchange Offers has been made in the accompanying unaudited pro forma condensed combined financial information.

   Pro Forma Effect of the Debt Financing

The accompanying unaudited pro forma condensed combined financial information reflects approximately $8.4 billion of borrowings under the Bridge Facility and $2.25 billion of borrowings under the New Credit Facilities to fund a portion of the Cash Consideration and related transaction costs.

The Company ultimately does not expect to utilize the Bridge Facility, and expects to issue more cost-effective, permanent debt financing. However, there are no assurances at this time that the Company will be able to do so, as any such future financings will be subject to prevailing market conditions at a later time. Accordingly, the accompanying unaudited condensed pro forma combined financial information reflects the higher cost of borrowings under the Bridge Facility. Management expects that it will replace the need for borrowings under the Bridge Facility with the issuance of long-term bonds to be issued at a later date. Assuming that the Company can issue approximately $8.4 billion principal amount of debt under a more permanent debt financing structure at an assumed, weighted-average cost of 4.3% and an assumed, weighted-average life of approximately 8 years, the Company’s annual interest expense on a pro forma basis would decrease by approximately $20 million, and net income would increase by approximately $12 million.

   Interest Rate Sensitivity

As of March 31, 2017, on a pro forma basis after giving effect to borrowings under both the Company’s Bridge Facility and the Term Loan Facility, and the assumption of Bard’s indebtedness, the Company would have had approximately $11.326 billion in principal of variable-rate indebtedness and $11.423 billion in principal of fixed-rate indebtedness. As such, the Company’s financing costs are sensitive to changes in interest rates. For each 0.125% increase or decrease in actual or assumed interest rates, the Company’s annual interest expense would increase or decrease by approximately $14.2 million, and net income would decrease or increase, respectively, by approximately $8.8 million.

Note 2 - Basis of Pro Forma Presentation

As Bard’s fiscal year of December 31 is within 93 days of the Company’s September 30 fiscal year, the Company’s pro forma condensed combined statement of income for the year ended September 30, 2016 includes Bard’s annual operating results for its respective fiscal year ended December 31, 2016. However, in order for the interim period pro forma results to be comparable to the Company’s, the Bard six-month period ended March 31, 2017 was calculated as follows:

Bard
Historical Consolidated Statement of Income
For the Six Months Ended March 31, 2017

	Annual 12/31/16	Less: Nine Months 9/30/16	Subtotal Three Months 12/31/16	Add: Three Months 3/31/17	Six Months 3/31/17
	(millions)
Net sales	$3,714	$2,747	$967	$939	$1,906
Cost and expenses:
Cost of goods sold(a)	1,372	1,024	348	354	702
Marketing, selling and administrative expense(a)	1,102	822	280	285	565
Research and development expense(a)	293	214	79	70	149
Acquisitions and other restructurings	—	—	—	—	—
Other operating income	—	—	—	—	—
Interest expense	54	39	15	15	30
Other (income) expense, net	229	185	44	13	57
Total costs and expenses	3,050	2,284	766	737	1,503

Income from operations before income taxes	664	463	201	202	403
Income tax provision	133	91	42	24	66
Net income	$531	$372	$159	$178	$337

(a) Includes depreciation and amortization expense of:	$213	$161	$52	$51	$103

As a result, the historical financial information for Bard used for pro forma purposes includes the fourth calendar quarter of 2016 in both the annual 2016 and interim 2017 unaudited pro forma condensed combined financial statements presented herein.

Note 3 - Conforming Accounting Policies

Following the Bard Acquisition, the Company will conduct a review of Bard’s accounting policies in an effort to determine if differences in accounting policies require reclassification of Bard’s results of operations or reclassification of assets or liabilities to conform to the Company’s accounting policies and classifications. As a result of that review, the Company may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these pro forma condensed combined financial statements. During the preparation of these unaudited pro forma condensed combined financial statements, the

Company was not aware of any material differences between the accounting policies of the two companies and accordingly, these unaudited pro forma condensed combined financial statements do not assume any material differences in accounting policies between the two companies, other than certain financial statement reclassifications described below.

Note 4 - Reclassifications

Certain balances from the consolidated financial statements of Bard were reclassified to conform their presentation to that of the Company’s basis of presentation as indicated in the tables below (in millions).

The reclassification to conform to the Company’s basis of presentation for its balance sheet has no effect on the net equity of Bard, and relates to the reclassification of $39 million of deferred tax assets to other non-current assets.

Description	March 31, 2017 Increase / (Decrease)
Deferred tax assets	$(39)
Other assets	39

The reclassifications to conform to the Company’s basis of presentation for its statements of income have no effect on net income and primarily relate to:

(i)	reclassifications of legal costs from other income (expense) below operating income to the caption “Other operating income” as a component within operating income in the amounts of $205 million for the year ended September 30, 2016 and $58 million for the six months ended March 31, 2017;
(ii)	restructuring costs from other income (expense), net, below operating income to a separate classification as a component within operating income in the amounts of $30 million for the year ended September 30, 2016 and $7 million for the six months ended March 31, 2017;
(iii)	acquisition-related transaction costs from other income (expense), net, below operating income to a separate classification as a component within operating income in the amounts of $(1) million for the year ended September 30, 2016 and $(5) million for the six months ended March 31, 2017, and
(iv)	reclassification of shipping and handling costs from cost of goods sold to a component within selling, general and administrative expenses in the amounts of $90 million for the year ended September 30, 2016 and $46 million for the six months ended March 31, 2017.
Description	Six Months Ended March 31, 2017 Increase / (Decrease)	For the Year Ended September 30, 2016 Increase / (Decrease)
Cost of products sold	$(46)	$(90)
Selling and administrative expense	46	90
Acquisitions and other restructurings	2	29
Other operating expense	58	205
Other income (expense), net	60	234

Following the closing of the Bard Acquisition, we will finalize our review of Bard’s financial statement presentation in an effort to determine if differences in classification require further adjustment to Bard’s results of operations, assets or liabilities to conform to our presentation. As a result of this review, we may identify differences between the classifications of the two companies that, when conformed, could be materially different from the amounts set forth in the accompanying unaudited pro forma condensed combined financial statements.

Note 5 - Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2017

This note should be read in conjunction with “Note 1 – Description of The Transactions”, “Note 2 – Basis of Pro Forma Presentation”, “Note 3 – Conforming Accounting Policies”, and “Note 4 – Reclassifications.” Adjustments included in the columns “Equity Financing and Debt Financing” and “Bard Acquisition” to the accompanying unaudited pro forma condensed combined balance sheet as at March 31, 2017 are represented, in part, by the following considerations arising out of the allocation of the purchase price to Bard’s assets and liabilities (in millions, except per share amounts):

	Consideration
	Cash	Equity(a)	Total
Number of outstanding shares of Bard common stock as of March 31, 2017	72.46	72.46	72.46
Purchase price consideration per share	$222.93	$94.07	$317.00

Subtotal	$16,153	$6,817	$22,970
Consideration issued to settle outstanding stock compensation awards	—	1,049	1,049

Total consideration issued	16,153	7,866	24,019

Less: Portion of settlement of outstanding stock compensation awards to be recognized as an expense, primarily through 2021	—	238	238

Total estimated purchase price consideration	$16,153	$7,628	$23,781

(a) Based on the closing market price of the Company’s common stock in effect as of April 21, 2017 (which was the last trading day before the public announcement of the Bard Acquisition)

Purchase Price Allocation

Total consideration transferred		$23,781

Recognized amounts of identifiable assets acquired and liabilities assumed
Net book value of assets acquired	$1,672
Less after-tax transaction costs incurred by Bard	(63)
Less write-off of pre-existing Bard goodwill and intangible assets	(2,245)
Adjusted net book value of assets acquired		(636)
Excess book value of net assets to be allocated		24,417
Identifiable intangible assets at fair value		12,127
Increase inventory to fair value		500
Deferred tax impact of fair value adjustments		(4,798)
Total Goodwill		$16,588

The pro forma purchase price allocation presented above has been developed based on preliminary estimates of fair value using the historical financial statements and information of Bard as of March 31, 2017. In addition, the allocation of the purchase price to the acquired identifiable assets and assumed liabilities is based on a preliminary estimate of the value of the inventory and the aggregate identifiable intangible assets acquired. The fair value of all other tangible assets acquired and liabilities assumed was presumed by the Company’s management to materially approximate their respective net book values as of March 31, 2017 in order to prepare the unaudited pro forma condensed combined financial information.

The final allocation of the purchase price will be determined at a later date and is dependent on a number of factors, including the final valuation of the tangible and identifiable intangible assets acquired and liabilities assumed as of the closing date of the Bard Acquisition. As such, the purchase price allocation will change upon the receipt of additional and more detailed information, and such changes could result in a material change to the unaudited pro forma condensed combined financial information.

   Equity Financing and Debt Financing

(a)	The net cash increase to the unaudited pro forma condensed combined balance sheet in the amount of $14.891 billion as of March 31, 2017 relating to:
•	an increase in cash and cash equivalents of $4.4 billion to reflect the net proceeds assumed to be raised from the issuance of the depositary shares representing interests in the Preferred Stock and the shares of common stock; and
•	an increase in cash and cash equivalents of $10.491 billion to reflect the net proceeds expected to be raised from the Debt Financing.
(b)	A net increase in long-term debt of $10.491 billion representing (i) $8.441 billion of borrowings under the Bridge Facility and (ii) $2.250 billion of borrowings under the Term Loan Facility used to fund a portion of the Cash Consideration, net of $200 million of debt issuance costs.
(c)	A net increase in shareholders’ equity of $4.4 billion consisting of:
•	an increase in shareholders’ equity relating to the par value of depositary shares representing interests in the Preferred Stock and shares of common stock of $2 million and $12 million, respectively, based on the shares assumed to be issued and the related par values per share of $1 and $1, respectively; and
•	an increase in shareholders’ equity relating to the aggregate capital assumed to be raised in excess of par value of $4.386 billion, net of $112 million of transaction costs assumed to be incurred to issue the depositary shares representing interests in the Preferred Stock and shares of common stock.

The Bard Acquisition

(d)	A decrease in cash and cash equivalents of $16.291 billion, representing the payment of $16.153 billion by the Company of the Cash Consideration as part of the exchange for the outstanding shares of Bard common stock as of March 31, 2017, and the payment of $138 million of acquisition-related transaction costs.
(e)	An increase in inventories of $500 million, reflecting the adjustment to increase inventories to their fair value as part of the allocation of the purchase price to the underlying net assets of Bard.
(f)	A net increase in goodwill of $15.327 billion consisting of:
•	a decrease relating to the write off of Bard’s historical goodwill of approximately $1.261 billion; and
•	an increase representing the excess of the purchase price over the fair value of Bard’s net assets of $16.588 billion.
(g)	A net increase in other intangible assets of $11.143 billion consisting of:
•	a decrease relating to the write off of Bard’s historical identifiable intangible assets of $984 million; and
•	an aggregate increase of $12.127 billion to recognize the fair value of acquired identifiable intangible assets.
(h)	A net decrease in current payables and accrued expenses of $36 million related to (i) a $26 million decrease in income taxes payable associated with the deductibility of a portion of the acquisition-related transaction costs and (ii) a $10 million decrease in income taxes payable associated with the one-time stock compensation settlement charge to be recognized on the first day of the post-combination period due to an acceleration of the underlying vesting rights of such awards.

(i)	An increase in non-current deferred tax liabilities of $4.798 billion related to the incremental book-tax basis differences arising from the revaluation of the net assets acquired in the Bard Acquisition for book purposes.
(j)	A net increase in shareholders’ equity of $5.917 billion consisting of:
•	a net increase of $19 million in the par value of common stock related to (i) a $37 million increase due to the issuance of approximately 36.8 million shares of common stock as part of the Equity Consideration, offset in part by (ii) an $18 million decrease to eliminate the historical par value equity accounts of Bard.
•	a net increase of $5.229 billion in capital in excess of par value related to (i) a $7.829 billion increase due to the issuance of approximately 36.8 million shares of common stock and an additional 5.7 million shares on a fully diluted basis in settlement of Bard’s outstanding stock compensation awards as part of the Equity Consideration and (ii) a $27 million increase due to the recognition of a portion of the Bard stock compensation settlement charge on the first day of the post-combination period due to an acceleration of the underlying vesting rights of such awards, offset in part by the sum of (iii) a $238 million decrease relating to a portion of the Equity Consideration being re-characterized for financial reporting purposes as a deferred stock compensation charge to be recognized in the post-combination period due to the settlement of outstanding Bard stock compensation awards and (iv) a $2.389 billion decrease to eliminate the historical equity accounts of Bard.
•	a net increase of $448 million in retained earnings related to (i) a $514 million increase to eliminate the historical deficit of Bard, (ii) a $49 million decrease to reflect the after-tax effect of the Company expensing $60 million of acquisition-related transaction costs using an effective statutory tax rate of approximately 19% based on an estimate of tax deductibility of transaction costs, and (iii) a $17 million decrease relating to the after-tax effect of expensing a $27 million portion of the Bard stock compensation settlement charge on the first day of the post-combination period due to an acceleration of the underlying vesting rights of such awards. As the recognition of this stock compensation charge has no continuing impact on the combined entity, the cost and associated tax benefit have not been reflected in the accompanying unaudited combined statements of operations for all periods presented; and
•	a net increase of $221 million in accumulated other comprehensive loss to eliminate the historical equity accounts of Bard.

Note 6 - Adjustments to Unaudited Pro Forma Condensed Combined Statement of Income

This note should be read in conjunction with “Note 1 – Description of The Transactions”, “Note 2 – Basis of Pro Forma Presentation”, “Note 3 – Conforming Accounting Policies”, and “Note 4 – Reclassifications.” Adjustments included in the columns “Equity Financing and Debt Financing” and “Bard Acquisition” to the accompanying unaudited pro forma condensed combined income statements for the six months ended March 31, 2017 and the year ended September 30, 2016 are represented by the following:

(a)	Depreciation and Amortization

This adjustment represents the increased amortization for the fair value of identified intangible assets with definite lives for the six months ended March 31, 2017 and the year ended September 30, 2016. The following table shows the pretax impact on amortization expense (in millions):

Description	Weighted Average Useful Life	Fair Value	Six Months Ended March 31, 2017 Increase / (Decrease)	For the Year Ended September 30, 2016 Increase / (Decrease)
Other intangible assets, net	15	12,127	$404	$808
Less historical intangible assets amortization expense			(65)	(131)
Net pro forma adjustment			$339	$677

For the six-month period ended March 31, 2017

A net increase in amortization expense of $339 million consisting of:

•	the elimination of $65 million of historical amortization expense to write off Bard’s historical net book value of identifiable intangible assets, which will be reestablished in the purchase accounting to reflect such identifiable intangible assets at their respective fair values; and
•	an increase in amortization expense of $404 million relating to the $12.127 billion aggregate fair value of finite-lived intangible assets, over a weighted-average useful life of an estimated 15 years on a straight-line basis.

For the year ended September 30, 2016

A net increase in amortization expense of $677 million consisting of:

•	the elimination of $131 million of historical amortization expense to write off Bard’s historical net book value of identifiable intangible assets, which will be reestablished in the purchase accounting to reflect such identifiable intangible assets at their respective fair values; and
•	an increase in amortization expense of $808 million relating to the $12.127 billion aggregate fair value of finite-lived intangible assets, over a weighted-average useful life of an estimated 15 years on a straight-line basis.

The amortization of the $500 million increase in the carrying value of Bard’s inventory to estimated fair value, which will be recognized in connection with purchase accounting, has not been reflected in the accompanying pro forma condensed combined statements of income for all periods presented. That cost is one-time in nature and is not expected to have any continuing impact on the combined entity, as it will be recognized during the full first year following the closing of the Bard Acquisition.

(b)	Interest Expense

This adjustment represents the additional interest expense for the six months ended March 31, 2017 and the year ended September 30, 2016 taking into consideration the additional borrowings incurred by the Company for financing the Bard Acquisition. Refer to the table below for the breakdown of this amount (in millions):

Description	Six Months Ended March 31, 2017	For the Year Ended September 30, 2016
Cash interest on additional borrowings	$174	$314
Cash interest on commitment fees	2	5
Non-cash amortization of debt issuance costs	65	128
Net pro forma adjustment	$241	$447

For the six-month period ended March 31, 2017

An increase in interest expense of $241 million consisting of:

•	an increase in interest expense of $144 million relating to assumed borrowings of $8.441 billion under the Bridge Debt Facility at an assumed interest rate of 3.4%;
•	an increase in interest expense of $30 million relating to assumed borrowings of $2.250 billion under the Term Loan Facility at an assumed interest rate of 2.7%;
•	an increase in interest expense of $2 million relating to the annual commitment fees payable on the $2.309 billion of undrawn availability under the Bridge Debt Facility and the New Credit Facilities at a 0.20% rate; and
•	an increase in interest expense of $65 million related to the amortization of an aggregate $200 million of debt issuance costs expected to be incurred in connection with the Bridge Debt Facility and New Credit Facilities over the approximate 1.5 year weighted-average life of the facilities for pro forma purposes.

For the year ended September 30, 2016

An increase in interest expense of $447 million consisting of:

•	an increase in interest expense of $253 million relating to assumed borrowings of $8.441 billion under the Bridge Debt Facility at an assumed interest rate of 3.0%;
•	an increase in interest expense of $61 million relating to assumed borrowings of $2.250 billion under the Term Loan Facility at an assumed interest rate of 2.7%;
•	an increase in interest expense of $5 million relating to the annual commitment fees payable on the $2.309 million of undrawn availability under the Bridge Debt Facility and the New Credit Facilities at a 0.20% rate; and
•	an increase in interest expense of $128 million related to the amortization of an aggregate $200 million of debt issuance costs expected to be incurred in connection with the Bridge Debt Facility and the New Credit Facilities over the approximate 1.5-year expected life of the facilities for pro forma purposes.
(c)	Provision for Income Taxes

This adjustment represents the tax effects of all the adjustments described in Notes 6a and 6b above using the Company’s effective statutory tax rate of 38%.

(d)	Preferred Dividends

These adjustments reflect an increase in preferred dividend requirements of $71 million for the six-month period ended March 31, 2017 and of $141 million for the year ended September 30, 2016, based on an assumed $2.250 billion liquidation preference on the depositary shares representing interests in the preferred stock and an assumed 6.25% per annum dividend rate. For purposes of calculating dilutive earnings per common share, the effect of the preferred stock is anti-dilutive.

U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our common stock acquired in this offering to a Non-U.S. Holder as of the date hereof. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, applicable U.S. Treasury regulations, judicial opinions, and administrative rulings and published positions of the Internal Revenue Service, each as in effect as of the date hereof. These authorities are subject to change, possibly on a retroactive basis, and any such change could affect the accuracy of the statements and conclusions set forth in this summary.

For purposes of this summary, a “Non-U.S. Holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes, neither a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) nor any of the following:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A holder of our common stock that is a partnership and partners in such a partnership are urged to consult their tax advisors about the U.S. federal income tax considerations applicable to them in their particular circumstances.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or the U.S. federal income tax consequences applicable to Non-U.S. Holders that are subject to special rules, such as U.S. expatriates, banks or other financial institutions, insurance companies, tax-exempt organizations (including private foundations), traders, brokers or dealers in securities or currencies, traders that elect to mark-to-market their securities, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, Non-U.S. Holders subject to the alternative minimum tax, Non-U.S. Holders who acquired shares of our common stock as compensation or otherwise in connection with the performance of services, or Non-U.S. Holders who hold shares of our common stock as part of a straddle, hedge, conversion transaction or other integrated investment. Such Non-U.S. Holders should consult their tax advisors to determine the U.S. federal, state, local and non-U.S. tax considerations applicable to the ownership and disposition of our common stock that may be relevant to them.

This summary applies only to Non-U.S. Holders that hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment purposes).

EACH NON-U.S. HOLDER IS URGED TO CONSULT ITS TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF OUR COMMON STOCK.

Distributions on Common Stock

Distributions on our common stock generally will be treated as dividends to the extent such distributions are paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a return of capital and thereafter as capital gain from the sale or exchange of such common stock, subject to the tax treatment described below in “—Sale, Exchange or Other Taxable Disposition of Common Stock.” Generally, the gross amount of dividends paid to Non-U.S. Holders will be subject to withholding of U.S. federal income tax at a rate of 30% or at a lower rate if an applicable income tax treaty so provides and we (or our agent) have received proper certification as to the application of that treaty.

Dividends that are “effectively connected” with a Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are generally subject to U.S. federal income tax on a net basis and are exempt from the 30% withholding tax described above, provided that certain certification requirements are satisfied. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

To claim the benefits of an applicable income tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the United States, a Non-U.S. Holder will generally be required to provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (if the holder is claiming the benefits of an income tax treaty) or IRS Form W-8ECI (for income effectively connected with the conduct of a trade or business in the United States) or other suitable form. A Non-U.S. Holder eligible for a reduced rate of withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty and the specific manner of claiming the benefits of the treaty.

Sale, Exchange, or Other Taxable Disposition of Common Stock

Subject to the discussion below on backup withholding and Foreign Account Tax Compliance Act withholding, a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange, or other taxable disposition of our common stock, unless:

•	in the case of a Non-U.S. Holder that is a non-resident alien individual, such Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale, exchange, or other taxable disposition, and certain other conditions are met;
•	the gain is “effectively connected” with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable treaty, the gain is attributable to a U.S. permanent establishment of such Non-U.S. Holder); or
•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of such sale, exchange, or other taxable disposition or the period that such Non-U.S. Holder held our common stock and either (a) our common stock was not treated as regularly traded on an established securities market at any time during the calendar year in which the sale, exchange, or other taxable disposition occurs, or (b) such Non-U.S. Holder owns or owned (actually or constructively) more than 5% of our common stock at any time during the shorter of the two periods described above.

We believe that we have not been and are not, and we do not anticipate becoming, a “United States real property holding corporation” for U.S. federal income tax purposes.

If gain realized on the sale, exchange, or other taxable disposition of our common stock is effectively connected with the conduct of a trade or business within the United States (and, if required by an applicable tax treaty, is attributable to a U.S. permanent establishment of such Non-U.S. Holder), such Non-U.S. Holder will be subject to U.S. federal income tax on the net gain from the disposition of our common stock at regular graduated rates in the same manner as if such Non-U.S. Holder were a United States person as defined in the Code. In the case of a Non-U.S. Holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax rate of 30% (or a lower applicable treaty rate). If a Non-U.S. Holder is an individual that is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (unless otherwise provided by an applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S.-source capital losses.

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, shares of our common stock held by or through certain financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends, in respect of, and, after December 31, 2018, gross proceeds from the sale or other disposition of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the U.S. Department of Treasury. Prospective investors should consult their tax advisors regarding the possible implications of these rules on their investment in the common stock.

Information reporting and backup withholding

Non-U.S. Holders generally will be required to comply with certain certification procedures to establish that they are not U.S. persons in order to avoid backup withholding with respect to dividends paid to such Non-U.S. Holders or the proceeds received by such Non-U.S. Holders on the sale, exchange, or other taxable disposition of our common stock. In addition, we are required to report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to such Non-U.S. Holder, regardless of whether any tax was actually withheld. Copies of the information returns reporting such dividends and the amount withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided that certain required information is timely furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. (“Citigroup”), J.P. Morgan Securities, LLC, Morgan Stanley & Co, LLC, Wells Fargo Securities, LLC, BNP Paribas Securities Corp., MUFG Securities Americas Inc. and Barclays Capital Inc. are acting as joint book-running managers of the offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities, LLC
BNP Paribas Securities Corp.
MUFG Securities Americas Inc.
Barclays Capital Inc.
Morgan Stanley & Co, LLC
Wells Fargo Securities, LLC
Scotia Capital (USA) Inc.
BTIG, LLC
BNY Mellon Capital Markets, LLC
ING Financial Markets LLC
Loop Capital Markets LLC
The Williams Capital Group, L.P.
Total

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters’ option to purchase additional shares described below) if they purchase any of the shares.

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $    per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to          additional shares (representing 10% of the firm shares offered in this offering) at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

We have agreed with the underwriters that we will not, without the prior written consent of Citigroup, for a period of 90 days after the date of this prospectus supplement (the “Restricted Period”), offer, sell, contract to sell, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Company or any person in privity as a result of such transaction) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, any other shares of common stock or any securities convertible into, or exercisable for, shares of common stock; or publicly announce an intention to effect any such transaction, other than:

•	the shares of common stock and other securities to be issued in the Bard Acquisition and the filing of a registration statement relating thereto;

•	the shares to be sold in this offering, depositary shares or shares of mandatory convertible preferred stock issued in the concurrent offering and any shares of common stock issuable upon conversion of such mandatory convertible preferred stock;
•	options, units and other equity awards, and any shares of common stock issued upon the exercise of such options or conversion of units or other equity awards, granted under our stock-based compensation plans in existence as of the date hereof;
•	any registration statement on Form S-8 under the Securities Act; and
•	subject to certain parameters, the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock.

In addition, our directors and executive officers have agreed with Citigroup that they will not, during the Restricted Period, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by such director or executive officer or any person in privity with such director or executive officer as a result of such transaction) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the SEC in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, other than:

•	transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) as a bona fide gift or gifts (including to a charitable organization);
•	distributions of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to an immediate family member (as defined in Rule 16a-1 under the Exchange Act) of such director or officer or to any trust or like entity for the direct or indirect benefit of such director or officer or the immediate family member of such director or officer;
•	transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to such director or officer’s affiliates, limited partners, members or stockholders or to any investment fund or other entity controlled or managed by, or any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by, such director or officer and/or such director or officer’s immediate family members;
•	transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) by will or intestacy or if the transfer occurs by operation of law, such as rules of descent and distribution, or pursuant to an order of the court or regulatory agency, such as a qualified domestic order or in connection with a divorce settlement;
•	transfers of shares of common stock (or any securities convertible into or exercisable or exchangeable for common stock) to us (or the purchase and cancellation of same by us) upon a vesting event of our securities or upon the exercise of options or vesting of any other equity awards issued pursuant to our stock-based compensation plans in effect as of the date hereof, in each case on a “cashless” or “net exercise” basis, or the withholding, surrender or disposition of any shares of common stock in order to pay the exercise price and/or taxes in connection with the vesting of any such option or other equity award; and
•	subject to certain parameters, the establishment or modification of any trading plan that complies with Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock.

The shares are listed on the New York Stock Exchange under the symbol “BDX”.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by the Company
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional shares, and stabilizing purchases.

Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the underwriters’ option to purchase additional shares.
•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters’ option to purchase additional shares.

Covering transactions involve purchases of shares either pursuant to the underwriters’ option to purchase additional shares or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.
•	To close a covered short position, the underwriters must purchase shares in the open market or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the underwriters’ option to purchase additional shares.

Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. In addition, affiliates of some of the underwriters are lenders, and in some cases agents or managers for the lenders, under our credit facility. In addition, certain of the underwriters or their affiliates have agreed to provide us with the Bridge Facility and the New Credit Facilities and certain of the underwriters are acting as underwriters in the concurrent offering. The commitments in respect of the Bridge Facility will be automatically reduced, subject to certain exceptions and limitations, on a dollar-for-dollar basis by (i) the net cash proceeds of any issuance of notes by the Company, (ii) the net cash proceeds of the incurrence by the Company of certain other indebtedness for borrowed money, (iii) the net cash proceeds from any issuance of equity by the Company, including the proceeds from the concurrent offering and the sale of the securities in this offering, (iv) the committed amount or (without duplication) the net cash proceeds of loans under the Term Loan Facility and (v) the net cash proceeds of certain sales of assets outside the ordinary course of business. The financing commitments of the Bridge Commitment Parties are currently undrawn and are subject to various conditions set forth in the Bridge Commitment Letter. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. A typical such hedging strategy would include these underwriters or their affiliates hedging such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;
•	to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or
•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement nor any other offering material relating to the shares described in this prospectus supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;
•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

•	Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;
•	where no consideration is or will be given for the transfer; or
•	where the transfer is by operation of law.

Notice to Prospective Investors in Canada

The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this offering memorandum (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

Gary DeFazio, Senior Vice President, Corporate Secretary and Associate General Counsel of Becton, Dickinson and Company will issue an opinion about certain New Jersey law matters in connection with this offering. Certain legal matters in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and will be passed upon for the underwriters by Sullivan & Cromwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of Becton, Dickinson and Company, appearing in Becton, Dickinson and Company’s Annual Report (Form 10-K) for the year ended September 30, 2016, and the effectiveness of Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of C. R. Bard, Inc. as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and, to the extent incorporated, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2016, contains an explanatory paragraph that states that C. R. Bard, Inc.’s management excluded from its assessment of the effectiveness of internal control over financial reporting the operations of Liberator Medical Holdings, Inc., which C. R. Bard, Inc. acquired on January 21, 2016. Liberator Medical Holdings, Inc.'s operations represented 2.1% of C. R. Bard, Inc.'s consolidated net sales for the year ended December 31, 2016 and assets associated with Liberator Medical Holdings, Inc.'s operations represented 0.4% of C. R. Bard, Inc.'s consolidated total assets as of December 31, 2016. KPMG LLP’s audit of internal control over financial reporting of C. R. Bard, Inc. also excluded an evaluation of the internal control over financial reporting of Liberator Medical Holdings, Inc.

PROSPECTUS

BECTON, DICKINSON AND COMPANY

COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES
DEBT SECURITIES
WARRANTS
PURCHASE CONTRACTS
UNITS

We may offer, issue and sell from time to time common stock, preferred stock, depositary receipts, representing fractional shares of our preferred stock, which are called depositary shares, debt securities, warrants, purchase contracts or units that may include any of these securities or securities of other entities.

This prospectus describes some of the general terms that may apply to the offered securities. The specific terms of any securities to be offered will be described in supplements to this prospectus, which may also add, update or change information contained in this prospectus. You should read this prospectus and the applicable supplement carefully before you make your investment decision.

Our common stock is listed on the New York Stock Exchange under the trading symbol “BDX.” If we decide to seek a listing of any securities offered by this prospectus, the applicable prospectus supplement will disclose the exchange or market on which such securities will be listed, if any, or where we have made an application for listing, if any.

Investing in these securities involves certain risks. Please refer to the “Risk Factors” section beginning on page 3 and the supplemental risk factors contained in any applicable prospectus supplement and in the documents we incorporate by reference for a description of the risks you should consider when evaluating such investment.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 8, 2017

You should rely only on the information contained in or incorporated by reference in this prospectus, in any supplement or in any free writing prospectus filed by us with the Securities and Exchange Commission (the “SEC”). We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus, in any supplement or in any such free writing prospectus is accurate as of any date other than their respective dates. The terms “BD,” “we,” “us,” and “our“ refer to Becton, Dickinson and Company.

BECTON, DICKINSON AND COMPANY

We are a global medical technology company engaged in the development, manufacture and sale of a broad range of medical supplies, devices, laboratory equipment and diagnostic products used by healthcare institutions, life science researchers, clinical laboratories, the pharmaceutical industry and the general public.

We are advancing the world of health by improving medical discovery, diagnostics and the delivery of care. We lead in patient and health care worker safety and the technologies that enable medical research and clinical laboratories. We provide innovative solutions that help advance medical research and genomics, enhance the diagnosis of infectious disease and cancer, improve medication management, promote infection prevention, equip surgical and interventional procedures, and support the management of diabetes. We partner with organizations around the world to address some of the most challenging global health issues. We have more than 40,000 associates across 50 countries who work in close collaboration with customers and partners to help enhance outcomes, lower health care delivery costs, increase efficiencies, improve health care safety and expand access to health.

We were incorporated under the laws of the State of New Jersey in November 1906, as successor to a New York business started in 1897. Our executive offices are located at 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, and our telephone number is (201) 847-6800. Our Internet website is www.bd.com. The information provided on our Internet website is not a part of this prospectus and, therefore, is not incorporated herein by reference.

About this Prospectus

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement and any applicable free writing prospectus together with additional information described under the heading “Where You Can Find More Information and Incorporation by Reference.”

WHERE YOU CAN FIND MORE INFORMATION AND INCORPORATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document that we file at the Public Reference Room of the SEC at 100 F Street N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov, from which interested persons can electronically access our SEC filings, including the registration statement (of which this prospectus forms a part) and the exhibits and schedules thereto.

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (other than, in each case, documents or information deemed to have been furnished but not filed in accordance with SEC rules), on or after the date of this prospectus until the termination of the offering under this prospectus and any applicable supplement:

(a) Annual report on Form 10-K for the fiscal year ended September 30, 2016;

(b) The portions of our Proxy Statement on Schedule 14A for our 2017 annual meeting of stockholders filed with the SEC on December 15, 2016 that are incorporated by reference into our Annual Report on Form 10-K for the fiscal year ended September 30, 2016;

(c) Quarterly reports on Form 10-Q for the quarterly period ended December 31, 2016 and March 31, 2017;

(d) Current reports on Form 8-K filed with the SEC on December 1, 2016, December 2, 2016, December 5, 2016, December 9, 2016, January 19, 2017, January 26, 2017, April 24, 2017 and May 8, 2017; and

(e) The description of our common stock, par value $1.00 per share, contained in our registration statement on Form 8-A, including any further amendment or report filed for the purpose of updating such description.

You may request a copy of our filings, at no cost, by writing or telephoning the Office of the Corporate Secretary of Becton, Dickinson and Company, 1 Becton Drive, Franklin Lakes, New Jersey 07417-1880, telephone (201) 847-6800 or by going to our Internet website at www.bd.com. Our Internet website address is provided as an inactive textual reference only. The information provided on our Internet website is not part of this prospectus and, therefore, is not incorporated herein by reference.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement or any document incorporated by reference herein and therein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “plan,” “expect,” “believe,” “intend,” “will,” “may,” “anticipate,” “estimate” and other words of similar meaning in conjunction with, among other things, discussions of future operations and financial performance (including volume growth, sales and earnings per share growth, and cash flows) and statements regarding our strategy for growth, future product development, regulatory approvals, competitive position and expenditures. All statements that address our future operating performance or events or developments that we expect or anticipate will occur in the future are forward-looking statements.

Forward-looking statements are, and will be, based on management's then-current views and assumptions regarding future events, developments and operating performance and speak only as of their dates. Investors should realize that if underlying assumptions prove inaccurate, or risks or uncertainties materialize, actual results could vary materially from expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. Furthermore, we undertake no obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events and developments or otherwise, except as required by applicable law or regulations.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before acquiring any offered securities pursuant to this prospectus, you should carefully consider the information contained or incorporated by reference in this prospectus or in any accompanying prospectus supplement, including, without limitation, the risk factors described in any applicable prospectus supplement and any risk factors set forth in our period reports and public filings with the SEC, which are incorporated by reference in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to us or that we deem currently immaterial may also impair our business operations or adversely affect our results of operations or financial condition. The occurrence of any of these risks might cause you to lose all or a part of your investment in the offered securities. See “Where You Can Find More Information and Incorporation by Reference.”

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds from the sale of the securities will be used for general corporate purposes, including working capital, acquisitions, retirement of debt and other business opportunities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Six-Months Ended March 31,		Year Ended September 30,
	2017	2016	2016	2015	2014	2013	2012
Ratio of earnings to fixed charges	5.9	3.8	3.4	2.7	8.9	6.9	8.6

The ratios of earnings to fixed charges were calculated by dividing earnings by fixed charges. Earnings were calculated by adding income from continuing operations before income taxes; net capitalized interest (including amortization of capitalized interest less interest capitalized for the period); and fixed charges. Fixed charges were calculated by adding total interest costs; interest allocable to rental expense; and amortization of debt expense.

We have not paid a preference security dividend for any of the periods presented.

DESCRIPTION OF SECURITIES

This prospectus contains a summary of the securities that BD may offer and sell from time to time. These summaries are not meant to be a complete description of each security. The particular terms of any security will be described in the related prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

General

The following description of our capital stock is based upon our certificate of incorporation, our bylaws and applicable provisions of law. We have summarized certain portions of our certificate of incorporation and bylaws below. The summary is not complete. Our certificate of incorporation and bylaws are incorporated by reference in the registration statement for these securities, of which this prospectus forms a part, that we have filed with the SEC. You should read the certificate of incorporation and bylaws for the provisions that are important to you. See “Where You Can Find More Information and Incorporation by Reference” for information on how to obtain copies.

We have 640,000,000 shares of authorized common stock, $1.00 par value per share, and 5,000,000 shares of authorized preferred stock, $1.00 par value per share.

Our bylaws also provide that only the Chairman of the Board, the Chief Executive Officer, the President, the board of directors or shareholders who collectively own 25% or more of the voting power of BD's outstanding stock entitled to vote on the matters to be brought may call special meetings of the stockholders.

Common Stock

   Listing

Our outstanding shares of common stock are listed on the New York Stock Exchange (the “NYSE”) under the symbol “BDX.” Any additional common stock we issue also will be listed on the NYSE.

   Dividends

Holders of our common stock are entitled to receive dividends when, as and if declared by our board of directors out of any funds legally available for dividends. We will pay dividends on our common stock only if we have paid or provided for dividends on any outstanding series of preferred stock for all prior periods.

   Voting

Holders of our common stock are entitled to one vote for each share that they hold and are vested with all of the voting power except as our board of directors has provided, or may provide in the future with respect to any class or series of preferred stock that the board of directors may hereafter authorize.

   Fully Paid

Outstanding shares of our common stock are validly issued, fully paid and non-assessable. Any additional common stock we issue will also be fully paid and non-assessable. Holders of our common stock are not, and will not be, subject to any liability as stockholders.

   Other Rights

We will notify common shareholders of any shareholders' meetings according to applicable law. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and preferred shareholders. The holders of common stock have no preemptive rights to purchase our shares of stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any of our other securities.

Preferred Stock

Our board of directors may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval.

The following description of the terms of the preferred stock sets forth certain general terms and provisions of our authorized preferred stock. If we offer preferred stock, a description will be filed with the SEC and the specific designations and rights will be described in the prospectus supplement, including the following terms:

•	the series, the number of shares offered and the liquidation value of the preferred stock;

•	the price at which the preferred stock will be issued;
•	the dividend rate, the dates on which the dividends will be payable and other terms relating to the payment of dividends on the preferred stock;
•	the voting rights of the preferred stock;
•	whether the preferred stock is redeemable or subject to a sinking fund, and the terms of any such redemption or sinking fund;
•	whether the preferred stock is convertible or exchangeable for any other securities, and the terms of any such conversion; and
•	any additional rights, preferences, qualifications, limitations and restrictions of the preferred stock.

The description of the terms of the preferred stock to be set forth in an applicable prospectus supplement will not be complete and will be subject to and qualified in its entirety by reference to the certificate of amendment to our certificate of incorporation relating to the applicable series of preferred stock. The registration statement of which this prospectus forms a part will include the certificate of amendment as an exhibit or incorporate it by reference.

Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.

The preferred stock will, when issued, be fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions in our certificate of incorporation and by-laws, as well as certain provisions of New Jersey law, may make more difficult or discourage a takeover of our business.

   Certain Provisions of Our Certificate of Incorporation and By-laws

We currently have the following provisions in our certificate of incorporation and by-laws which could be considered “anti-takeover” provisions:

•	an authorization for the issuance of blank check preferred stock. Our board of directors can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the board of directors opposes;
•	providing advanced written notice procedures and limitations with respect to shareholder proposals and the nomination of candidates for election as directors other than nominations made by or at the direction of our board of directors;
•	a statement that special meetings of our shareholders may be called by the Chairman of our board of directors, the Chief Executive Officer or the President and must be called on the request in writing or by vote of a majority of our board of directors or on request in writing of shareholders of record owning 25% of the voting power of our outstanding capital stock entitled to vote;
•	allowing our directors to fill vacancies on our board of directors, including vacancies resulting from removal or enlargement of our board of directors;
•	granting our board of directors the authority to amend and repeal our bylaws without a stockholder vote; and
•	permitting a majority of our board of directors to fix the number of directors.

This provision may have the effect of delaying, deferring or preventing a change in control.

   Anti-Takeover Effects of the New Jersey Shareholders Protection Act

We are subject to Section 14A-10A of the New Jersey Shareholders Protection Act, a type of anti-takeover statute designed to protect stockholders against coercive, unfair or inadequate tender offers and other abusive tactics and to encourage any person contemplating a business combination with us to negotiate with our board of directors for the fair and equitable treatment of all stockholders. Subject to certain qualifications and exceptions, the statute prohibits an interested stockholder of a corporation from effecting a business combination with the corporation for a period of five years unless the corporation's board of directors approved the combination prior to the stockholder becoming an interested stockholder. In addition, but not in limitation of the five-year restriction, if applicable, corporations covered by the New Jersey statute may not engage at any time in a business combination with any interested stockholder of that corporation unless the combination is approved by the board of directors prior to the interested stockholder's stock acquisition date, the combination receives the approval of two-thirds of the voting stock of the corporation not beneficially owned by the interested stockholder or the combination meets minimum financial terms specified by the statute.

An “interested stockholder” is defined to include any beneficial owner of 10% or more of the voting power of the outstanding voting stock of the corporation and any affiliate or associate of the corporation who within the prior five year period has at any time owned 10% or more of the voting power of the then outstanding stock of the corporation.

The term “business combination” is defined broadly to include, among other things:

•	the merger or consolidation of the corporation with the interested stockholder or any corporation that is or after the merger or consolidation would be an affiliate or associate of the interested stockholder,
•	the sale, lease, exchange, mortgage, pledge, transfer or other disposition to an interested stockholder or any affiliate or associate of the interested stockholder of 10% or more of the corporation's assets, or
•	the issuance or transfer to an interested stockholder or any affiliate or associate of the interested stockholder of 5% or more of the aggregate market value of the stock of the corporation.

The effect of the statute is to protect non-tendering, post-acquisition minority stockholders from mergers in which they will be “squeezed out” after the merger, by prohibiting transactions in which an acquirer could favor itself at the expense of minority stockholders. The statute generally applies to corporations that are organized under New Jersey law, and have a class of stock registered or traded on a national securities exchange or registered with the SEC pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF DEPOSITARY SHARES

We may issue depositary shares representing fractional interests in shares of our preferred stock of any series. The following description sets forth certain general terms and provisions of the depositary shares to which any prospectus supplement may relate. The particular terms of the depositary shares to which any prospectus supplement may relate and the extent, if any, to which the general terms and provisions may apply to the depositary shares so offered will be described in the applicable prospectus supplement. To the extent that any particular terms of the depositary shares, depositary agreements and depositary receipts described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superseded by that prospectus supplement. We encourage you to read the applicable depositary agreement and depositary receipts for additional information before you decide whether to purchase any of our depositary shares.

In connection with the issuance of any depositary shares, we will enter into a depositary agreement with a bank or trust company, as depositary, which will be named in the applicable prospectus supplement. Depositary shares will be evidenced by depositary receipts issued pursuant to the related depositary agreement. Immediately following our issuance of the security related to the depositary shares, we will deposit the shares of our preferred stock with the relevant depositary and will cause the depositary to issue, on our behalf, the related depositary receipts. Subject to the terms of the depositary agreement, each owner of a depositary receipt will be entitled, in proportion to the fractional interest in the share of preferred stock represented by the related depositary share, to all the rights, preferences and privileges of, and will be subject to all of the limitations and restrictions on, the preferred stock represented by the depositary receipt (including, if applicable, dividend, voting, conversion, exchange, redemption, sinking fund, subscription and liquidation rights).

DESCRIPTION OF DEBT SECURITIES

The following description sets forth general terms and provisions of the debt securities we may offer. The prospectus supplement will describe the particular terms of the debt securities being offered and the extent to which these general provisions may apply to those debt securities.

The debt securities will be issued under the indenture, dated March 1, 1997, between us and The Bank of New York Mellon Trust Company N. A., as trustee. A copy of the indenture is filed with the SEC as an exhibit to the registration statement relating to this prospectus and you should refer to the indenture for provisions that may be important to you. See “Where You Can Find More Information and Incorporation by Reference” for information on how to obtain copies.

General

The debt securities covered by this prospectus will be our unsecured and unsubordinated obligations. The indenture does not limit the aggregate principal amount of debt securities we can issue. The indenture provides that debt securities may be issued thereunder from time to time in one or more series.

The prospectus relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the designation of the debt securities of the series;
•	any limit upon the aggregate principal amount of the debt securities of the series and any limitation on our ability to increase the aggregate principal amount of debt securities of that series after initial issuance;
•	any date on which the principal of the debt securities of the series is payable (which date may be fixed or extendible);
•	the interest rate or rates and the method for calculating the interest rate;
•	if other than as provided in the indenture, any place where principal of and interest on debt securities of the series will be payable, where debt securities of the series may be surrendered for exchange, where notices or demands may be served and where notice to holders may be published and any time of payment at any place of payment;
•	whether we have a right to redeem debt securities of the series and any terms thereof;
•	whether you have a right to require us to redeem, repurchase or repay debt securities of the series and any terms thereof;
•	if other than denominations of $1,000 and any integral multiple, the denominations in which debt securities of the series shall be issuable;
•	if other than the principal amount, the portion of the principal amount of debt securities of the series which will be payable upon declaration of acceleration of the maturity;
•	if other than U.S. dollars, the currency or currencies in which payment of the principal of and interest on the debt securities of the series will be payable;
•	whether the principal and any premium or interest is payable in a currency other than the currency in which the debt securities are denominated;
•	whether we have an obligation to pay additional amounts on the debt securities of the series in respect of any tax, assessment or governmental charge withheld or deducted and any right that we may have to redeem those debt securities rather than pay the additional amounts;
•	if other than the person acting as trustee, any agent acting with respect to the debt securities of the series;
•	any provisions for the defeasance of any debt securities of the series in addition to, in substitution for or in modification of the provisions described in “— Defeasance and Covenant Defeasance”;

•	the identity of any depositary for registered global securities of the series other than The Depository Trust Company and any circumstances other than those described in “— Global Securities” in which any person may have the right to obtain debt securities in definitive form in exchange;
•	any events of default applicable to any debt securities of the series in addition to, in substitution for or in modification of those described in “— Events of Default”;
•	any covenants applicable to any debt securities of the series in addition to, in substitution for or in modification of those described in “— Covenants”; and
•	any other terms of the debt securities of the series.

The debt securities will be issued in registered form without coupons unless otherwise provided in a supplemental indenture or board resolution. Unless otherwise provided in a prospectus supplement, principal (unless the context otherwise requires, “principal” includes premium, if any) of and any interest on the debt securities will be payable, and the debt securities will be exchangeable and transfers thereof will be registrable, at an office or agency designated for the debt securities, provided that, at our option, payment of interest may be made by check to the address of the person entitled thereto as it appears in the security register. Subject to the limitations provided in the indenture, such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith.

Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from the principal amount. If any debt securities are original issue discount securities, special federal income tax, accounting and other considerations may apply and will be described in the prospectus supplement relating to the debt securities. “Original Issue Discount Security” means any security which provides for an amount less than the principal amount to be due and payable upon acceleration of the maturity due to the occurrence and continuation of an event of default.

Consolidation, Merger and Sale of Assets

We have agreed not to consolidate or merge with any other person, sell, transfer, lease or otherwise dispose of all or substantially all of our properties and assets as an entirety unless:

•	we are the surviving person; or
•	the surviving person is a corporation organized and validly existing under the laws of the United States of America or any U.S. State or the District of Columbia and expressly assumes by a supplemental indenture all of our obligations under the debt securities and under the indenture; and
•	immediately before and after the transaction or each series of transactions, no default or event of default shall have occurred and be continuing; and
•	certain other conditions are met.

Upon any such consolidation, merger, sale, transfer, lease or other disposition, the surviving corporation will succeed to, and be substituted for, and may exercise every right and power that we have under the indenture and under the debt securities.

Events of Default

The following are “events of default” under the indenture with respect to debt securities of any series:

•	default in the payment of interest on any debt security when due, which continues for 30 days;
•	default in the payment of principal of any debt security when due;
•	default in the deposit of any sinking fund payment when due;
•	default in the performance of any other obligation contained in the indenture, which default continues for 60 days after we receive written notice of it from the trustee or from the holders of 25% in principal amount of the outstanding debt securities of that series;
•	specified events of bankruptcy, insolvency or reorganization of our company for the benefit of our creditors; or

•	any other event of default established for the debt securities of that series.

If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may require us to repay immediately:

•	the entire principal of the debt securities of that series; or
•	if the debt securities are original issue discount securities, that portion of the principal as may be described in the applicable prospectus supplement.

At any time after a declaration of acceleration with respect to debt securities of any series has been made, but before a judgment or decree based on that acceleration has been obtained, the holders of a majority in principal amount of the debt securities of that series may, under certain circumstances, waive all defaults with respect to that series and rescind and annul the acceleration.

We are required to furnish to the trustee annually an Officers' Certificate as to our compliance with all conditions and covenants under the indenture. We must notify the trustee within five days of any default or event of default.

The indenture provides that the trustee will, within 60 days after the occurrence of a default with respect to the debt securities of any series, give to the holders of the debt securities notice of all defaults. In certain instances, the trustee may withhold that notice if and so long as a responsible officer of the trustee in good faith determines that withholding the notice is in the interest of the holders of the debt securities. By “default” we mean any event which is, or after notice or passage of time would be, an event of default.

The indenture provides that the holders of a majority in aggregate principal amount of the then outstanding debt securities, by notice to the trustee, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee.

Subject to the further conditions contained in the indenture, the holders of a majority in aggregate principal amount outstanding of the debt securities of any series may waive, on behalf of the holders of all debt securities of that series, any past default or event of default and its consequences except a default or event of default:

•	in the payment of the principal of, or interest on, any debt security of that series; or
•	in respect of a covenant or provision of such indenture which cannot under the terms of the indenture be amended or modified without the consent of the holder of each outstanding debt security that is adversely affected thereby.

The applicable prospectus supplement will describe any provisions for events of default applicable to the debt securities of any series in addition to, in substitution for, or in modification of, the provisions described above.

Covenants

We have agreed to some restrictions on our activities for the benefit of holders of the debt securities. Unless we state otherwise in a prospectus supplement , the restrictive covenants summarized below will apply so long as any of the debt securities are outstanding, unless the covenants are waived or amended. The prospectus supplement may contain different covenants. We have provided the definitions to define the capitalized words used in describing the covenants.

   Definitions

“Attributable Debt” means, with respect to a lease which we or any Restricted Subsidiary is at any time liable as a lessee, the total net amount of rent (discounted at a rate per annum equivalent to the interest rate inherent in such lease, as we determine in good faith, compounded semiannually) required to be paid during the remaining term of such lease, including any period for which such lease has been extended or may, at the option of the lessor, be extended.

“Consolidated Net Tangible Assets” with respect to any Person means the total amount of such Person and the Subsidiaries' assets (less applicable reserves and other properly deductible items) after deducting (i) all current liabilities (excluding any liabilities constituting funded debt by reason of being renewable or extendible),

(ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, (iii) investments in and advances to Subsidiaries which are not Restricted Subsidiaries, and (iv) minority interests in the equity of Restricted Subsidiaries, all as determined on a consolidated basis in conformity with GAAP and set forth on the most recent consolidated balance sheet of such Person and its Subsidiaries.

“Funded Debt” means all indebtedness for borrowed money maturing more than 12 months after the time of computation thereof, guarantees of such indebtedness of others (except guarantees of collection arising in the ordinary course of business), and all obligations in respect of lease rentals which, under generally accepted accounting principles, are shown on a balance sheet as a non-current liability.

“Principal Property” means any building, structure or other facility (together with the land on which it is erected and fixtures comprising a part thereof) now owned or hereafter acquired by us or any Restricted Subsidiary and used primarily for manufacturing, processing or warehousing and located in the United States (excluding its territories and possessions, but including Puerto Rico), the gross book value (without deduction of any depreciation reserves) of which is in excess of 2.0% of Consolidated Net Tangible Assets of the Company, other than any such building, structure or other facility or portion which, in the opinion of our board of directors, is not of material importance to the total business conducted by us and our Restricted Subsidiaries as an entirety.

“Restricted Subsidiary” means any subsidiary that substantially all of the property and operations of which are located in the United States (excluding its territories and possessions, but including Puerto Rico), and which owns or leases a Principal Property, except a subsidiary which is primarily engaged in the business of a finance company.

“Subsidiary” means a corporation more than 50% of the outstanding voting stock of which is owned, directly or indirectly, by us or by one or more other subsidiaries, or by us and by one or more other subsidiaries.

   Restrictions on Secured Debt

If we or any Restricted Subsidiary incurs, issues, assumes or guarantees any debt secured by a mortgage on any Principal Property or on any shares of stock or debt of any Restricted Subsidiary, we will secure, or cause such Restricted Subsidiary to secure, the debt securities (and, if we choose, any other debt of ours or that Restricted Subsidiary which is not subordinate to the debt securities) equally and ratably with (or prior to) such secured debt. However, we may incur secured debt without securing this debt, if the aggregate amount of all such debt so secured, together with all our and our Restricted Subsidiaries' Attributable Debt in respect of certain sale and leaseback transactions involving Principal Properties, would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and we will exclude from our calculation of secured debt for the purposes of this restriction, debt secured by:

•	mortgages existing on properties on the date of the indenture,
•	mortgages on properties, shares of stock or debt existing at the time of acquisition (including acquisition through merger or consolidation), purchase money mortgages and construction mortgages,
•	mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time that corporation becomes a Restricted Subsidiary,
•	mortgages in favor of Federal and State governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of any statute,
•	mortgages in favor of us or a Restricted Subsidiary,
•	mortgages in connection with the issuance of tax-exempt industrial development bonds,
•	mortgages under workers' compensation laws, unemployment insurance laws or similar legislation, or deposit bonds to secure statutory obligations (or pledges or deposits for similar purposes in the ordinary course of business), or liens imposed by law and certain other liens or other encumbrances, and
•	subject to certain limitations, any extension, renewal or replacement of any mortgage referred to in the foregoing clauses.

   Restrictions on Sale and Leasebacks

We have agreed that we will not, and we will not permit any of our Restricted Subsidiaries to, enter into any sale and leaseback transaction involving the taking back of a lease, for a period of three or more years, of any Principal Property, the acquisition, completion of construction or commencement of full operation of which has occurred more than 120 days prior thereto, unless:

•	the commitment to enter into the sale and leaseback transaction was obtained during that 120-day period;
•	we or our Restricted Subsidiaries could create debt secured by a mortgage on the Principal Property as described under “— Restrictions on Secured Debt” above in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities;
•	within 120 days after the sale or transfer, we designate an amount to the retirement of Funded Debt, subject to credits for voluntary retirements of Funded Debt, equal to the greater of
(i)	the net proceeds of the sale of the Principal Property and
(ii)	the fair market value of the Principal Property, or
•	we or any Restricted Subsidiary, within a period commencing 180 days prior to and ending 180 days after the sale or transfer, have expended or reasonably expect to expend within such period any monies to acquire or construct any Principal Property or properties in which event we or that Restricted Subsidiary enter into the sale and leaseback transaction, but (unless certain other conditions are met) only to the extent that the Attributable Debt with respect to the sale and leaseback transaction is less than the monies expended or to be expended.

These restrictions will not apply to any sale and leaseback transactions between us and a Restricted Subsidiary or between a Restricted Subsidiary and another Restricted Subsidiary.

Modification and Waiver

Under the indenture we and the trustee may enter into one or more supplemental indentures without the consent of the holders of debt securities in order to:

•	evidence the succession of another corporation to our company and the assumption of our covenants by that successor,
•	provide for a successor trustee with respect to the debt securities of all or any series,
•	establish the forms and terms of the debt securities of any series,
•	provide for uncertificated or unregistered debt securities, or
•	cure any ambiguity or correct any mistake or to make any change that does not materially adversely affect the legal rights of any holder of the debt securities under the indenture.

We and the trustee may, with the consent of the holders of a majority in principal amount of the outstanding debt securities of each affected series, amend the indenture and the debt securities of any series for the purpose of adding any provisions to or changing or eliminating any provisions of the indenture or modifying the rights of holders of debt securities under the indenture. However, without the consent of each holder of any debt security affected, we may not amend or modify the indenture to:

•	change the stated maturity date of any installment of principal of, or interest on, any debt security,
•	reduce the principal amount of, or the rate of interest on, any debt security,
•	adversely affect the rights of any debt security holder under any mandatory redemption or repurchase provision,
•	reduce the amount of principal of an original issue discount security payable upon acceleration of its maturity,

•	change the place or currency of payment of principal of, or any premium or interest on, any debt security,
•	impair the right to institute suit for the enforcement of any payment or delivery on or with respect to any debt security,
•	reduce the percentage in principal amount of debt securities of any series, the consent of whose holders is required to modify or amend the indenture or to waive compliance with certain provisions of the indenture,
•	reduce the percentage in principal amount of debt securities of any series, the consent of whose holders is required to waive any past default,
•	waive a default in the payment of principal of, or interest on, any debt security,
•	change any of our obligations to maintain offices or agencies where the debt securities may be surrendered for payment, registration or transfer and where notices and demands may be served upon us, or
•	change any of the above provisions, except to increase any such percentage or to provide that certain other provisions of the indenture cannot be modified or waived without the consent of each holder of any debt security affected.

Defeasance and Covenant Defeasance

When we use the term “defeasance,” we mean discharge from some or all of our obligations under the indenture. Unless the terms of the debt securities of any series provide otherwise, we may elect either:

•	to defease and be discharged from any and all obligations with respect to
•	debt securities of any series payable within one year, or
•	other debt securities of any series upon the conditions described below; or
•	to be released from our obligations with respect to covenants described under “— Covenants” above and, if specified in the prospectus supplement, other covenants applicable to the debt securities of any series (“covenant defeasance“), upon (or, with respect to defeasance of debt securities payable later than one year from the date of defeasance, on the 91st day after) the deposit with the trustee, in trust for that purpose, of money and/or U.S. Government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of and interest on the debt securities.

As a condition to defeasance of any debt securities of any series payable later than one year from the time of defeasance, we must deliver to the trustee an opinion of counsel and/or a ruling of the Internal Revenue Service to the effect that holders of the debt securities will not recognize income, gain or loss for Federal income tax purposes as a result of that defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if the defeasance or covenant defeasance had not occurred.

We may exercise either defeasance option with respect to the debt securities of any series notwithstanding our prior exercise of our covenant defeasance option. If we exercise our defeasance option, payment of the debt securities of any series may not be accelerated because of a default or an event of default. If we exercise our covenant defeasance option, payment of the debt securities of any series may not be accelerated by reason of an event of default with respect to the covenants to which the covenant defeasance applies. If acceleration were to occur by reason of another event of default, the realizable value at the acceleration date of the money and U.S. Government obligations in the defeasance trust could be less than the principal and interest then due on the debt securities. In other words, the required deposit in the defeasance trust is based upon scheduled cash flow rather than market value, which will vary depending upon interest rates and other factors. We will, however, remain liable for such payments at the time of the acceleration.

Governing Law

The indenture and the debt securities are governed by and construed in accordance with the laws of the State of New York.

The Trustee

We maintain a banking relationship with the trustee or its affiliates. An affiliate of the trustee is also one of the broker-dealers we use in connection with our share repurchase program.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt securities, preferred stock or common stock. We may offer warrants separately or together with one or more additional warrants, debt securities or common stock, or any combination of those securities in the form of units, as described in the applicable prospectus supplement. If we issue warrants as part of a unit, the prospectus supplement will specify whether those warrants may be separated from the other securities in the unit prior to the warrants' expiration date. Below is a description of the general terms and provisions of the warrants that we may offer. Further terms of the warrants will be described in the prospectus supplement.

The prospectus supplement will contain, where applicable, the following terms of and other information relating to the warrants:

•	the specific designation and aggregate number of, and the price at which we will issue, the warrants;
•	the currency or currency units in which the offering price, if any, and the exercise price are payable;
•	the date on which the right to exercise the warrants will begin and the date on which that right will expire or, if you may not continuously exercise the warrants throughout that period, the specific date or dates on which you may exercise the warrants;
•	whether the warrants will be issued in fully registered form or bearer form, in definitive or global form or in any combination of these forms, although, in any case, the form of a warrant included in a unit will correspond to the form of the unit and of any security included in that unit;
•	any applicable material U.S. federal income tax consequences;
•	the identity of the warrant agent for the warrants and of any other depositories, execution or paying agents, transfer agents, registrars or other agents;
•	the proposed listing, if any, of the warrants or any securities purchasable upon exercise of the warrants on any securities exchange;
•	whether the warrants are to be sold separately or with other securities as parts of units;
•	if applicable, the designation and terms of the debt securities, preferred stock or common stock with which the warrants are issued and the number of warrants issued with each security;
•	if applicable, the date from and after which the warrants and the related debt securities, preferred stock or common stock will be separately transferable;
•	the designation, aggregate principal amount, currency and terms of the debt securities that may be purchased upon exercise of the warrants;
•	the number of shares of common stock or preferred stock purchasable upon exercise of a warrant and the price at which those shares may be purchased;
•	if applicable, the minimum or maximum amount of the warrants that may be exercised at any one time;
•	information with respect to book-entry procedures, if any;
•	any anti-dilution provisions of the warrants;
•	any redemption or call provisions; and
•	any additional terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

DESCRIPTION OF PURCHASE CONTRACTS

We may issue purchase contracts for the purchase or sale of:

•	debt securities or equity securities issued by us or securities of third parties, a basket of such securities, an index or indices of such securities or any combination as specified in the applicable prospectus supplement;
•	currencies; or
•	commodities.

We may issue purchase contracts obligating holders to purchase from us, and obligating us to sell to holders, a specified or varying number of securities, currencies or commodities at a purchase price, which may be based on a formula, at a future date. Alternatively, we may issue purchase contracts obligating us to purchase from holders, and obligating holders to sell to us, a specified or varying number of securities, currencies or commodities at a purchase price, which may be based on a formula, at a future date. We may be entitled to satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of that purchase contract or the cash value of the property otherwise deliverable or, in the case of purchase contracts on underlying currencies, by delivering the underlying currencies, as set forth in the prospectus supplement. The prospectus supplement will specify the methods by which the holders may purchase or sell those securities, currencies or commodities and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The purchase contracts may be entered into separately or as a part of units.

The purchase contracts may require us to make periodic payments to the holders thereof or vice versa, and these payments may be unsecured or prefunded and may be paid on a current or deferred basis. The purchase contracts may require holders to secure their obligations under the contracts in a specified manner to be described in the prospectus supplement. Alternatively, purchase contracts may require holders to satisfy their obligations thereunder when the purchase contracts are issued.

DESCRIPTION OF UNITS

As specified in the applicable prospectus supplement, we may issue units consisting of one or more purchase contracts, warrants, debt securities, shares of common stock or preferred stock or any combination of these securities, or securities of other entities. The prospectus supplement will describe:

•	the terms of the units and of the purchase contracts, warrants, debt securities, preferred stock and common stock comprising the units, including whether and under what circumstances the securities comprising the units may be traded separately;
•	a description of the terms of any unit agreement governing the units; and
•	a description of the provisions for the payment, settlement, transfer or exchange of the units.

FORMS OF SECURITIES

Each debt security, warrant and unit will be represented either by a certificate issued in definitive form to a particular investor or by one or more global securities representing the entire issuance of securities. Certificated securities in definitive form and global securities will be issued in registered form. Definitive securities name you or your nominee as the owner of the security, and in order to transfer or exchange these securities or to receive payments other than interest or other interim payments, you or your nominee must physically deliver the securities to the trustee, registrar, paying agent or other agent, as applicable. Global securities name a depositary or its nominee as the owner of the debt securities, warrants or units represented by these global securities. The depositary maintains a computerized system that will reflect each investor's beneficial ownership of the securities through an account maintained by the investor with its broker/dealer, bank, trust company or other representative, as we explain more fully below.

Registered global securities

The debt securities of each series will be issued in the form of one or more fully registered global debt securities that are registered in the name of The Depository Trust Company, or its nominee, as depositary, unless another depositary is designated for the debt securities of that series. Unless we state otherwise in a prospectus supplement, debt securities in definitive form will not be issued. Unless and until a global security is exchanged in whole or in part for debt securities in definitive form, it may not be registered for transfer or exchange except as a whole by the depositary for that global security to a nominee of the depositary.

Upon the issuance of any global security, and its deposit with or on behalf of the depositary, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the debt securities represented by that global security to the accounts of institutions, the participants that are entitled to the registered global security that have accounts with the depositary designated by the underwriters or their agents engaging in any distribution of the debt securities. The depositary advises that pursuant to procedures established by it:

•	Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants.
•	Ownership of beneficial interests by participants in a global security will be shown on, and the transfer of the beneficial interests will be effected only through, records maintained by the depositary or by its nominee.
•	Ownership of beneficial interests in a global security by persons that hold through participants will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by the participants.

The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and these laws may impair your ability to own, transfer or pledge beneficial interests in global securities.

As long as the depositary, or its nominee, is the registered owner of a global security, the depositary or its nominee, will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the indenture. Except as specified below, owners of beneficial interests in a global security will not:

•	be entitled to have their debt securities represented by the global security registered in their names;
•	receive or be entitled to receive physical delivery of debt securities in certificated form; or
•	be considered the holders for any purposes under the indenture.

Accordingly, each person owning a beneficial interest in a global security must rely on the procedures of the depositary and, if the person is not a participant, on the procedures of the participant through which that person holds its interest, in order to exercise any rights of a holder of debt securities under the indenture. The depositary may grant proxies and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a holder of debt securities is entitled to give or take under the indenture.

We understand that, under existing industry practices, if we request any action of holders of debt securities or any owner of a beneficial interest in a global security desires to give any notice or take any action a holder of debt securities is entitled to give or take under the indenture, the depositary would authorize the participants holding the relevant beneficial interests to give that notice or take that action, and the participants would authorize the beneficial owners owning through them to give the notice or take the action or would otherwise act upon the instructions of the beneficial owners owning through them.

The depositary or a nominee thereof, as holder of record of a global security, will be entitled to receive payments of principal and interest for payment to beneficial owners in accordance with customary procedures established from time to time by the depositary. The agent for the payment, transfer and exchange of the securities is the trustee, acting through its corporate trust office located in Chicago, Illinois.

We expect that the depositary, upon receipt of any payment of principal or interest in respect of a global security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in a global security held through the participants will be governed by standing instructions and customary practices, and will be the responsibility of the participants. We, the trustee, our agents and the trustee's agents shall not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global security, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

If we determine that debt securities will no longer be maintained as global securities, or, if at any time an event of default has occurred and is continuing under the indenture, or if the depositary is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered or in good standing under the Exchange Act, and a successor depositary registered as a clearing agency under the Exchange Act is not appointed by us within 90 days, we will issue debt securities in definitive certificated form in exchange for the registered global securities.

In the event that the book-entry system is discontinued, the following provisions shall apply. The trustee or any successor registrar under the indenture shall keep a register for the debt securities in definitive certificated form at its corporate trust office. Subject to the further conditions contained in the indenture, debt securities in definitive certificated form may be transferred or exchanged for one or more debt securities in different authorized denominations upon surrender of the debt securities at a corporate trust office of the trustee or any successor registrar under the indenture by the registered holders or their duly authorized attorneys. Upon surrender of any debt security to be transferred or exchanged, the trustee or any successor registrar under the indenture shall record the transfer or exchange in the security register and we will issue, and the trustee shall authenticate and deliver, new debt securities in definitive certificated form appropriately registered and in appropriate authorized denominations. The trustee shall be entitled to treat the registered holders of the debt securities in definitive certificated form, as their names appear in the security register as of the appropriate date, as the owners of the debt securities for all purposes under the indenture.

PLAN OF DISTRIBUTION

BD may sell the securities in one or more of the following ways (or in any combination) from time to time:

•	through underwriters or dealers;
•	directly to a limited number of purchasers or to a single purchaser; or
•	through agents.

The prospectus supplement will state the terms of the offering of the securities, including:

•	the name or names of any underwriters, dealers or agents;
•	the purchase price of such securities and the proceeds to be received by BD;
•	any underwriting discounts or agency fees and other items constituting underwriters' or agents' compensation;
•	any initial public offering price;
•	any discounts or concessions allowed or reallowed or paid to dealers; and
•	any securities exchanges on which the securities may be listed.

Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If we use underwriters in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including:

•	negotiated transactions;
•	at a fixed public offering price or prices, which may be changed;
•	at market prices prevailing at the time of sale;
•	at prices related to prevailing market prices; or
•	at negotiated prices.

Unless otherwise stated in a prospectus supplement, the obligations of the underwriters to purchase any securities will be conditioned on customary closing conditions and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

We may sell the securities through agents from time to time. The prospectus supplement will name any agent involved in the offer or sale of the securities and any commissions we pay to them. Generally, any agent will be acting on a best efforts basis for the period of its appointment.

We may authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from BD at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. The contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth any commissions we pay for solicitation of these contracts.

Underwriters and agents may be entitled under agreements entered into with BD to indemnification by BD against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments that the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for BD and its affiliates in the ordinary course of business.

Each series of securities other than the common stock, which is listed on the NYSE, will be a new issue of securities and will have no established trading market. Any underwriters to whom securities are sold for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

VALIDITY OF SECURITIES

Unless otherwise indicated in the prospectus supplement with respect to any securities, the validity of the securities will be passed upon for us by Jeffrey S. Sherman, our Senior Vice President and General Counsel.

EXPERTS

The consolidated financial statements of Becton, Dickinson and Company, appearing in Becton, Dickinson and Company’s Annual Report (Form 10-K) for the year ended September 30, 2016, and the effectiveness of Becton, Dickinson and Company’s internal control over financial reporting as of September 30, 2016 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of C. R. Bard, Inc. as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016 and, to the extent incorporated, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2016 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2016, contains an explanatory paragraph that states that C. R. Bard, Inc.’s management excluded from its assessment of the effectiveness of internal control over financial reporting the operations of Liberator Medical Holdings, Inc., which the company acquired on January 21, 2016. Liberator Medical Holdings, Inc.’s operations represented 2.1% of C. R. Bard, Inc.’s consolidated net sales for the year ended December 31, 2016 and assets associated with Liberator Medical Holdings, Inc.’s operations represented 0.4% of C. R. Bard, Inc.’s consolidated total assets as of December 31, 2016. Our audit of internal control over financial reporting of C. R. Bard, Inc. also excluded an evaluation of the internal control over financial reporting of Liberator Medical Holdings, Inc.

$2,250,000,000

Becton, Dickinson and Company

Shares of Common Stock

PROSPECTUS SUPPLEMENT

Joint book-running managers
Citigroup	J.P. Morgan	Morgan Stanley	Wells Fargo Securities
BNP PARIBAS	MUFG	Barclays
Co-managers
Scotiabank	BTIG	BNY Mellon Capital Markets, LLC
ING	Loop Capital Markets	The Williams Capital Group, L.P.

The date of this prospectus supplement is          , 2017